FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2017 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-92024, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158065, 333-162565, 333-170525, 333-176732, 333-180288, 333-183806, 333-197839 and 333-202420.

Connecting customers to opportunities
HSBC aims to be where the growth is, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.
None of the websites referred to in this Interim Report on Form 6-K for the half year ended June 30, 2017 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.
As a reminder
Reporting currency
We use US dollars.
Adjusted measures
We supplement our IFRS figures with adjusted measures used by management internally. These measures are highlighted with the following symbol: ^

In this document we use the following abbreviations to refer to reporting periods.
1H17    First half of 2017
2H16    Second half of 2016
1H16    First half of 2016
 For a full list of abbreviations see page 115.

Unless stated otherwise, risk-weighted assets and capital are calculated and presented on a transitional CRD IV basis as implemented by the Prudential Regulation Authority.

Overview
1a    Forward-looking statements
1b     Certain defined terms
02     Highlights
04     Group Chairman’s Statement
07     Group Chief Executive’s Review
10     Strategic actions
12     Financial overview
16     Global businesses
20     Risk overview

Interim Management Report
22    Financial summary
36    Global businesses
48    Geographical regions
56    Risk
77    Capital

Financial Statements
80    Financial Statements
86    Notes on the Financial Statements

Additional Information
108    Shareholder information

115    Abbreviations

Our photo competition winners
In 2016, we ran a Group-wide photo competition which attracted over 6,200 submissions from 1,100 employees. The joint overall winning photos are featured in this report. The image on the inside front cover shows a rice farmer at harvest time in north-east Vietnam, and the photo on the inside back cover was taken at sunrise at Situ (Lake) Patenggang, West Java, Indonesia.

HSBC Holdings plc	1

Cautionary statement regarding forward-looking statements
This Interim Report 2017 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
Changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve.

•
Changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms.

•
Factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the US DPA; and the other risks and uncertainties we identify in ‘top and emerging risks’ on pages 20 and 21.

1a	HSBC Holdings plc

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc	1b

Highlights
Our international network, universal banking model and capital strength deliver long-term value for customers and shareholders
Group

–	Our operating model consists of four global businesses and a Corporate Centre, supported by 11 global functions.

Performance highlights for 1H17

Strategy execution

–	Delivered growth from our international network with a 7% increase in revenue from transaction banking products; 17% rise in revenue synergies.

–	Achieved annualised run-rate savings of $4.7bn since our 2015 Investor Update. Incremental savings in 1H17 were $1.0bn.

–	Targeted initiatives removed a further $29bn of RWAs in 1H17. RWA reduction programmes have extracted $296bn of RWAs since the start of 2015.

–	Maintained momentum in Asian Insurance and Asset Management, with annualised new business premiums and assets under management up 14% and 17% respectively.

–	Successfully achieved a non-objection to our US capital plan, as part of the Comprehensive Capital Analysis and Review (‘CCAR’).
Financial performance

–	Reported profit before tax of $10.2bn was $0.5bn higher than in 1H16. This included significant items of $1.7bn, which adversely impacted reported performance, compared with $1.5bn in 1H16.

–
Reported revenue of $26.2bn was $3.3bn lower than in 1H16, primarily reflecting the effects of significant items. However, reported loan impairment charges and other credit risk provisions (‘LICs’) decreased by $1.7bn, and reported operating expenses decreased by $2.2bn.

–
Adjusted profit before tax of $12.0bn was $1.3bn higher, reflecting increased adjusted revenue and lower adjusted LICs, partly offset by higher adjusted operating expenses. In 1H17, we achieved positive adjusted jaws of 0.5%.

–	Adjusted revenue increased by $0.8bn or 3%, reflecting improved performance in RBWM, GB&M and CMB. This was partly offset by lower adjusted revenue in Corporate Centre and GPB.

–	Adjusted LICs decreased by $0.9bn, notably reflecting lower individually assessed LICs in CMB and GB&M.

–
Adjusted operating expenses increased by $0.4bn or 3%, reflecting a UK bank levy credit of $0.1bn in 1H16, together with investments in business growth, primarily in RBWM where investments were partly funded by one-off disposal proceeds.

Capital

–
Our capital position further strengthened, with a common equity tier 1 (‘CET1’) ratio at 30 June 2017 of 14.7%, up from 13.6% at 31 December 2016, primarily due to capital generation through profits net of dividends and scrip, and favourable foreign currency translation differences.

For the half-year to 30 June 2017
(1H16: $9.7bn)

$10.2bn
(1H16: $10.7bn)
$12.0bn
(1H16: $29.5bn)
$26.2bn
At 30 June 2017
(31 Dec 2016: $857.2bn)
$876.1bn

(31 Dec 2016: 13.6%)
14.7%
(31 Dec 2016: $2,375bn)
$2,492bn

2	HSBC Holdings plc

Our global businesses

Retail Banking and Wealth Management (‘RBWM’)	Commercial Banking (‘CMB’)	Global Banking and Markets (‘GB&M’)	Global Private Banking (‘GPB’)
We help millions of people across the world to manage their finances, buy their homes, and save and invest for the future. Our Insurance and Asset Management businesses support all our global businesses in meeting their customers’ needs.

We support approximately 1.7 million business customers in 54 countries and territories with banking products and services to help them operate and grow. Our customers range from small enterprises focused primarily on their domestic markets, through to large companies operating globally.

We provide financial services and products to companies, governments and institutions. Our comprehensive range of products and solutions, across capital financing, advisory and transaction banking services, can be combined and customised to meet clients’ specific objectives.

We help high net worth individuals and their families to grow, manage and preserve their wealth.
Adjusted profit before tax^
(1H16: $2.5bn) $3.4bn	(1H16: $2.9bn) $3.4bn	(1H16: $2.6bn) $3.4bn	(1H16: $0.2bn) $0.1bn
Risk-weighted assets
(31 Dec 2016: $115.1bn) $116.6bn	(31 Dec 2016: $275.9bn) $289.2bn	(31 Dec 2016: $300.4bn) $306.1bn	(31 Dec 2016: $15.3bn) $16.4bn
^Our global businesses are presented on an adjusted basis, which is consistent with the way in which we assess the performance of our global businesses.
.
Delivery against Group financial targets

Return on equity 8.8%	Adjusted jaws^ +0.5%	Dividends per ordinary share in respect of 1H17 $0.20
For further details, see page 15.

HSBC Holdings plc	3

Group Chairman’s Statement
The Group delivered strong results across its major businesses, providing further evidence of a successful repositioning. Its diversified business model, international network and capital strength provide a solid foundation for further growth.

As the Group approaches a periodic transition in leadership, it is extremely pleasing to report that, in the first half of 2017, it delivered a strong set of results across its major businesses. As well as being financially robust, these results added further evidence of the successful repositioning of the Group since 2011. This has created a solid foundation, with attractive optionality, for the future.
The benefits of diversification, combined with the Group’s capital and funding strength, once again were apparent. Notwithstanding uncertainties arising from increasing geopolitical tensions and ambiguous predictions around the shape of transition to, and final form of, the UK’s future relationship with its major trading partners in the EU, customer activity across all business segments was resilient. Markets-based revenues benefited from market share advances, commercial banking customer activity was robust, wealth management and insurance revenues were notably stronger in Hong Kong, and credit experience globally remained remarkably sound. As central bank interest rates edged higher, led by the US, we began to benefit from improved margins on our core deposit bases, providing a welcome enhancement to the Group’s revenue mix, given the likely trajectory of interest rates over the medium term.
These factors drove reported profit before tax for the Group in the first six months of 2017 to $10.2bn, 5% higher than what was achieved in the first half of 2016. Earnings per share amounted to $0.35 (1H16: $0.32).
On the adjusted basis used to assess management performance, pre-tax profits were $12.0bn, 12% higher than in the comparable period. It was particularly pleasing to note improvements within both revenue and cost performance that derive from management actions taken in recent years to reshape the Group around its core strengths. Stuart Gulliver will address these in more detail in his review.
The Group’s capital position remains strong, with the common equity tier 1 ratio standing at 14.7% at 30 June (31 December: 13.6%). During the period we completed the further share buy-back of $1bn that the Board approved in February and, also as previously announced, we maintained the first two dividends in respect of the year at $0.20 in aggregate, in line with the prior year. In light of the strong capital position, the Board approved a further buy-back of up to $2.0bn of ordinary shares, planned to commence shortly after publication of these interim results.
HSBC is now better positioned for the future
Management continued to make good progress against the strategic targets laid out in June 2015. The first half of the year included a number of important events that will contribute to the strengthening of HSBC’s position in our two home markets and in core product areas.

4	HSBC Holdings plc

One of the most significant opportunities for HSBC going forward is participation in China’s domestic capital markets as these open up. Meaningful progress in this regard was made in the first half of this year, which saw the granting of further access to undertake domestic corporate bond underwriting and the establishment of Bond Connect, which enables offshore investors to trade onshore Chinese interbank bonds through Hong Kong. In equity markets, Chinese stocks traded higher in part on MSCI’s decision in June to include them in its global benchmark equity index for the first time.
Given these developments, we were delighted to receive approvals at the end of June enabling The Hongkong and Shanghai Banking Corporation to establish the first joint venture securities company majority-owned by a foreign bank. This will enable HSBC to offer a broad spectrum of securities and investment banking services nationally, and is an important step in building out our global banking and markets capabilities to serve the Chinese capital markets.
The second area to highlight is the value of our network and how we are investing to enhance that value. HSBC’s position as the leading bank in trade finance reflects its unique global network and heritage. Technology is offering important opportunities to automate and digitise paper-heavy supply chain processes, and organise supply chain financing on a single platform. For example, HSBC, working with its strategic business commerce partner, Tradeshift, is now offering an integrated solution to enable our clients to manage their global supply chains and working capital requirements from a simple online platform. This will improve transparency and reduce costs.
In terms of structural change, the creation of the UK ring-fenced bank to meet the central recommendation of the Independent Commission on Banking in 2011 has been one of the largest projects ever undertaken by the Group. At its peak, the project team numbered more than 2,000 and costs to date amount to approximately half a billion dollars. In early July, the Prudential Regulation Authority approved a restricted licence for the new bank, representing an important milestone in meeting our legal obligations. We are targeting 1 July 2018 as the deadline to operationalise the UK ring-fenced bank, ahead of the statutory implementation date of 1 January 2019. Transition towards this deadline will be a key execution priority.

Finally, the Board was delighted that the successful transformation of the Group over the last six and a half years was recognised through HSBC being awarded the accolade of the ‘World’s Best Bank’ earlier this month by Euromoney magazine. This award reflects the extraordinary efforts of the management team and all of our colleagues in reshaping the Group to meet the expectations of all our stakeholders. As ever, we owe them our sincere gratitude.
As I head towards retirement from HSBC later this year, I have taken the opportunity to set out the three public policy issues that are top of mind in terms of allowing the financial system to serve the global economy better.
Regulatory fragmentation must be avoided
The new administration in the US is leading the rest of the world in applying a retrospective lens to the aggregate of regulatory changes implemented and proposed in the aftermath of the global financial crisis. This fresh look, focusing on simplification and supporting economic growth, is to be welcomed. Earlier concerns that it could lead to fragmentation of the international regulatory concordat have substantially dissipated following supportive comments from senior US officials regarding continuing active participation in the international regulatory bodies.
However, there remain concerns, particularly in Europe, that outstanding work streams may be addressed over different time frames globally. This, too, would lead to a fragmented framework with the risk of skewing financial market activity to where the capital support required is lightest. Such an outcome has to be avoided to prevent capital misallocation, and is particularly pertinent for traded markets activity. The best outcome remains early finalisation of what has already been agreed globally in principle, and a further agreement that remaining regulatory changes will be implemented in lockstep across the major jurisdictions.
Europe must not allow its financial capacity and capabilities to be diminished
Negotiations concerning the future shape of financial service provision as the UK prepares to leave the EU will undoubtedly be complex and time-consuming. The essential questions that have to be addressed are whether, at the conclusion of the negotiations, the economies of Europe will continue to have access to at least the same amount of financing capacity and related risk management services, and as readily available and similarly priced, as they have enjoyed with the UK as part of the EU.
On a highly positive note, we are encouraged that there has been no suggestion of weakening regulatory or supervisory standards anywhere in Europe in order to improve competitive positioning; this is equally essential to preserve the credibility and capacity of European financial markets.

HSBC Holdings plc	5

Increased cooperation on tackling financial crime is essential
Tackling financial crime remains both a priority and a key challenge. We have made significant progress in detecting and preventing bad actors accessing the financial system but recognise this is a never-ending effort. Additionally, as digitalisation of commercial activity increases, the risks of confidence-threatening disruption and economic loss, not least from cyber attacks, are amplified. Technology, and in particular data analytics and machine learning applied to big data, will soon provide much greater capabilities to help us meet our objectives. What is also clear is that greater cooperation between the public and private sectors, together with a refresh of bank secrecy laws and regulation designed for a different age, would significantly increase the effectiveness of our joint efforts.
The good news is that there is increasing evidence of such discussions taking place. We should aspire to a unique digital identity for all participants in the financial system; a mandatory register of beneficial ownership of corporate and other non-personal structures in every country; and finally, enabling law and regulation to allow sanctioned sharing of customer information within institutions cross-border, between peer institutions, and between the industry and law enforcement services in pursuance of tackling financial crime. With enhanced public/private cooperation to combat financial crime, we could deploy the industry’s considerable investment in this area much more effectively to the benefit of the societies we serve.
Outlook
In spite of geopolitical tensions and uncertainties, the major economic regions seem more synchronised in their growth trajectories than ever. Business investment is rising in the US and could expand further if promised tax reform can be delivered. Confidence is notably improving within the eurozone, with the prospect of structural reform in France, following the recent election outcomes, seen positively for future growth prospects. China’s economic data also is evidencing resilience after a slower period, and against this backdrop China‘s financial regulators have taken the opportunity to tackle risks evident in both the traditional and so-called shadow banking systems. With careful coordination and calibration, these moves are positive for the economy. The UK is, however, showing some signs of slower growth as the inflationary impacts of a weaker currency, Bank of England caution over consumer indebtedness and uncertainties over the EU exit negotiations constrain consumer and business confidence and spending.
The risks to economic growth remain concentrated around geopolitical events and political mis-steps. Additionally, the formidable challenge within Europe of negotiating both the terms of the UK‘s exit from the EU and the basis of the future relationship will dominate political agendas for some time, crowding out time for other policy considerations.
We enter this period with confidence, given our geographical and business line diversification, and strong balance sheet. On top of this, HSBC is served by an exceptional management team and 233,000 dedicated and talented colleagues.

For the past six and a half years, it has been my great privilege to lead HSBC’s employees as Group Chairman. As I prepare to pass on the baton, I could not be more proud of what we have achieved together and I thank them on behalf of the Board, for the last time, for all their support.

‘One of the most significant opportunities for HSBC going forward is participation in China’s domestic capital markets as these open up’

‘We enter this period with confidence, given our geographical and business line diversification, and strong balance sheet’

6	HSBC Holdings plc

Group Chief Executive’s Review
We have a diversified, universal banking business model and an integrated global network that work for our clients and deliver industry-leading returns for our investors.
We have made an excellent start to 2017, reflecting the changes we have made since our Investor Update in 2015 and the strength of our competitive position. Our three main global businesses performed well, generating significant increases in both reported and adjusted profit before tax, and gaining market share in many of the products that are central to our strategy. Revenue grew faster than costs on an adjusted basis compared with last year’s first half, and we passed a number of major milestones on the way to completing our strategic actions.
Our international network continues to distinguish us from our peers and we strengthened it further in the first half of the year. We received regulatory approval in June to establish HSBC Qianhai Securities Limited, which will be the first joint-venture securities company in mainland China to be majority-owned by a foreign bank. This is a landmark achievement that will increase access to China’s markets for our domestic and international clients. The new business is expected to launch in December 2017, pending the granting of the necessary securities licences.
HSBC was named ‘World’s Best Bank’ at the Euromoney Awards for Excellence 2017 in July. This is a fantastic endorsement of all that we have achieved in transforming HSBC since 2011, and recognises the effectiveness of our business model, the value of our network and the superior ability that these things give us to help clients achieve their international ambitions. I am grateful to all 233,000 colleagues around the world for their considerable efforts in making this possible.
Business performance
Global Banking and Markets had a strong first half with large adjusted revenue increases in the majority of businesses compared with the same period last year. Our Equities and Fixed Income businesses performed well, growing revenue and capturing market share in spite of difficult conditions at the start of the second quarter. Debt Capital Markets also gained market share in Asia, MENA and Latin America.
Retail Banking and Wealth Management adjusted revenue grew significantly, with increases across multiple business lines. In Retail Banking, our robust balance sheet and trademark capital strength continued to attract deposits, particularly in Hong Kong, with associated revenue growth supported by interest rate rises.  We also increased lending in our target markets, especially Hong Kong, the UK and Mexico.  Wealth management benefited from improving customer investment appetite, strong product sales across all categories, and the impact of market movements on our life insurance manufacturing businesses.
Commercial Banking adjusted revenue increased on the back of strong growth in Global Liquidity and Cash Management. This more than compensated for marginal falls in revenue in Credit and Lending, and Global Trade and Receivables Finance. While Global Trade and Receivables Finance revenue

HSBC Holdings plc	7

was down compared with last year’s first half, it remained stable from the end of 2016 as we grew the balance sheet in Asia. We continued to capture trade finance market share in key hubs, including Hong Kong and Singapore.
Adjusted operating expenses rose slightly compared with the same period last year, as we invested more in business growth. Performance-related compensation also rose in line with increases in profit before tax. We remain on track to hit our revised cost-saving target by the end of 2017.
Adjusted loan impairment charges were lower than in the first half of 2016, mainly due to improved credit conditions in the oil and gas industry in North America.
Delivering value for our shareholders
Our common equity tier 1 ratio was 14.7% at 30 June, up from 12.1% at the same point in 2016. In the past 12 months we have paid more in dividends than any other European or American bank and returned $3.5bn to shareholders through share buy-backs. We have done this while strengthening one of the most resilient capital ratios in the industry.
Where we have excess capital, we are open to returning it to shareholders. To that end, and having received the appropriate regulatory clearances, we will execute a further share buy-back of up to $2bn in the second half of 2017. This will bring the total value of shares repurchased since August 2016 to $5.5bn.
Strategic actions
The strategic actions that we announced at our Investor Day in June 2015 have been instrumental in making HSBC a better and more profitable bank. They continue to improve our ability to increase returns and gain maximum value from our international network, and we remain on track to complete the majority of actions by the end of the year.
Targeted initiatives removed a further $29bn of RWAs from the business in the first half of 2017. Our RWA reduction programmes have extracted a total of $296bn of RWAs from the business since the start of 2015, comfortably exceeding our target. We will continue to identify and remove low-return RWAs to the end of 2017 and beyond.

We remain on track to achieve around $6bn of annualised cost savings by the end of the year, in line with the revised expectations that we set at our annual results. We removed a further $0.9bn of costs in the first six months, taking the total achieved since 2015 to $4.7bn.
HSBC Mexico maintained its momentum from 2016. Higher lending balances, strong deposit growth and improved collaboration between businesses helped to generate significantly higher profits than in last year’s first half. It also continued to capture market share in targeted areas, particularly consumer lending.
Our US business remains a valuable source of business for other parts of our global network, and is therefore integral to HSBC. It is off track, but continues to make important progress. The run-off of our legacy US consumer and mortgage lending portfolio has been faster than we originally projected, and is almost complete. The US business received a non-objection to its capital plan from the US Federal Reserve Board as part of the Comprehensive Capital Analysis and Review in June.
We have been granted a restricted banking licence from the Financial Conduct Authority and the Prudential Regulation Authority for our UK ring-fenced bank. This is a significant achievement and an important milestone in the creation of HSBC UK. We have made good progress in establishing the IT infrastructure for HSBC UK, and have moved around 170,000 customer sterling accounts to new HSBC UK sort codes. We expect to move all

8	HSBC Holdings plc

remaining sterling accounts that require new HSBC UK sort codes by the end of September 2017. We are very well advanced in filling the roles that will move from London to Birmingham, and remain on track to have a fully functioning team in place for the opening of our new UK headquarters in the first quarter of 2018.
Our international network continues to drive revenue growth for the business. Revenue from transaction banking products, which rely on the strength of the network, grew relative to last year’s first half, particularly in Global Liquidity and Cash Management, and Foreign Exchange. 49% of Group adjusted client revenue is now linked to our international network, up from 45% at the same point in 2016.
We continue to shift the Group’s business mix towards Asia, building on our improved financial performance and strong customer acquisition in the region since June 2015. We won new mandates related to the China-led Belt and Road initiative in the first half of the year and helped connect more Chinese companies to international opportunities. We also continued to expand our product range in the Pearl River Delta, offering personal loans to existing customers and launching retail business banking in the region. We now have around a quarter of a million credit cards in circulation in mainland China following the launch of our exclusively HSBC-branded credit card in December 2016. HSBC was named ‘Asia’s Best Bank’ at the Euromoney Awards for Excellence 2017.
We remain the world’s leading international bank for renminbi business, and achieved a number one ranking among foreign banks for onshore bonds in the first half of the year. HSBC was appointed one of the first market makers for the new Bond Connect in mainland China’s Interbank Bond Market, and we underwrote the first new bond issue under the scheme in July. We ranked number one for the sixth consecutive year in the Asiamoney Offshore RMB Poll 2017.
Over the past five years, our Global Standards programme has transformed our ability to manage financial crime risk, making the Group and its customers safer and helping us to protect the integrity of the financial system. We have more work to do this year to complete the programme before integrating it fully into ’business as usual’ risk management practices. Combating financial crime will continue to be a high priority, and we will always look for ways to strengthen our capabilities.
Douglas Flint
Douglas Flint steps down as Group Chairman in October and retires from HSBC after 22 years’ distinguished service. I am grateful to Douglas for his support since the end of 2010 as we have implemented our long-term strategy for HSBC. During that time, he has not only helped HSBC to negotiate an ever-evolving regulatory environment, but also played a leading role in helping the banking industry recast the regulatory framework in response to the global financial crisis. Douglas has a fantastic reputation around the world for his knowledge, experience and technical expertise. I am sure that he will continue to contribute all of those things for the benefit of business and wider society. He leaves with the best wishes of everyone at HSBC.
Looking forward
Our business is in good shape. We have a diversified, universal banking business model and an integrated global network that work for our clients and deliver industry-leading returns for our investors. It is run efficiently, with strict risk-weighted asset and cost discipline, and responsibly, with a robust balance sheet and a formidable capital base. We remain focused on growing the business, improving our competitive position and rewarding our shareholders.

‘Our international network continues to distinguish us from our peers and we strengthened it further in the first half of the year’
‘Our Global Standards programme has transformed our ability to manage financial crime risk, making the Group and its customers safer and helping us to protect the integrity of the financial system’

HSBC Holdings plc	9

Strategic actions
We are well on our way towards achieving the
actions outlined in our June 2015 Investor Update.

Capturing value from our international network
In our June 2015 Investor Update, we outlined a series of strategic actions to make the most of our competitive advantages and respond to a changing environment. These actions are focused on improving efficiency in how we use our resources, and on investing for growth in line with our strategy. Each action has targets defined to the end of 2017. The table opposite summarises our progress in 2017 with additional details provided on this page.
Resizing and simplifying our business
We have exceeded our target to reduce RWAs, with a gross reduction of $28.6bn achieved in 1H17 through management actions. We completed asset sales totalling approximately $5.5bn from our US consumer and mortgage lending (‘CML’) run-off portfolio. We continue to manage RWAs in a disciplined way and aim for further RWA reductions from management actions through to the end of 2017.
We continue to develop our businesses across the North American Free Trade Agreement ('NAFTA') region. In Mexico, we grew adjusted revenue by 14% compared with 1H16, driven mainly by increased RBWM loan balances on improved product propositions. We grew adjusted profit before tax in the US and Canada, as well as cross-border revenue within the NAFTA region by 7%. Revenue from international subsidiaries of our US clients based outside the NAFTA region increased by 14% compared with 1H16.
We remain on course to complete the set-up of our UK ring-fenced bank (‘RFB’) ahead of the 1 January 2019 statutory deadline. In 1H17, we passed several significant milestones including the reconfiguration of several key IT systems required to operate the RFB and also the successful migration of approximately 170,000 customer sterling accounts to new HSBC UK sort codes. In addition, we received a restricted bank licence for the RFB and are now working through an agreed mobilisation plan with the PRA and FCA to receive an unrestricted licence in 2018.
Our programme to deliver total cost savings of around $6bn is on track. Costs to achieve in 1H17 were $1.7bn and we expect around $1bn of investment in the second half of 2017. Our cost savings allow us to fund new digital and innovation initiatives, and meet other costs related to regulatory programmes and compliance. For example, we introduced a new customised payments screen for CMB and GB&M customers, which is now live in 21 markets and has resulted in a near 20% reduction in customer queries. We are also one of the largest financial services users of biometrics globally, and continue to introduce voice recognition and fingerprint technology across our network.
Redeploying capital to grow our business
We continue to leverage our international network to support our clients. International client revenue continues to represent approximately one half of our total revenue. In 1H17, transaction banking revenue rose by 7%, with strong growth in our Global Liquidity and Cash Management (‘GLCM’) and foreign exchange businesses. Revenue synergies across our businesses grew by 17% compared with 1H16.
Our pivot towards Asia continues. In 1H17, we grew our loan portfolio in the region by approximately $31bn to $401bn. Our asset management and insurance businesses in Asia realised significant revenue growth, driven by strong net flows, and market movements supported by strong sales momentum, respectively. Since our launch of credit cards in China at the end of last year, we have reached nearly 250,000 cards in circulation.
We continue to be recognised as the leading bank for international renminbi (‘RMB’) products and services, ranking first for the sixth year in a row in the Asiamoney Offshore RMB Poll 2017. In 1H17, we were appointed as one of the first market makers for the launch of Bond Connect, a bond trading link between mainland China and Hong Kong. This allows, for the first time, foreign fund managers to trade in China’s bond markets without using an onshore account. HSBC acted as joint lead underwriter for the first Belt and Road initiative RMB-denominated bond issued in mainland China by a non-Chinese issuer (‘Panda bond’) under Bond Connect.

Selected awards and recognition in 1H17
Euromoney Awards for Excellence 2017
World’s Best Bank
World’s Best Investment Bank in the Emerging Markets
Asia’s Best Bank

Asiamoney Banking Awards 2017
Best International Bank in China

Asiamoney Offshore RMB Poll 2017
Best overall offshore RMB products / services

Extel Survey 2017
#1 SRI & Sustainability
#1 Integrated Climate Change

10	HSBC Holdings plc

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HSBC Holdings plc	11

Financial overview
Reported results
This table shows our reported results for the last three half-years, ended 30 June 2017 (‘1H17’), 31 December 2016 (‘2H16’) and 30 June 2016 (‘1H16’).
All commentary in this Financial overview compares the 1H17 results with 1H16, unless otherwise stated.
Reported profit before tax
Reported profit before tax of $10.2bn was $0.5bn or 5% higher than in 1H16, despite net adverse movements of significant items and unfavourable effects of foreign currency translation, which are described in more detail on page 22. Excluding significant items and currency translation, profit before tax increased by $1.3bn or 12%.
Reported revenue
Reported revenue of $26.2bn was $3.3bn or 11% lower, largely reflecting a net unfavourable movement in significant items of $3.1bn, which included:

–
in 1H16, favourable fair value movements on our own debt designated at fair value reflecting changes in our own credit spread of $1.2bn, which are now reported in other comprehensive income, following our partial early adoption of IFRS 9 ‘Financial Instruments’ on 1 January 2017;

–	revenue of $1.5bn in 1H16 relating to the operations in Brazil that we sold in July 2016; and

–	in 1H16, a $0.6bn gain on the disposal of our membership interest in Visa Europe. This compared with a $0.3bn gain on the disposal of our shares in Visa Inc. in 1H17.
Excluding significant items, and adverse effects of foreign currency translation of $1.0bn, revenue increased by $0.8bn or 3%.
Reported LICs
Reported LICs of $0.7bn were $1.7bn or 72% lower, notably from reductions in CMB and GB&M, as well as the effect of our sale of operations in Brazil ($0.7bn). We also recorded lower LICs in our US run-off portfolio in Corporate Centre, and favourable effects of foreign currency translation of $0.1bn.
Reported operating expenses
Reported operating expenses of $16.4bn were $2.2bn or 12% lower. This reflected a reduction in significant items of $2.0bn, which included:

–	in 1H16, a $0.8bn write-off of goodwill in our GPB business in Europe;

–	a net release of $0.3bn in 1H17 related to settlements and provisions in connection with legal matters compared with charges of $0.7bn in 1H16; and

–	operating expenses of $1.1bn in 1H16 incurred in the operations in Brazil that we sold.
These were partly offset by:

–	costs to achieve of $1.7bn, compared with $1.0bn in 1H16.

Excluding significant items and the favourable effects of foreign currency translation of $0.6bn, operating expenses increased by $0.4bn, partly due to a $0.1bn credit in 1H16 related to the 2015 UK bank levy. The remaining increase reflected investment in growth programmes, primarily in RBWM where investments were in part funded by the proceeds from our sale of Visa shares.
Reported income from associates
Reported income from associates and joint ventures of $1.2bn decreased by $55m, primarily reflecting the adverse impact of foreign currency translation.

	Half-year to
Reported results	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m
Net interest income	13,777	15,760	14,053
Net fee income	6,491	6,586	6,191
Net trading income	3,928	5,324	4,128
Other income	1,970	1,800	(5,876)
Net operating income before loan impairment charges and other credit risk provisions (‘revenue’)	26,166	29,470	18,496
Loan impairment charges and other credit risk provisions (‘LICs’)	(663)	(2,366)	(1,034)
Net operating income	25,503	27,104	17,462
Total operating expenses	(16,443)	(18,628)	(21,180)
Operating profit	9,060	8,476	(3,718)
Share of profit in associates and joint ventures	1,183	1,238	1,116
Profit before tax	10,243	9,714	(2,602)

12	HSBC Holdings plc

Adjusted performance
Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements on page 80. We also present adjusted performance measures to align internal and external reporting, identify and quantify items management believes to be significant, and provide insight into how management assesses period-on-period performance. Adjusted performance measures are highlighted with the following symbol: ^
To derive adjusted performance, we adjust for:

–	the period-on-period effects of foreign currency translation; and

–	the effect of significant items that distort period-on-period comparisons, which are excluded in order to understand better the underlying trends in the business.
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 38.
Adjusted results^
This table shows our adjusted results for 1H17 and 1H16. These are discussed in more detail on the following pages.

	Half-year to		Movements compared with 1H16
Adjusted results^	30 Jun 2017 $m	30 Jun 2016 $m	Adverse	Favourable	(%)
Net operating income before loan impairment charges and other credit risk provisions (‘revenue’)	26,053	25,235		818	3
Loan impairment charges and other credit risk provisions (‘LICs’)	(663)	(1,556)		893	57
Total operating expenses	(14,606)	(14,222)	(384)		(3)
Operating profit	10,784	9,457		1,327	14
Share of profit in associates and joint ventures	1,183	1,194	(11)		(1)
Profit before tax	11,967	10,651		1,316	12
Adjusted profit before tax^
On an adjusted basis, profit before tax of $12.0bn was $1.3bn or 12% higher than in 1H16. This reflected higher revenue (up $0.8bn) and lower LICs (down $0.9bn), partly offset by an increase in operating expenses (up $0.4bn).

Adjusted revenue^
Adjusted revenue of $26.1bn was $0.8bn or 3% higher. The increase reflected the following:

–
In RBWM, revenue increased by $1.1bn or 12%, primarily in Wealth Management, driven by insurance manufacturing (up $554m), as favourable market impacts compared with adverse impacts in 1H16, notably in Asia and France. Investment distribution income also grew, notably in Asia, reflecting improved investor confidence. In Retail Banking, revenue grew in current accounts, savings and deposits, reflecting wider spreads and increased balances in Hong Kong. This was partly offset by lower personal lending revenue as a result of narrower spreads in Hong Kong and the UK.

–
In GB&M, revenue increased by $0.6bn or 8%. Revenue rose in Fixed Income, Currencies and Commodities (‘FICC’) (up $176m), primarily in Rates and Credit, as we captured higher client flows and increased our market share, notably in Europe, and in Equities (up $167m) as we grew market share in Prime Financing. In Global Banking, revenue increased (up $168m), with continued momentum in investment banking products and growth in lending

HSBC Holdings plc	13

balances, which more than offset spread compression; the increase also reflected recoveries on restructured facilities in 1H17 compared with write-downs in 1H16. Revenue also increased by $129m in Global Liquidity and Cash Management ('GLCM'), reflecting balance growth from increased client mandates, and wider spreads, notably in Asia. These increases were partly offset by net adverse movements on credit and funding valuation adjustments of $147m.

–
In CMB, revenue increased by $0.1bn or 1%, notably in GLCM from balance growth and wider spreads in Hong Kong. In the UK, we grew balances, though this was more than offset by narrower spreads. Revenue decreased in Credit and Lending from narrower spreads, notably in Hong Kong, although we increased average lending balances in both the UK (up 14%) and Hong Kong (up 13%). Revenue also decreased in Global Trade and Receivables Finance (‘GTRF’), notably reflecting managed customer exits in the Middle East and North Africa (‘MENA’).

These increases were partly offset:

–
In Corporate Centre, revenue decreased by $0.9bn or 50%, mainly in Central Treasury ($0.6bn). This reflected lower favourable fair value movements ($0.1bn in 1H17 compared with $0.4bn in 1H16) relating to the economic hedging of our long-term debt, as well as higher interest expense on our debt ($0.3bn). Revenue also fell in the US run-off portfolio ($0.3bn) from continuing disposals. These reductions were partly offset by a rise in Legacy Credit as a result of net favourable movements on credit and funding valuation adjustments.

–
In GPB, revenue decreased by $48m or 5%, reflecting the continued impact of our repositioning actions. These actions are now largely completed. Revenue increased in markets targeted for growth, notably in Hong Kong reflecting an increase in client activity and wider deposit spreads.

	Half-year to
Adjusted revenue^	30 Jun 2017 $m	30 Jun 2016 $m	Variance $m	%
RBWM	10,043	8,955	1,088	12
CMB	6,407	6,315	92	1
GB&M	7,823	7,213	610	8
GPB	846	894	(48)	(5)
Corporate Centre	934	1,858	(924)	(50)
Total	26,053	25,235	818	3

Adjusted LICs^
Adjusted LICs of $0.7bn were $0.9bn or 57% lower, reflecting reductions in:

–
CMB ($0.4bn lower), notably in North America and the UK, reflecting lower individually assessed LICs, primarily against exposures in the oil and gas sector. In addition, there was a net release in 1H17 in the UK relating to the construction sector. This was partly offset by higher LICs in Hong Kong relating to a small number of customers;

–	GB&M ($0.4bn lower), as individually assessed LICs reduced, notably because 1H16 included charges against exposures in the oil and gas, and mining sectors in the US; and

–	Corporate Centre ($0.1bn lower), primarily from lower collective LICs in the US run-off portfolio in 1H17.
Adjusted operating expenses^
Adjusted operating expenses of $14.6bn were $0.4bn or 3% higher. This was partly due to a credit of $0.1bn in 1H16 relating to the 2015 UK bank levy.
Excluding the impact of the UK bank levy, adjusted operating expenses were higher reflecting investments in business growth, primarily in RBWM where investments were in part funded by the proceeds from our sale of Visa shares. The impact of our cost-saving initiatives broadly offset inflation and continued investment in our regulatory programmes and compliance.

Our total investment in regulatory and compliance programmes in 1H17 was $1.6bn, up $168m or 12%. This reflected the continued implementation of our Global Standards programme to enhance financial crime risk controls and capabilities, and investment in stress testing and other regulatory programmes. These costs included spend incurred to deliver the programmes, as well as recurring costs to maintain the activities.
The number of employees expressed in full-time equivalent staff (‘FTEs’) at 30 June 2017 was 232,957, a decrease of 2,218 from 31 December 2016. This reflected reductions resulting from our transformation programmes, partly offset by investment in our Global Standards programme of 5,585 FTEs.
Adjusted income from associates^
Adjusted income from associates and joint ventures of $1.2bn fell by $11m compared with 1H16.

14	HSBC Holdings plc

Balance sheet and capital
Balance sheet strength
Total reported assets were $2.5tn, 5% higher than at 31 December 2016 on a reported basis, and 2% higher on a constant currency basis. We have increased the size of our balance sheet, reflecting targeted asset growth, supported by growth in customer accounts.
Distributable reserves
The distributable reserves of HSBC Holdings at 30 June 2017 were $41bn, compared with $42bn at 31 December 2016. The decrease was primarily driven by distributions to shareholders of $4.0bn, which were higher than profits generated of $3.7bn, as well as fair value losses due to movements in our own credit spread of $486m.
Capital strength
We manage our capital aiming to ensure we exceed current regulatory requirements and are well placed to meet those expected in the future. We monitor our position using capital ratios. These measure capital relative to a regulatory assessment of risks taken. We quantify how these risks relate to our business using RWAs.
Our CET1 ratio at 30 June 2017 was 14.7%, up from 13.6% at 31 December 2016.

Delivery against Group financial targets
Return on equity
Our medium-term target is to achieve a return on equity (‘RoE’) of more than 10%. In 1H17, we achieved an RoE of 8.8% compared with 7.4% in 1H16.

Adjusted jaws^
Jaws measures the difference between the rates of change in revenue and costs. Positive jaws occurs when the figure for the percentage change in revenue is higher than, or less negative than, the corresponding rate for costs.
We calculate adjusted jaws using adjusted revenue and costs. Our target is to maintain positive adjusted jaws.
In 1H17, adjusted revenue increased by 3.2%, whereas our adjusted operating expenses increased by 2.7%. Adjusted jaws was therefore positive 0.5%.
Dividends
In the current uncertain environment, we plan to sustain the annual dividend in respect of the year at its current level for the foreseeable future. Growing our dividend in the future will depend on the overall profitability of the Group, delivering further release of less efficiently deployed capital and meeting regulatory capital requirements in a timely manner. Actions to address these points were core elements of the strategic actions set out in our Investor Update in June 2015.

HSBC Holdings plc	15

Global businesses
We manage our products and services globally through our global businesses.

The ‘Management view of adjusted revenue’ tables provide a breakdown of revenue by major products, and reflect the basis on which revenue performance of each business is assessed and managed.
The comparative periods have been restated to reflect changes to reportable segments, as described on page 36.
Commentary is on an adjusted basis, which is consistent with how we assess the performance of our global businesses.^

Retail Banking and Wealth Management
RBWM serves close to 36 million customers worldwide through four main businesses: Retail Banking, Wealth Management, Asset Management and Insurance. Our HSBC Premier and Advance propositions are aimed at mass affluent and emerging affluent customers who value international connectivity and benefit from our global reach and scale. For customers with simpler banking needs, RBWM offers a full range of products and services reflecting local requirements.
Key events

–	Continued to attract customer deposits (up 3% from December 2016), providing potential benefits from future rate rises.

–	Gains on our sale of Visa shares are being used to finance strategic investments in Insurance and Retail Business Banking business growth.
Financial performance
Adjusted profit before tax of $3.4bn was $0.8bn or 32% higher than for 1H16, reflecting strong revenue growth, partly offset by higher costs and LICs, with positive adjusted jaws of 8.3%.
Adjusted revenue of $10.0bn was $1.1bn or 12% higher, as revenue grew in both Wealth Management and Retail Banking.
The revenue increase in Wealth Management resulted from:

–
growth in insurance manufacturing revenue from favourable market impacts of $217m due to interest rates and equity markets, notably in Asia and France, compared with adverse market impacts in 1H16 of $319m, and higher insurance sales in Asia; and

–	higher investment distribution revenue, primarily driven by higher sales of mutual funds in Hong Kong, reflecting increased investor confidence.
The revenue increase in Retail Banking resulted from:

–	current accounts, savings and deposits due to wider spreads and balances in Hong Kong and Mexico.
This was partly offset by:

–
lower personal lending revenue reflecting narrower spreads in mortgages, notably in Hong Kong and the UK, as well as lower revenue in the UK from current accounts, savings and deposits as spreads narrowed, though balances grew.

Adjusted LICs of $556m were $25m or 5% higher, reflecting our strategy to shift our portfolio to unsecured lending. This included an increase of $43m in Mexico, reflecting targeted growth in unsecured lending and associated higher delinquency rates. In addition, LICs in the UK increased by $47m, primarily against our mortgages and cards exposures. LICs in the UK remain at low levels, representing 16bps of the overall portfolio. The increases in LICs were partly offset by lower LICs in Turkey and the US.
Adjusted operating expenses of $6.1bn were $0.2bn or 4% higher, as transformational and other cost savings were more than offset by investments, increased technology costs resulting partly from higher transaction volumes, performance-related pay and inflation.

Management view of adjusted revenue^	Half-year to			1H17 vs 1H16
	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m	$m	%
Net operating income [1]
Retail Banking	6,549	6,275	6,310	274	4
Current accounts, savings and deposits	3,011	2,574	2,619	437	17
Personal lending	3,538	3,701	3,691	(163)	(4)
– mortgages	1,150	1,274	1,249	(124)	(10)
– credit cards	1,479	1,521	1,504	(42)	(3)
– other personal lending [2]	909	906	938	3	—
Wealth Management	3,221	2,443	2,821	778	32
– investment distribution [3]	1,598	1,414	1,477	184	13
– life insurance manufacturing	1,113	559	837	554	99
– asset management	510	470	507	40	9
Other [4]	273	237	266	36	15
Total	10,043	8,955	9,397	1,088	12
RoRWA (%) [5]	5.9	4.5	4.7
For footnotes, see page 55.

Change in adjusted
profit before tax
++32%

16	HSBC Holdings plc

Commercial Banking
CMB serves approximately 1.7 million customers in 54 countries and territories. Our customers range from small enterprises focused primarily on their domestic markets through to corporates operating globally. We support customers with tailored financial products and services to allow them to operate efficiently and grow.
Services provided include working capital, term loans, payment services and international trade facilitation, as well as expertise in mergers and acquisitions, and access to financial markets.
Key events

–	Launched Move Money, a single payments screen customised for specific clients, in 21 markets.

–	Launched LinkScreen in the UK, making us the world’s first bank to provide small and medium-sized clients with key elements of a traditional face-to-face meeting via an online platform.

Financial performance
Adjusted profit before tax of $3.4bn was $0.5bn or 17% higher, reflecting lower LICs and higher revenue. We achieved positive adjusted jaws of 1.5%.

Adjusted revenue rose by $0.1bn or 1%, as higher revenue in GLCM was partly offset in Credit and Lending, and GTRF.

–
In GLCM, revenue increased by $192m or 9%, reflecting wider spreads in Hong Kong and mainland China. In the UK, growth in average deposit balances of 14% was more than offset by narrower spreads, following the UK base rate reduction in August 2016.

–
In Credit and Lending, revenue decreased by $31m or 1%. This reduction was mainly in Asia reflecting narrower spreads, notably in Hong Kong and mainland China as a result of competitive environments, partly offset by growth in average balances in Hong Kong (13%). In the UK, revenue increased from growth in average balances (14%) which more than offset the effects of spread compression following the base rate reduction in August 2016.

–
In GTRF, revenue decreased by $27m or 3%, primarily in MENA, reflecting managed customer exits in the UAE. GTRF revenue has stabilised since the end of 2016, supported by lending growth in Asia. Despite challenges in global trade, we continued to increase our share of key markets compared with 1H16, including trade finance in Hong Kong and Singapore, and receivables finance in the UK.

Adjusted LICs reduced by $0.4bn, notably in North America and the UK, reflecting lower individually assessed LICs, primarily against exposures in the oil and gas sector. 1H17 also included net releases in the UK relating to the construction sector. These reductions were partly offset by higher individually assessed LICs in Hong Kong relating to a small number of customers. Collectively assessed LICs were higher in Hong Kong and MENA, in part offset in the UK where the reduction reflected reduced exposures and lower loss rates in the oil and gas sector.

Adjusted operating expenses were unchanged as wage inflation and investment in digital initiatives and Global Standards were offset by cost-saving initiatives.

As a result of management initiatives, RWAs were reduced by $7bn, resulting in a cumulative decrease of $53bn since our Investor Update in June 2015, exceeding our target of $29bn.

Management view of adjusted revenue^	Half-year to			1H17 vs 1H16
	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m	$m	%
Net operating income [1]
Global Trade and Receivables Finance	900	927	897	(27)	(3)
Credit and Lending	2,441	2,472	2,467	(31)	(1)
Global Liquidity and Cash Management	2,269	2,077	2,121	192	9
Markets products, Insurance and Investments and Other [6]	797	839	670	(42)	(5)
Total	6,407	6,315	6,155	92	1
RoRWA (%) [5]	2.5	2.2	2.1
For footnotes, see page 55.

Change in adjusted
profit before tax
+17%

HSBC Holdings plc	17

Global Banking and Markets
GB&M serves approximately 4,100 clients in more than 50 countries and territories. It supports major government, corporate and institutional clients worldwide. Our product specialists continue to deliver a comprehensive range of transaction banking, financing, advisory, capital markets and risk management services.
Key events

–
The first foreign bank with a majority-owned securities joint venture in China, which will allow us to provide GB&M and CMB clients with a broad spectrum of investment banking and markets services in China.

–	Growth of 4% in average balances in GLCM from December 2016 positioning us to benefit from potential interest rate rises.
Financial performance
Adjusted profit before tax of $3.4bn was $0.8bn or 33% higher, reflecting a strong revenue performance in 1H17, as well as a reduction in LICs of $0.4bn, partly offset by higher operating expenses of $0.2bn. We achieved positive adjusted jaws of 4.9%. Adjusted revenue increased by $0.6bn or 8% including a net adverse movement of $147m on credit and funding valuation adjustments. Excluding these movements, profit before tax rose by $1.0bn or 40%, and revenue increased by $0.8bn or 11%, with increases in all of our businesses. The rise in adjusted revenue was driven by:

–	FICC (up $176m to $3.1bn), primarily in Rates and Credit, as we captured higher client flows and grew our market share in Europe, despite challenging industry-wide conditions at the start of 2Q17.

–	Equities (up $167m), as we continued to capture market share in Prime Financing products. By contrast, performance in 1H16 was affected by market volatility which led to reduced client activity.

–
A strong performance in Global Banking (up $168m), with continued momentum in Investment Banking products and growth in lending balances, which more than offset the effects of tightening spreads on lending in Asia. The increase in revenue also included recoveries on restructured facilities in 1H17 compared with write-downs in 1H16.

–
An increase from all our transaction banking products, notably GLCM (up $129m) and Securities Services (‘HSS’) (up $92m). In GLCM, balances grew as we won client mandates and spreads widened, notably in Asia and the US, although UK balance growth was offset by narrower spreads.

Adjusted LICs of $41m in 1H17 decreased by $387m. This largely reflected a reduction in individually assessed charges, particularly as the prior year included LICs on exposures in the oil and gas, and mining sectors in the US.

Adjusted operating expenses increased by $152m or 4%, which reflected higher performance and severance costs, including pension costs. In addition, we made strategic investments in GLCM, HSS and Foreign Exchange. Our continued cost management, efficiency improvements and FTE reductions were broadly offset by the effects of inflation.

We have now exceeded the RWA reduction target set in our Investor Update in June 2015, with the cumulative reduction in RWAs from management initiatives reaching $107bn. This includes a further RWA reduction of $11bn in 1H17. Our adjusted RoRWA improved to 2.3% from 1.6% in 1H16.

Management view of adjusted revenue^	Half-year to			1H17 vs 1H16
	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m	$m	%
Net operating income[1]
Global Markets	3,722	3,379	3,196	343	10
– Equities	659	492	482	167	34
– FICC	3,063	2,887	2,714	176	6
Foreign Exchange	1,351	1,354	1,381	(3)	—
Rates	1,147	1,053	1,039	94	9
Credit	565	480	294	85	18
Global Banking	1,950	1,782	1,954	168	9
Global Liquidity and Cash Management	1,042	913	953	129	14
Securities Services	839	747	793	92	12
Global Trade and Receivables Finance	358	340	341	18	5
Principal Investments	77	(1)	223	78	> 100
Credit and funding valuation adjustments[7]	(95)	52	(104)	(147)	> (100)
Other[8]	(70)	1	(34)	(71)	> (100)
Total	7,823	7,213	7,322	610	8
RoRWA (%) [5]	2.3	1.6	1.9
For footnotes, see page 55.
Change in adjusted profit before tax
+33%

18	HSBC Holdings plc

Global Private Banking
GPB serves high net worth individuals and families, including those with international banking needs, through 12 booking centres covering our priority markets.
We provide a full range of private banking services, including Investment Management, which includes advisory and brokerage services, and Private Wealth Solutions, which comprises trusts and estate planning, to protect and preserve wealth for future generations.

Key events

–
Net new money of $1bn was driven by positive inflows of $8bn in key markets targeted for growth, mainly in Hong Kong. This was partly offset by outflows resulting from the repositioning of the business. These repositioning actions are largely complete.

–	Positive momentum with strong growth in client inflows.

Financial performance
Adjusted profit before tax of $143m was $39m or 21% lower as revenue decreased, partly offset by a reduction in costs.

Adjusted revenue of $846m was $48m or 5% lower, reflecting the continued impact of client repositioning. Revenue from markets targeted for growth increased by 9%, mainly in Hong Kong reflecting higher investment revenue and wider deposit spreads.

Adjusted operating expenses of $702m were $20m or 3% lower, mainly as a result of the managed reduction in FTEs and the impact of our cost-saving initiatives.

Management view of adjusted revenue^	Half-year to			1H17 vs 1H16
	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m	$m	%
Net operating income[1]
Investment Revenue	354	381	349	(27)	(7)
Lending	186	211	198	(25)	(12)
Deposit	191	176	164	15	9
Other	115	126	127	(11)	(9)
Total	846	894	838	(48)	(5)
RoRWA (%) [5]	1.8	2.1	1.2
For footnotes, see page 55.
Change in adjusted
profit before tax
-21%

Corporate Centre
Corporate Centre comprises Central Treasury, including Balance Sheet Management (´BSM`), our legacy businesses, interests in our associates and joint ventures, central stewardship costs that support our businesses, and the UK bank levy.
Financial performance
Adjusted profit before tax of $1.6bn was $0.8bn or 33% lower, as revenue decreased, partly offset by a reduction in LICs.
Adjusted revenue fell by $0.9bn or 50%, reflecting a decrease in Central Treasury ($0.6bn) and continuing disposals in the US run-off portfolio ($0.3bn). In Central Treasury, revenue decreased as a result of:

–
lower favourable fair value movements ($0.1bn in 1H17 compared with $0.4bn in 1H16) relating to the economic hedging of interest-rate and exchange-rate risk on our long-term debt with long-term derivatives; and

–	higher interest expense on our debt ($0.3bn), mainly reflecting the higher cost of debt issued to meet regulatory requirements.
These reductions were partly offset by an increase in legacy credit ($0.2bn), primarily resulting from net favourable movements in credit and funding valuation adjustments.
Adjusted LICs were $136m lower, primarily in the US run-off portfolio.

Adjusted operating expenses were $29m or 5% higher, due to a credit booked in 1H16 relating to the UK bank levy in 2015 ($0.1bn), compared with minimal charges in 1H17. Excluding this, operating expenses fell by $116m, due to lower costs in the US run-off portfolio.
Adjusted income from associates rose by $13m or 1%.

Management view of adjusted revenue^	Half-year to			1H17 vs 1H16
	30 Jun 2017 $m	30 Jun 2016 $m	31 Dec 2016 $m	$m	%
Net operating income[1]
Central Treasury[9]	765	1,354	83	(589)	(44)
Legacy portfolios	134	328	392	(194)	(59)
– US run-off portfolio	75	420	272	(345)	(82)
– Legacy credit	59	(92)	120	151	> 100
Other[10]	35	176	(725)	(141)	(80)
Total	934	1,858	(250)	(924)	(50)
For footnotes, see page 55.

HSBC Holdings plc	19

Risk overview
We actively manage risk to protect
and enable the business.
Managing risk
HSBC has maintained a conservative and consistent approach to risk throughout its history, helping to ensure we protect customers’ funds, lend responsibly and support economies. By carefully aligning our risk appetite to our strategy, we aim to deliver long-term shareholder returns.
All employees are responsible for the management of risk, with ultimate accountability residing with the Board. We have a strong risk culture, which is embedded through clear and consistent communication and appropriate training for all employees. A comprehensive risk management framework is applied throughout the Group, with effective governance and corresponding risk management tools. This framework is underpinned by our risk culture and reinforced by the HSBC Values and our Global Standards programme.
Our Global Risk function oversees the framework and is led by the Group Chief Risk Officer, an executive Director. It is independent from the global businesses, including their sales and trading functions, to provide challenge, appropriate oversight, and balance in risk/reward decisions.
HSBC’s risk appetite defines its desired forward-looking risk profile, and informs the strategic and financial planning process. It is articulated in a risk appetite statement, which is approved by the Board. Key elements include:

–	risks that we accept as part of doing business, such as credit risk and market risk;

–	risks that we incur as part of doing business, such as operational risk, which are actively managed to remain below an acceptable tolerance; and

–	risks for which we have zero tolerance, such as knowingly engaging in activities where foreseeable reputational risk has not been considered.
Our risk management framework and risks associated with our banking and insurance manufacturing operations are described on pages 68 to 73 of the Annual Report and Accounts 2016.

Top and emerging risks
Our top and emerging risks framework helps enable us to identify forward-looking risks so that we may take action to either prevent them materialising or limit their effect.
Top risks are those that may have a material impact on the financial results, reputation or business model of the Group in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on HSBC.
During 1H17, we made two changes to our top and emerging risks to reflect our assessment of their potential effects on the Group. The thematic issue ‘Regulatory focus on conduct of business and financial crime’ was removed and ‘Financial crime risk environment’ was added to further emphasise the heightened focus on, and robust oversight, monitoring and active risk management of, financial crime risks.

In addition, one thematic issue was renamed to better reflect the challenges facing the Group. We use the new name in the table opposite, which summarises our top and emerging risks.
Our top and emerging risks are also summarised and discussed in more detail on pages 27 and 64 of the Annual Report and Accounts 2016.
Our approach to identifying and monitoring top and emerging risks is described on page 70 of the Annual Report and Accounts 2016.

20	HSBC Holdings plc

	Risk	Trend	Mitigants
Externally driven
	Geopolitical risk	é
We continually assess the impact of geopolitical events on our business including examining a range of potential impacts arising from the UK’s exit from the European Union (‘EU’). Where required, we take steps to mitigate these risks to help ensure we remain within our risk appetite. We have also strengthened physical security at our premises where the risk of terrorism is heightened.

	Economic outlook and capital flows	é
We actively monitor our wholesale credit and trading portfolios, and undertake stress tests and other analysis, to identify sectors and clients that may come under stress due to economic conditions in the eurozone, mainland China and the UK as its negotiations to exit from the EU commence.

	Turning of the credit cycle	è
We have conducted detailed reviews of our oil and gas, and commercial real estate portfolios. We are actively assessing sectors likely to come under stress due to macroeconomic or geopolitical events, and reducing limits where appropriate.

	Cyber threat and unauthorised access to systems	é
We continue to enhance our cybersecurity capabilities, strengthening the threat detection capability within our security operations centres, delivering enhanced anti-malware capability across our infrastructure, and improving our access control.

*	Regulatory, technological and sustainability developments with adverse impact on business model and profitability	è
We proactively engage with regulators and policy makers to help ensure new regulatory requirements are effectively implemented. We continue to engage with non-governmental organisations to ensure we address environmental concerns adopting changes in policy as required.

	Financial crime risk environment	è
We remain on track to complete the introduction of major compliance IT systems by the end of 2017 to support our global anti-money laundering (‘AML’) and sanctions policy framework. We are conducting an assessment against the core capabilities of our financial crime risk framework to enable the capabilities to be fully integrated in our day-to-day operations.

	US deferred prosecution agreement and related agreements and consent orders	è	We are taking concerted action to remediate AML and sanctions compliance deficiencies and to implement our Global Standards.
Internally driven
	IT systems infrastructure and resilience	è
We continue to monitor and improve service resilience across our technology infrastructure, enhancing our problem diagnosis/resolution and change execution capabilities. This has significantly reduced service disruption to our customers since 1H16.

	Impact of organisational change and regulatory demands on employees	è	We continue to focus on resourcing and employee development to meet regulatory changes, including the UK ring-fenced bank, and to maintain and enhance our leadership strength.
	Execution risk	è
The Group Change Committee continues to oversee the progress of the highest priority programmes across the Group, underpinning the implementation of our strategic actions by managing interdependencies, providing direction and taking action to help ensure successful delivery.

	Third-party risk management	è	We are implementing our enhanced Group policy and framework to strengthen how we identify, assess, mitigate and manage risks across the range of third parties with which we do business.
	Enhanced model risk management expectations	è
We have established a model risk management sub-function in the second line of defence to further strengthen governance of this risk type. We continue to enhance our model risk management framework in order to address evolving requirements, both internal and external.

	Data management	è	We continue to enhance our data governance, quality and architecture to help enable consistent data aggregation, reporting and management.
[é] Risk heightened during 2017
[è] Risk remained at the same level as 2016
*  Thematic risk renamed during 1H17

HSBC Holdings plc	21

Financial summary

Use of non-GAAP financial measures
Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 80.
To measure our performance we also use non-GAAP financial measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. The ‘adjusted performance’ measure used throughout this report is described below, and where others are used they are described. All non-GAAP financial measures are reconciled to the closest reported financial measure.
The global business segmental results on pages 37 to 43 are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’ as detailed in ‘Basis of preparation’ on page 36.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
Foreign currency translation differences are described below. ‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2017. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for the half-year to 30 June 2017 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for the half-years to 30 June 2016 and 31 December 2016 at the average rates of exchange for the half-year to 30 June 2017; and
•
the balance sheets at 30 June 2016 and 31 December 2016 at the prevailing rates of exchange on 30 June 2017.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.

Change to presentation from 1 January 2017
Own credit spread
‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 ‘Financial Instruments’ relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities’ credit risk is presented in other comprehensive income. Refer to ‘Standards applied during the half-year to 30 June 2017’ on page 86 for further detail.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Significant items
The tables on pages 40 to 43 and pages 50 to 52 detail the effect of significant items on each of our global business segments and geographical regions during 1H17 and the two halves of 2016.

22	HSBC Holdings plc

Consolidated income statement

Summary consolidated income statement
		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnote	$m	$m	$m
Net interest income		13,777	15,760	14,053
Net fee income		6,491	6,586	6,191
Net trading income		3,928	5,324	4,128
Net income/(expense) from financial instruments designated at fair value		2,007	561	(3,227)
Gains less losses from financial investments		691	965	420
Dividend income		49	64	31
Net insurance premium income		4,811	5,356	4,595
Other operating income/(expense)		526	644	(1,615)
Total operating income		32,280	35,260	24,576
Net insurance claims and benefits paid and movement in liabilities to policyholders		(6,114)	(5,790)	(6,080)
Net operating income before loan impairment charges and other credit risk provisions		26,166	29,470	18,496
Loan impairment charges and other credit risk provisions		(663)	(2,366)	(1,034)
Net operating income		25,503	27,104	17,462
Total operating expenses		(16,443)	(18,628)	(21,180)
Operating profit/(loss)		9,060	8,476	(3,718)
Share of profit in associates and joint ventures		1,183	1,238	1,116
Profit/(loss) before tax		10,243	9,714	(2,602)
Tax expense		(2,195)	(2,291)	(1,375)
Profit/(loss) for the period		8,048	7,423	(3,977)
Attributable to:
– ordinary shareholders of the parent company		6,999	6,356	(5,057)
– preference shareholders of the parent company		45	45	45
– other equity holders		466	511	579
– non-controlling interests		538	511	456
Profit/(loss) for the period		8,048	7,423	(3,977)
		$	$	$
Basic earnings per share		0.35	0.32	(0.25)
Diluted earnings per share		0.35	0.32	(0.25)
Dividend per ordinary share (declared in the period)		0.31	0.31	0.20
		%	%	%
Post-tax return on average total assets		0.7	0.6	(0.3)
Return on average risk-weighted assets	11	2.4	1.8	(0.5)
Return on average ordinary shareholders’ equity (annualised)		8.8	7.4	(6.0)
Average foreign exchange translation rates to $:
$1: £		0.795	0.698	0.783
$1: €		0.924	0.896	0.911
For footnotes, see page 55.

Group performance by income and expense item
For further financial performance data for each global business and geographical region, see pages 39 to 43, and 48 to 52, respectively.
Net interest income

		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	$m	$m	$m
Interest income		19,727	23,011	19,403
Interest expense		(5,950)	(7,251)	(5,350)
Net interest income	12	13,777	15,760	14,053
Average interest-earning assets		1,690,585	1,733,961	1,713,555
		%	%	%
Gross interest yield	13	2.35	2.67	2.25
Less: cost of funds		(0.84)	(1.01)	(0.74)
Net interest spread	14	1.51	1.66	1.51
Net interest margin	15	1.64	1.83	1.63
For footnotes, see page 55.

HSBC Holdings plc	23

Financial summary

In July 2016, we completed the sale of operations in Brazil. In 1H16, we recorded net interest income of $0.9bn in Brazil from average interest earning assets of $25.8bn.

In 1H17, our net interest margin was 1.64%, compared with 1.73% in 1H16, excluding the effects of the sale of operations in Brazil and foreign currency translation.

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	—	1,106	—
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act	—	2	—
– trading results from disposed-of operations in Brazil	—	949	—
– currency translation on significant items		155	—
Currency translation		583	230
Total	—	1,689	230

Reported net interest income of $13.8bn decreased by $2.0bn or 13% compared with 1H16. This included the significant items and currency translation totalling $1.7bn, including the effects of the sale of operations in Brazil of $0.9bn.
Excluding the effects of foreign currency translation and the sale of operations in Brazil, net interest income decreased by $0.3bn, mainly in North America and Europe, partly offset by a rise in Asia.
On a reported basis, net interest margin of 1.64% fell by 19 basis points (‘bps’), including the effects of the sale of operations in Brazil and foreign currency translation, which contributed a decrease of 10bps. Net interest margin excluding the effects of sale of operations in Brazil and foreign currency translation decreased by 9bps, reflecting lower cost of customer accounts and an increase in yield on surplus liquidity, notably in Asia and North America. These factors were more than offset by lower yields on customer lending, partly reflecting the continuing run-off of our US CML portfolio, and an increase in the cost of Group debt.
Compared with 31 March 2017, net interest margin remained unchanged.
Interest income
Reported interest income fell by $3.3bn compared with 1H16, mainly as a result of the effect of the sale of operations in Brazil of $2.7bn and foreign currency translation of $1.0bn. Excluding these, interest income increased by $0.4bn. This was driven by higher income from reverse repurchase agreements and surplus liquidity, partly offset by a fall in customer lending income.
Interest income on loans and advances to customers was $0.3bn lower, excluding the effects of our sale of operations in Brazil and foreign currency translation totalling $0.8bn. The decrease arose in:

•	North America, primarily resulting from the continuing run-off of our US CML portfolio; and

•
Europe, as the effects of decreased lending yields more than offset balance growth in mortgages, term lending and overdrafts. This resulted from lower central bank rates, negative interest rates in continental Europe and market competition. Mortgage yields were also affected by a change in portfolio mix towards lower-yielding fixed-rate products.

These decreases were partly offset by increases in:

•	Asia, primarily driven by balance growth in term lending and mortgages, although yields fell reflecting competitive pressures; and

•	Mexico, as balances and yields rose, following the effects of central bank rate rises.

Interest income on reverse repurchase agreements – non-trading was $0.4bn higher, driven by higher yields in all regions and balance growth in North America and Asia. This increase was broadly offset by the cost of repurchase agreements.
Interest income on short-term funds and financial investments, excluding the effects of sale of operations in Brazil and foreign currency translation, also rose, primarily in Asia and North America, following central bank rate rises. This was partly offset by a reduction in Europe, following the Bank of England rate cut in August 2016.
Interest expense
Reported interest expense fell by $1.3bn compared with 1H16, including the effects of the sale of operations in Brazil and foreign currency translation totalling $2.0bn. Excluding these, interest expense increased by $0.7bn. This was mainly as a result of increased cost of repurchase agreements and Group debt, partly offset by lower costs of customer accounts.
Interest expense on repurchase agreements rose by $0.4bn, notably in North America, reflecting higher balances and market rates.
Interest expense on debt issued rose by $0.3bn, excluding the effects of the sale of operations in Brazil and foreign currency translation. This reflected a rise in the cost of funds, although average balances fell as an increase in debt issued by HSBC Holdings to meet regulatory requirements was more than offset by redemptions of senior debt across the Group. The increase in the cost of debt was driven by a combination of longer maturities and the structural subordination of our new issuances.
By contrast, interest expense on customer accounts fell by $0.3bn, excluding the effects of the sale of operations in Brazil and foreign currency translation, although average balances grew in the majority of our regions. This arose in:

•	Asia, reflecting a change in mix towards lower-cost accounts, and central bank rate reductions in a number of markets, including India and Australia;

•	Europe, as a result of the impact of rate reductions in the UK and negative interest rates in continental Europe; and

•	Argentina, reflecting decreases in central bank rates.
These decreases were partly offset by an increase in North America following central bank rate rises.

24	HSBC Holdings plc

Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Account services	1,123	1,310	1,107
Funds under management	1,061	1,172	904
Cards	930	1,010	960
Credit facilities	873	908	887
Broking income	564	530	530
Unit trusts	516	412	451
Underwriting	485	372	333
Imports/exports	379	436	384
Remittances	372	371	395
Global custody	326	330	332
Insurance agency commission	209	228	191
Other	1,068	1,123	993
Fee income	7,906	8,202	7,467
Less: fee expense	(1,415)	(1,616)	(1,276)
Net fee income	6,491	6,586	6,191

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	—	271	—
– trading results from disposed-of operations in Brazil	—	233	—
– currency translation on significant items		38	—
Currency translation		187	66
Total	—	458	66
Net fee income fell by $0.1bn compared with 1H16, as a result of our sale of operations in Brazil, which reduced net fee income by $0.2bn, notably fee income from account services and fee income from cards. The effect of foreign currency translation also reduced net fee income, by $0.2bn.
Excluding the effects of our sale of operations in Brazil and currency translation, net fee income rose by $0.4bn, reflecting increases in RBWM and GB&M. These increases were driven by higher broking and unit trust income, notably in RBWM in Hong Kong due to higher sales reflecting improved retail investor sentiment. We also recorded higher underwriting income, notably in GB&M in the UK, with continued momentum in investment banking products. In addition, fee expense decreased by $0.2bn, primarily in Germany, reflecting the re-presentation of brokerage fees from ‘fee income from funds under management’ to ‘fee expense’ during the second half of 2016.
By contrast, fee income from funds under management fell by $0.1bn, partly driven by the change in presentation in Germany ($0.2bn) noted above.

Net trading income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Trading activities	3,125	5,020	3,682
Net interest income on trading activities	751	730	656
Gain on termination of hedges	6	—	1
Other trading income – hedge ineffectiveness
– on cash flow hedges	4	4	(9)
– on fair value hedges	32	(41)	64
Fair value movement on non-qualifying hedges	10	(389)	(266)
Net trading income	3,928	5,324	4,128

HSBC Holdings plc	25

Financial summary

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	(245)	(39)	(415)
– debit valuation adjustment on derivative contracts	(275)	151	(125)
– fair value movement on non-qualifying hedges	30	(397)	(290)
– trading results from disposed-of operations in Brazil	—	179	—
– currency translation on significant items		28	—
Currency translation		321	45
Total	(245)	282	(370)
Net trading income of $3.9bn was $1.4bn lower than in 1H16, as increased income in Global Markets was more than offset by:

•
Adverse movements on assets held as economic hedges of foreign currency debt designated at fair value of $0.2bn in 1H17, compared with favourable movements of $1.2bn in 1H16. These movements were offset by favourable movements in foreign currency debt designated at fair value in ‘Net income/(expense) from financial instruments designated at fair value’.

•	Net adverse effects of $0.5bn of significant items and foreign currency translation, summarised in the table above.
In Global Markets, adjusted net trading income increased by $0.3bn compared with 1H16, notably in FICC, primarily in Rates and Credit, as we gained market share in Europe, and Equities, mainly driven by increased revenue from Prime Financing products.

Net income/(expense) from financial instruments designated at fair value

		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnote	$m	$m	$m
Net income/(expense) arising from:
Financial assets held to meet liabilities under insurance and investment contracts		1,709	209	1,271
Liabilities to customers under investment contracts		(210)	30	(248)
HSBC’s long-term debt issued and related derivatives		480	270	(4,245)
– change in own credit spread on long-term debt (significant item)	16	—	1,226	(3,018)
– other changes in fair value		480	(956)	(1,227)
Other instruments designated at fair value and related derivatives		28	52	(5)
Net income/(expense) from financial instruments designated at fair value		2,007	561	(3,227)
For footnotes, see page 55.
The majority of our financial liabilities designated at fair value are fixed-rate, long-term debt issuances, and are managed in conjunction with interest rate swaps as part of our interest rate management strategy.
These liabilities are discussed further on page 42 of the Annual Report and Accounts 2016.

In accordance with IFRS 9 ‘Financial Instruments’, fair value movements attributable to changes in our own credit spread on our own debt designated at fair value are now reported in other comprehensive income; by contrast, 1H16 included favourable movements of $1.2bn in the fair value of our own long-term debt reflecting changes in credit spread.

Significant items and currency translation
		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnote	$m	$m	$m
Significant items		—	1,547	(3,009)
– own credit spread	16	—	1,226	(3,018)
– trading results from disposed-of operations in Brazil		—	304	—
– currency translation on significant items			17	9
Currency translation			(177)	(14)
Total		—	1,370	(3,023)
For footnotes, see page 55.
Net income from financial instruments designated at fair value was $2.0bn in 1H17, $1.4bn higher than in 1H16. The increase primarily reflected:

•
Favourable movements of $0.2bn, compared with adverse movements of $1.2bn in 1H16 on foreign currency debt designated at fair value and issued as part of our overall funding strategy (reported as part of ‘other changes in fair value’ in the table above, and offset in ‘Net trading income’ by assets held as economic hedges); and

•
Higher net income of $1.3bn from financial assets and liabilities from insurance and investment contracts, primarily driven by improved equity market performance in Asia and Europe in 1H17. This was partly offset by our sale of operations in Brazil in July 2016.

26	HSBC Holdings plc

These increases were partly offset by:

•
the effects of favourable fair value movements attributable to changes in our own credit spread on our own debt designated at fair value of $1.2bn in 1H16, now reported in other comprehensive income; and

•	lower favourable movements of $0.3bn relating to the economic hedging of interest and exchange rate risk on our long-term debt in Corporate Centre.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts results in a corresponding movement in liabilities to customers, reflecting the extent to which they participate in the investment performance of the associated asset portfolio. These offsetting movements are recorded in ‘Net income/(expense) arising from liabilities to customers under investment contracts’ and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’.
Gains less losses from financial investments

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Net gains from disposal	712	977	444
– debt securities	287	280	77
– equity securities	419	693	365
– other financial investments	6	4	2
Impairment of available-for-sale equity securities	(21)	(12)	(24)
Gains less losses from financial investments	691	965	420

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	312	638	116
– gain on disposal of our membership interest in Visa – Europe	—	584	—
– gain on disposal of our membership interest in Visa – US	312	—	116
– trading results from disposed-of operations in Brazil	—	1	—
– currency translation on significant items		53	—
Currency translation		72	5
Total	312	710	121
In 1H17, gains less losses from financial investments of $0.7bn decreased by $0.3bn compared with 1H16. This was largely as a result of movements in significant items and the effects of foreign currency translation tabulated above. In 1H16, we recorded gains of $0.6bn on the sale of our membership interest in Visa Europe, compared with gains of $0.3bn on the sale of our membership interest in Visa Inc. in the US in 1H17.

Net insurance premium income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Gross insurance premium income	5,551	5,728	4,860
Reinsurance premiums	(740)	(372)	(265)
Net insurance premium income	4,811	5,356	4,595

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	—	420	—
– trading results from disposed-of operations in Brazil	—	362	—
– currency translation on significant items		58	—
Currency translation		9	29
Total	—	429	29
Net insurance premium income was $0.5bn lower compared with 1H16, and included the effect of our sale of operations in Brazil ($0.4bn) and the effect of currency translation.
In addition, the reduction was due to:

•	in Singapore, lower sales through third-party channels;

•	in France, lower volumes of participating products linked to political uncertainty and the lower rate environment, partly offset by higher volumes of unit-linked and protection products; and

•	in Hong Kong, the impact of a new reinsurance treaty, partly offset by increased gross premium income.

HSBC Holdings plc	27

Financial summary

Other operating income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Rent received	87	82	75
Gains/(losses) recognised on assets held for sale	131	57	(2,006)
Gains/(losses) on investment properties	27	(3)	7
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	1	28	7
Change in present value of in-force long-term insurance business	151	351	551
Other	129	129	(249)
Other operating income	526	644	(1,615)

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	46	46	(1,974)
– portfolio disposals	(32)	68	(231)
– loss and trading results from disposed-of operations in Brazil	—	(20)	(1,743)
– other acquisitions, disposals and dilutions	78	—	—
– currency translation on significant items		(2)	—
Currency translation		2	—
Total	46	48	(1,974)
Other operating income fell by $118m compared with 1H16. This included net losses recognised on portfolio disposals in 1H17 ($32m) compared with net gains in 1H16 ($68m), and the effect of our sale of operations in Brazil ($20m).
In addition, we recorded a reduction of $0.2bn in favourable movements in the present value of in-force (‘PVIF’) long-term insurance business, due to:

•
adverse movements in Singapore, offsetting the impact of regulation-driven changes on the valuation of liabilities (the corresponding movement is recorded in ‘Net insurance claims and benefits paid and movement in liabilities to policyholders)’; and

•	adverse movements in Hong Kong, reflecting the future sharing of investment returns with policyholders, partly offset by:

•	favourable movements in France, due to market-driven changes in investment assumptions; and

•	an increase in the value of new business, primarily in Asia.
These decreases were partly offset by gains on the sale of our holding in VocaLink in 1H17 ($78m) reported in ‘other acquisitions, disposals and dilutions’ in the table above and higher revaluation gains on investment properties, notably in Hong Kong.
Net insurance claims and benefits paid and movement in liabilities to policyholders

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Net insurance claims and benefits paid and movement in liabilities to policyholders:
– gross	6,795	6,192	6,316
– less reinsurers’ share	(681)	(402)	(236)
Net total	6,114	5,790	6,080

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	—	627	—
– trading results from disposed-of operations in Brazil	—	538	—
– currency translation on significant items		89	—
Currency translation		(21)	43
Total	—	606	43
Net insurance claims and benefits paid and movement in liabilities to policyholders were $0.3bn higher compared with 1H16, and included reductions due to our sale of operations in Brazil ($0.5bn) and the effect of currency translation movements ($0.1bn).

This increase was primarily due to improved returns on financial assets supporting contracts where the policyholder shares the investment risk, reflecting improved equity market performance in Hong Kong and France compared with 1H16.

28	HSBC Holdings plc

These increases were partly offset by decreased net insurance premium income and the impact of regulation-driven changes in the valuation of liabilities in Singapore.

The gains or losses recognised on the financial assets designated at fair value that are held to support these insurance contract liabilities are reported in ‘Net income/(expense) from financial instruments designated at fair value’ on page 26.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
New allowances net of allowance releases	1,065	2,623	1,354
Recoveries of amounts previously written off	(286)	(340)	(287)
Loan impairment charges	779	2,283	1,067
– individually assessed allowances	270	1,263	568
– collectively assessed allowances	509	1,020	499
Impairment allowances/(releases) of available-for-sale debt securities	(69)	34	(97)
Other credit risk provisions/(releases)	(47)	49	64
Loan impairment charges and other credit risk provisions	663	2,366	1,034
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.18%	0.52%	0.25%

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	—	867	—
– trading results from disposed-of operations in Brazil	—	748	—
– currency translation on significant items		119	—
Currency translation		(57)	20
Total	—	810	20
Loan impairment charges and other credit risk provisions (‘LICs’) of $0.7bn were $1.7bn or 72% lower compared with 1H16. This was partly due to our sale of operations in Brazil ($0.7bn) in July 2016 as well as favourable effects of foreign currency translation of $0.1bn.
Individually assessed LICs of $0.3bn were down $1.0bn or 79% compared with 1H16. This reduction included a net effect of our sale of operations in Brazil of $0.2bn and the favourable effect of foreign currency translation, which was minimal.
The remaining variance reflected:

•
In CMB (down $0.4bn), lower individually assessed LICs, notably in North America and the UK, primarily against exposures in the oil and gas sector. It also reflected a net release in 1H17 in the UK relating to the construction sector. This was partly offset by higher individually assessed LICs in Hong Kong relating to a small number of customers.

•
In GB&M (down $0.3bn), lower individually assessed LICs, as 1H16 included charges against exposures in the oil and gas sector and a single significant charge against a mining-related corporate exposure in the US. It also reflected lower individually assessed LICs in Australia, as 1H16 included a charge against a mining-related exposure.

Collectively assessed LICs of $0.5bn were also down, by $0.5bn or 50% compared with 1H16. This reduction included the net effect of our sale of operations in Brazil ($0.6bn) and the favourable effects of foreign currency translation of $50m.
The remaining variance reflected:

•	In Corporate Centre (down $94m), lower net charges in the US run-off portfolio in 1H17 compared with 1H16.
This was partly offset:

•
In RBWM, collectively adjusted LICs increased (up $89m). This included an increase in the UK (up $71m) as we increased collective allowances against our mortgages and cards exposures. In addition, we increased collective allowances in Mexico (up $54m), to reflect growth in unsecured lending balances and an increase in delinquencies.

In 1H17, we recorded net releases of impairment allowances against available-for-sale debt securities ($69m), whereas 1H16 included charges. Both were primarily related to asset-backed securities (‘ABSs’) in our legacy credit portfolio in Corporate Centre.

HSBC Holdings plc	29

Financial summary

Operating expenses

In addition to detailing operating expense items by category, as set out in the table below, we also categorise adjusted expenses as follows:
•
‘Run-the-bank’ costs comprise business-as-usual running costs that keep operations functioning at the required quality and standard year on year, maintain IT infrastructure and support revenue growth. Run-the-bank costs are split between front office and back office, reflecting the way the Group is organised into four global businesses (‘front office’) supported by global functions (‘back office’).
•
‘Change-the-bank’ costs comprise expenses relating to the implementation of mandatory regulatory changes and other investment costs incurred relating to projects to change business-as-usual activity to enhance future operating capabilities.
•
‘Costs to achieve’ comprises those specific costs relating to the achievement of the strategic actions set out in the Investor Update in June 2015. They comprise costs incurred between 1 July 2015 and 31 December 2017 and do not include ongoing initiatives such as Global Standards. Any costs arising within this category have been incurred as part of a significant transformation programme. Costs to achieve are included within significant items and incorporate restructuring costs which were identified as a separate significant item prior to 1 July 2015.
•
The UK bank levy is reported as a separate category.

Operating expenses by category
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Employee compensation and benefits	8,680	9,354	8,735
Premises and equipment (excluding depreciation and impairment)	1,711	1,901	1,857
General and administrative expenses	5,189	5,566	7,149
Administrative expenses	15,580	16,821	17,741
Depreciation and impairment of property, plant and equipment	567	605	624
Amortisation and impairment of intangible assets	296	402	375
Goodwill impairment	—	800	2,440
Operating expenses	16,443	18,628	21,180

Operating expenses by group
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Run-the-bank – front office	6,789	6,560	6,622
Run-the-bank – back office	6,442	6,462	6,396
Change-the-bank	1,358	1,328	1,441
Bank levy	17	(128)	1,050
Significant items	1,837	3,830	5,482
Currency translation		576	189
Operating expenses	16,443	18,628	21,180

Staff numbers (full-time equivalents)
	At
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
Global businesses
Retail Banking and Wealth Management	127,469	140,176	124,810
Commercial Banking	44,659	46,605	44,712
Global Banking and Markets	46,270	48,846	46,659
Global Private Banking	8,069	8,229	8,054
Corporate Centre	6,490	7,480	10,940
Staff numbers	232,957	251,336	235,175
Reported operating expenses of $16.4bn were $2.2bn or 12% lower than in 1H16. This reflected a reduction in significant items of $2.0bn, which included:

•	a $0.8bn write-off of goodwill in our GPB business in Europe in 1H16;

•	a net release of $0.3bn in 1H17 related to settlements and provisions in connection with legal matters. This compared with charges of $0.7bn in 1H16; and

•	the operating expenses incurred in our Brazil business of $1.1bn in 1H16.
These were partly offset by:

•	costs to achieve of $1.7bn, compared with $1.0bn in 1H16.
In addition, the reduction included favourable effects of foreign currency translation of $0.6bn.

30	HSBC Holdings plc

Significant items and currency translation
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Significant items	1,837	3,830	5,482
– costs associated with portfolio disposals	10	—	28
– costs associated with the UK’s exit from the EU	4	—	—
– costs to achieve	1,670	1,018	2,100
– costs to establish UK ring-fenced bank	176	94	129
– impairment of GPB – Europe goodwill	—	800	2,440
– regulatory provisions in GPB	—	4	340
– settlements and provisions in connection with legal matters	(322)	723	(42)
– UK customer redress programmes	299	33	526
– trading results from disposed-of operations in Brazil	—	1,059	—
– currency translation on significant items		99	(39)
Currency translation		576	189
Total	1,837	4,406	5,671
Excluding the significant items and currency translation tabulated above, operating expenses of $14.6bn were $0.4bn or 3% higher than in 1H16, in part due to a credit of $0.1bn in 1H16 relating to the 2015 UK bank levy. The remaining increase primarily reflected investments in business growth, primarily in RBWM where investments were in part funded by the proceeds of our sale of Visa shares. The impact of our cost-saving initiatives broadly offset inflation and continued investment in regulatory programmes and compliance.
Our total investment in regulatory programmes and compliance was $1.6bn, up $168m or 12% from 1H16. This reflected the ongoing implementation of our Global Standards programme to enhance our financial crime risk controls and capabilities, and meet external commitments.
We have maintained our transformational efforts and continue to realise the benefit of our cost-saving programme.

•	Within global businesses, savings of $0.3bn reflected the impact of our branch optimisation programmes and digital initiatives.

•
Within our Operations and Technology functions, savings of $0.5bn reflected migrations to lower-cost locations, the simplification of our IT structure and the implementation of target operating models.

•	Within our other back office functions, savings of $0.1bn were realised as a result of the re-engineering and simplification of processes and the implementation of global operating models.
Taking the 1H17 savings into account, our annualised run rate savings are now $4.7bn since the start of our initiatives in 2015.
The number of employees expressed in FTEs at 30 June 2017 was 232,957, a decrease of 2,218 since 31 December 2016. This included a reduction of 9,492 FTEs realised across global businesses and global functions, and a reduction in costs to achieve of 3,676. This was partly offset by investment in our Global Standards programme of 5,585 FTEs, and by investment for growth.
Share of profit in associates and joint ventures

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Share of profit in associates	1,173	1,226	1,100
– Bank of Communications Co., Limited	938	974	918
– The Saudi British Bank	231	244	171
– other	4	8	11
Share of profit in joint ventures	10	12	16
Share of profit in associates and joint ventures	1,183	1,238	1,116
Our share of profit in associates and joint ventures was $1.2bn in 1H17, a decrease of $55m or 4%, which included adverse effects of foreign currency translation and significant items of $44m, mainly relating to Bank of Communications Co., Limited (‘BoCom’).
Excluding the effects of foreign currency translation and significant items, our share of profit in associates and joint ventures decreased by $11m or 1%, as a result of property revaluation losses in 1H17 compared with gains in 1H16 in Barrowgate Limited. We also recorded lower income from The Saudi British Bank (‘SABB’), as higher loan impairment charges more than offset higher revenue. By contrast, we recorded higher income from BoCom.

Our share of profit in BoCom was $0.9bn. At 30 June 2017, we performed an impairment review of our investment in BoCom and concluded that it was not impaired, based on our value in use calculation (see Note 9 on the Financial Statements for further details).
In future periods, the value in use may increase or decrease depending on the effect of changes to model inputs. It is expected that the carrying amount will increase in 2017 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, HSBC would continue to recognise its share of BoCom’s profit or loss, but the carrying amount would be reduced to equal the value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

HSBC Holdings plc	31

Financial summary

Tax expense

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit/(loss) before tax	10,243	9,714	(2,602)
Tax expense	(2,195)	(2,291)	(1,375)
Profit/(loss) after tax	8,048	7,423	(3,977)
Effective tax rate	21.4%	23.6%	(52.8)%
The effective tax rate for 1H17 of 21.4% was lower than the 23.6% in 1H16, principally due to a non-deductible goodwill write-down in 1H16 that did not recur in 1H17.

32	HSBC Holdings plc

Consolidated balance sheet

Summary consolidated balance sheet
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Assets
Cash and balances at central banks	163,353	128,009
Trading assets	320,037	235,125
Financial assets designated at fair value	27,937	24,756
Derivatives	229,719	290,872
Loans and advances to banks	86,633	88,126
Loans and advances to customers	919,838	861,504
Reverse repurchase agreements – non-trading	196,834	160,974
Financial investments	385,378	436,797
Assets held for sale	2,301	4,389
Other assets	160,413	144,434
Total assets	2,492,443	2,374,986
Liabilities and equity
Liabilities
Deposits by banks	64,230	59,939
Customer accounts	1,311,958	1,272,386
Repurchase agreements – non-trading	145,306	88,958
Trading liabilities	202,401	153,691
Financial liabilities designated at fair value	93,163	86,832
Derivatives	223,413	279,819
Debt securities in issue	63,289	65,915
Liabilities of disposal groups held for sale	620	2,790
Liabilities under insurance contracts	81,147	75,273
Other liabilities	111,130	106,805
Total liabilities	2,296,657	2,192,408
Equity
Total shareholders’ equity	188,396	175,386
Non-controlling interests	7,390	7,192
Total equity	195,786	182,578
Total liabilities and equity	2,492,443	2,374,986

Selected financial information
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Called up share capital	10,188	10,096
Capital resources	183,892	172,358
Undated subordinated loan capital	1,968	1,967
Preferred securities and dated subordinated loan capital	43,864	42,600
Risk-weighted assets	876,118	857,181
Financial statistics
Loans and advances to customers as a percentage of customer accounts	70.1%	67.7%
Average total shareholders’ equity to average total assets	7.24	7.37
Net asset value per ordinary share at period end ($)	8.30	7.91
Number of $0.50 ordinary shares in issue (millions)	20,376	20,192
Closing foreign exchange translation rates to $:
$1: £	0.771	0.811
$1: €	0.876	0.949
A more detailed consolidated balance sheet is contained in the Financial Statements on page 82.

HSBC Holdings plc	33

Financial summary

Movement from 31 December 2016 to 30 June 2017
Total reported assets of $2.5tn were 5% higher than at 31 December 2016 on a reported basis, and 2% higher on a constant currency basis.
We increased the strength of our balance sheet by targeting growth in lending, notably in Asia, while continuing to run-off legacy portfolios.
Our ratio of customer advances to customer accounts was 70%, up from 68% at 31 December 2016, reflecting targeted lending growth. Loans and advances increased on a reported basis by $58bn, and customer accounts increased by $40bn. These changes included:

•	favourable currency translation of $26bn on loans and advances to customers, and $32bn on customer accounts.
This was partly offset by:

•	a $4bn reduction in corporate overdraft and current account balances relating to a small number of customers that settled their overdraft and deposit balances on a net basis; and

•	a $5bn transfer to ‘Assets held for sale’ of US first lien mortgage balances in Corporate Centre, and ongoing run-off.
Excluding these movements, customer lending increased by $41bn or 5%, with this growth mainly in Asia, reflecting continued momentum from our initiatives to grow corporate lending there.
Assets
Cash and balances at central banks increased by $35bn or 28%, reflecting higher euro-denominated balances in continental Europe, and the redeployment of surplus liquidity in the US to maximise returns.
Trading assets increased by $85bn, reflecting increased equity securities, notably in the UK, and increased debt securities in most regions, reflecting higher client activity in our FICC and Equities businesses. In addition, settlement accounts rose in Europe, Asia and North America from higher trading activity compared with the seasonal reduction in December.
Reverse repurchase agreements – non-trading increased by $36bn, notably in the US and the UK, mainly driven by our Markets business.
Derivative assets decreased by $61bn, primarily reflecting revaluation movements, as a result of movements in yield curves and exchange rates. These movements were broadly offset by derivative liabilities.
Financial investments decreased by $51bn. In Asia, this primarily reflected a managed reduction in our commercial surplus, while in Europe and the US, a reduction in available-for-sale investments reflected redeployment of these assets to cash to manage our liquidity and for risk management.
Loans and advances to customers increased by $58bn on a reported basis compared with 31 December 2016, notably in Europe and Asia. This included:

•	favourable currency translation of $26bn.
This was partly offset by:

•
a $4bn reduction in corporate overdraft balances in the UK relating to a small number of customers that settled their overdraft and deposit balances on a net basis, with a corresponding reduction in customer accounts; and

•	a $5bn transfer to ‘Assets held for sale’ of US first lien mortgage balance in Corporate Centre, reflecting our strategic focus on reducing our legacy portfolios, and ongoing run-off.
Excluding these factors, customer lending balances increased by $41bn or 5%. This growth was primarily in Asia, which contributed $31bn of this increase. Lending grew in GB&M ($13bn) and CMB (up $11bn), reflecting higher term lending in Hong Kong from continued management focus on loan growth in the region, as well as customer demand. Trade lending in Hong Kong contributed $2bn of the increase in CMB, reflecting increased market share, although it was broadly unchanged in GB&M. We also increased balances in RBWM in Asia by $5bn, primarily in mortgages in Hong Kong.
We increased balances in Europe by $12bn, notably in overdrafts (up $7bn), as a result of customers in CMB and GB&M who no longer settled their overdraft and deposit balances on a net basis. We also grew term lending in CMB and GB&M, primarily in the UK. We grew RBWM mortgages in the UK by $3bn, reflecting our focus on broker originated mortgages.
Customer lending growth was partly offset in the US, reflecting our continued active management of client returns.
Liabilities
Customer accounts increased by $40bn on a reported basis, and included the following items:

•	favourable currency translation differences of $32bn.
This was partly offset by:

•	a $4bn reduction in corporate current account balances, in line with the decrease in corporate overdrafts.
Excluding these factors, customer accounts increased by $12bn, notably in RBWM, driven by Hong Kong ($12bn), reflecting surplus in the region, and North America ($3bn). We grew balances in GB&M in France ($4bn) and Germany ($3bn), reflecting higher foreign currency corporate deposits, as we priced competitively to facilitate higher stable funding.
These increases were partly offset by managed reductions in Asia CMB ($6bn), notably in Hong Kong and mainland China, and GB&M ($4bn), primarily in mainland China, as customer outflows exceeded deposits during 1Q17 after the high value of deposits placed during 4Q16.
Repurchase agreements – non-trading increased by $56bn primarily in the US and the UK, mainly driven by an increased use of repurchase agreements for funding in our Markets business.
Trading liabilities increased by $49bn, mainly in the UK, as well as in France and the US, partly reflecting increased settlement accounts (up $27bn) from higher seasonal trading activity than in December.
Derivative liabilities decreased by $56bn, which is in line with the decrease in derivative assets because the underlying risk is broadly matched.
Equity
Total shareholders’ equity increased by $13.0bn or 7%. This was driven by the effects of profits generated in the period, a reduction in accumulated foreign exchange losses, and the issue of convertible capital securities. These increases more than offset the effects of dividends paid to shareholders and the $1.0bn share buy-back, completed in April 2017.

34	HSBC Holdings plc

Customer accounts by country
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Europe	479,079	446,615
– UK	378,800	361,278
– France	43,124	35,996
– Germany	18,656	13,925
– Switzerland	8,763	9,474
– other	29,736	25,942
Asia	635,809	631,723
– Hong Kong	467,278	461,626
– mainland China	43,362	46,576
– Singapore	38,285	39,062
– Australia	18,746	18,030
– India	13,595	11,289
– Malaysia	13,460	12,904
– Taiwan	11,467	11,731
– Indonesia	4,361	5,092
– other	25,255	25,413
Middle East and North Africa	34,794	34,766
– United Arab Emirates	16,822	16,532
– Turkey	3,816	4,122
– Egypt	3,911	3,790
– other	10,245	10,322
North America	139,770	138,790
– US	88,643	88,751
– Canada	43,167	42,096
– other	7,960	7,943
Latin America	22,506	20,492
– Mexico	16,617	14,423
– other	5,889	6,069
At end of period	1,311,958	1,272,386

Risk-weighted assets
Risk-weighted assets totalled $876bn at 30 June 2017, a $19bn increase in the first half of the year that includes $17bn growth due to foreign currency translation differences. The $2bn increase (excluding foreign currency translation differences) is mainly due to an increase in asset size of $25bn and changes to methodology and policy of $10bn, less reductions due to RWA initiatives of $29bn and an improvement in asset quality of $5bn.

Ratios of earnings to combined fixed charges (and preference share dividends)

	Footnotes	Half-year to 30 Jun	Year ended 31 Dec
		2017	2016	2015	2014	2013	2012
		%	%	%	%	%	%
Ratios of earnings to fixed charges:	1
– excluding interest on deposits		3.34	1.79	3.68	3.39	3.84	3.03
– including interest on deposits		2.33	1.37	2.00	1.86	2.09	1.76
Ratios of earnings to fixed charges and preference share dividends:	1
– excluding interest on deposits		2.80	1.31	3.05	3.07	3.50	2.79
– including interest on deposits		2.10	1.17	1.85	1.79	2.01	1.71

1
For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

HSBC Holdings plc	35

Global businesses and geographical regions

Change in reportable segments
The Group Chief Executive, supported by the rest of the Group Management Board (‘GMB’), is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments.
The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region.
In 2016, we changed our reportable segments from geographical regions to global businesses. This reflected a shift in emphasis of our internal reporting towards the global business basis.
Comparative data has been re-presented accordingly.
In addition, 1H16 geographical comparative data for Europe and Middle East and North Africa (‘MENA’) has been re-presented to reflect the change in management oversight from our Europe region to our MENA region in respect of HSBC Bank A.S. (Turkey) from 1 July 2016.

Basis of preparation
Analysis by global business is considered more prominent than the geographical region view in the way the CODM assesses performance and allocates resources. The global businesses are therefore considered our reportable segments under IFRS 8.
Global business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs. 1H16 and 2H16 adjusted performance information is presented on a constant currency basis as described on page 22.
As required by IFRS 8, reconciliations of the total adjusted global business results of the Group reported results are presented on page 38. Supplementary reconciliations from reported to adjusted results by global business are presented on pages 40 to 42 for information purposes.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to operational business lines and geographical regions. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to global businesses are included in the Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for the global businesses are presented in the Corporate Centre.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the presentation by global business, the cost of the levy is included in the Corporate Centre.
The results of geographical regions are presented on a reported basis.

A description of the global businesses is provided in the Overview Section, pages 3, 16 and 17.

36	HSBC Holdings plc

Analysis of adjusted results by global business

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income		6,745	4,288	2,252	394	98	13,777
Net fee income/(expense)		2,516	1,774	1,875	355	(29)	6,491
Net trading income	12	297	270	3,385	95	127	4,174
Other income	17	485	75	311	2	738	1,611
Net operating income before loan impairment charges and other credit risk provisions	18	10,043	6,407	7,823	846	934	26,053
– external		8,596	6,468	8,371	711	1,907	26,053
– inter-segment		1,447	(61)	(548)	135	(973)	—
Loan impairment (charges)/recoveries and other credit risk provisions		(556)	(118)	(41)	(1)	53	(663)
Net operating income		9,487	6,289	7,782	845	987	25,390
Total operating expenses		(6,121)	(2,846)	(4,379)	(702)	(558)	(14,606)
Operating profit		3,366	3,443	3,403	143	429	10,784
Share of profit/(loss) in associates and joint ventures		(11)	—	—	—	1,194	1,183
Adjusted profit before tax		3,355	3,443	3,403	143	1,623	11,967
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		28.0	28.8	28.4	1.2	13.6	100.0
Adjusted cost efficiency ratio		60.9	44.4	56.0	83.0	59.7	56.1
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		324,464	305,018	243,989	38,601	7,766	919,838
Interests in associates and joint ventures		381	—	—	—	20,690	21,071
Total external assets		440,978	332,806	1,025,209	44,921	648,529	2,492,443
Customer accounts		619,858	341,596	267,274	68,226	15,004	1,311,958
Adjusted risk-weighted assets		116,612	289,145	306,086	16,407	142,551	870,801

		Half-year to 30 Jun 2016
Net interest income		6,328	4,187	2,351	402	803	14,071
Net fee income/(expense)		2,288	1,783	1,702	376	(21)	6,128
Net trading income	12	183	239	3,102	96	1,440	5,060
Other income/(expense)	17	156	106	58	20	(364)	(24)
Net operating income before loan impairment charges and other credit risk provisions	18	8,955	6,315	7,213	894	1,858	25,235
– external		7,726	6,312	8,543	773	1,881	25,235
– inter-segment		1,229	3	(1,330)	121	(23)	—
Loan impairment (charges)/recoveries and other credit risk provisions		(531)	(524)	(428)	10	(83)	(1,556)
Net operating income		8,424	5,791	6,785	904	1,775	23,679
Total operating expenses		(5,898)	(2,846)	(4,227)	(722)	(529)	(14,222)
Operating profit		2,526	2,945	2,558	182	1,246	9,457
Share of profit in associates and joint ventures		13	—	—	—	1,181	1,194
Adjusted profit before tax		2,539	2,945	2,558	182	2,427	10,651
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		23.8	27.6	24.0	1.7	22.9	100.0
Adjusted cost efficiency ratio		65.9	45.1	58.6	80.8	28.5	56.4
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		310,027	281,277	225,145	39,852	19,371	875,672
Interests in associates and joint ventures		394	—	—	—	18,974	19,368
Total external assets		422,080	303,652	1,041,857	48,361	711,242	2,527,192
Customer accounts		579,348	330,794	264,187	77,984	20,513	1,272,826
Adjusted risk-weighted assets		113,314	278,496	319,759	16,948	291,691	1,020,208

HSBC Holdings plc	37

Global businesses and geographical regions

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net interest income		6,451	4,209	2,404	396	364	13,824
Net fee income/(expense)		2,419	1,730	1,651	367	(42)	6,125
Net trading income	12	242	202	3,030	85	938	4,497
Other income/(expense)	17	285	14	237	(10)	(1,510)	(984)
Net operating income/(expense) before loan impairment charges and other credit risk provisions	18	9,397	6,155	7,322	838	(250)	23,462
– external		8,144	6,185	8,685	704	(256)	23,462
– inter-segment		1,253	(30)	(1,363)	134	6	—
Loan impairment (charges)/recoveries and other credit risk provisions		(594)	(432)	(35)	(10)	57	(1,014)
Net operating income/(expense)		8,803	5,723	7,287	828	(193)	22,448
Total operating expenses		(6,142)	(2,831)	(4,405)	(731)	(1,401)	(15,510)
Operating profit/(loss)		2,661	2,892	2,882	97	(1,594)	6,938
Share of profit in associates and joint ventures		8	—	—	—	1,088	1,096
Adjusted profit/(loss) before tax		2,669	2,892	2,882	97	(506)	8,034
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		33.2	36.0	35.9	1.2	(6.3)	100.0
Adjusted cost efficiency ratio		65.4	46.0	60.2	87.2	(560.4)	66.1
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		316,712	289,767	232,847	36,022	12,366	887,714
Interests in associates and joint ventures		394	—	—	—	19,860	20,254
Total external assets		427,032	314,763	957,960	42,065	698,593	2,440,413
Customer accounts		603,123	350,457	265,193	70,741	14,683	1,304,197
Adjusted risk-weighted assets		113,926	282,195	304,795	15,465	151,614	867,995
For footnotes, see page 55.

Reconciliation of reported and adjusted items

Adjusted results reconciliation
		Half-year to
		30 Jun 2017			30 Jun 2016				31 Dec 2016
		Adjusted	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported	Adjusted	Currency translation	Significant items	Reported
	Footnote	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	1	26,053	113	26,166	25,235	994	3,241	29,470	23,462	315	(5,281)	18,496
LICs		(663)	—	(663)	(1,556)	57	(867)	(2,366)	(1,014)	(20)	—	(1,034)
Operating expenses		(14,606)	(1,837)	(16,443)	(14,222)	(576)	(3,830)	(18,628)	(15,510)	(189)	(5,481)	(21,180)
Share of profit in associates and joint ventures		1,183	—	1,183	1,194	45	(1)	1,238	1,096	20	—	1,116
Profit/(loss) before tax		11,967	(1,724)	10,243	10,651	520	(1,457)	9,714	8,034	126	(10,762)	(2,602)
For footnotes, see page 55.

Adjusted balance sheet reconciliation
	At
	30 Jun 2017	31 Dec 2016
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	919,838	887,714	(26,210)	861,504
Interests in associates and joint ventures	21,071	20,254	(225)	20,029
Total external assets	2,492,443	2,440,413	(65,427)	2,374,986
Customer accounts	1,311,958	1,304,197	(31,811)	1,272,386

38	HSBC Holdings plc

Adjusted profit reconciliation
		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	$m	$m	$m
Adjusted profit before tax		11,967	10,651	8,034
Significant items		(1,724)	(1,457)	(10,762)
– DVA on derivative contracts		(275)	151	(125)
– fair value movements on non-qualifying hedges	19	30	(397)	(290)
– gain on disposal of our membership interest in Visa – Europe		—	584	—
– gain on disposal of our membership interest in Visa – US		312	—	116
– loss and trading results from disposed-of operations in Brazil		—	(338)	(1,743)
– other acquisitions, disposals and dilutions		78	—	—
– own credit spread	16	—	1,226	(3,018)
– portfolio disposals		(32)	68	(231)
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		—	2	—
– costs associated with portfolio disposals		(10)	—	(28)
– costs associated with the UK’s exit from the EU		(4)	—	—
– costs to achieve		(1,670)	(1,018)	(2,100)
– costs to establish UK ring-fenced bank		(176)	(94)	(129)
– impairment of GPB – Europe goodwill		—	(800)	(2,440)
– regulatory provisions in GPB		—	(4)	(340)
– settlements and provisions in connection with legal matters		322	(723)	42
– UK customer redress programmes		(299)	(33)	(526)
– currency translation on significant items			(81)	50
Currency translation			520	126
Reported profit before tax		10,243	9,714	(2,602)
For footnotes, see page 55.

HSBC Holdings plc	39

Global businesses and geographical regions

Reconciliation of reported and adjusted items – global businesses
Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported results to adjusted items – global businesses
		Half-year to 30 Jun 2017
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		10,282	6,407	7,548	858	1,071	26,166
Significant items		(239)	—	275	(12)	(137)	(113)
– DVA on derivative contracts		—	—	275	—	—	275
– fair value movements on non-qualifying hedges	19	—	—	—	—	(30)	(30)
– gain on disposal of our membership interest in Visa – US		(312)	—	—	—	—	(312)
– portfolio disposals		73	—	—	(12)	(29)	32
– other acquisitions, disposals and dilutions		—	—	—	—	(78)	(78)
Adjusted		10,043	6,407	7,823	846	934	26,053
LICs
Reported		(556)	(118)	(41)	(1)	53	(663)
Adjusted		(556)	(118)	(41)	(1)	53	(663)
Operating expenses
Reported		(6,617)	(2,858)	(4,155)	(704)	(2,109)	(16,443)
Significant items		496	12	(224)	2	1,551	1,837
– costs associated with portfolio disposals		—	—	—	—	10	10
– costs associated with the UK’s exit from the EU		—	—	1	—	3	4
– costs to achieve		197	12	97	2	1,362	1,670
– costs to establish UK ring-fenced bank		—	—	—	—	176	176
– settlements and provisions in connection with legal matters		—	—	(322)	—	—	(322)
– UK customer redress programmes		299	—	—	—	—	299
Adjusted		(6,121)	(2,846)	(4,379)	(702)	(558)	(14,606)
Share of profit in associates and joint ventures
Reported		(11)	—	—	—	1,194	1,183
Adjusted		(11)	—	—	—	1,194	1,183
Profit before tax
Reported		3,098	3,431	3,352	153	209	10,243
Significant items		257	12	51	(10)	1,414	1,724
– revenue		(239)	—	275	(12)	(137)	(113)
– operating expenses		496	12	(224)	2	1,551	1,837
Adjusted		3,355	3,443	3,403	143	1,623	11,967

40	HSBC Holdings plc

Reconciliation of reported results to adjusted items – global businesses (continued)
		Half-year to 30 Jun 2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		10,756	7,163	7,930	932	2,689	29,470
Currency translation		(329)	(304)	(271)	(22)	(68)	(994)
Significant items		(1,472)	(544)	(446)	(16)	(763)	(3,241)
– DVA on derivative contracts		—	—	(151)	—	—	(151)
– fair value movement on non-qualifying hedges	19	—	—	—	—	397	397
– gain on disposal of our membership interest in Visa – Europe		(354)	(230)	—	—	—	(584)
– own credit spread	16	—	—	—	—	(1,226)	(1,226)
– portfolio disposals		—	—	—	—	(68)	(68)
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		—	—	—	(2)	—	(2)
– trading results from disposed-of operations in Brazil		(988)	(288)	(268)	(12)	86	(1,470)
– currency translation on significant items		(130)	(26)	(27)	(2)	48	(137)
Adjusted		8,955	6,315	7,213	894	1,858	25,235
LICs
Reported		(1,023)	(830)	(439)	11	(85)	(2,366)
Currency translation		(44)	(9)	(5)	(1)	2	(57)
Significant Items		536	315	16	—	—	867
– trading results from disposed-of operations in Brazil		462	272	14	—	—	748
– currency translation on significant items		74	43	2	—	—	119
Adjusted		(531)	(524)	(428)	10	(83)	(1,556)
Operating expenses
Reported		(7,129)	(3,179)	(4,759)	(1,552)	(2,009)	(18,628)
Currency translation		200	105	210	16	45	576
Significant items		1,031	228	322	814	1,435	3,830
– costs to achieve		105	37	91	5	780	1,018
– costs to establish UK ring-fenced bank		—	—	—	—	94	94
– impairment of GPB – Europe goodwill		—	—	—	800	—	800
– regulatory provisions in GPB		—	—	—	—	4	4
– settlements and provisions in connection with legal matters		—	—	136	—	587	723
– UK customer redress programmes		—	15	18	—	—	33
– trading results from disposed-of operations in Brazil		805	155	82	8	9	1,059
– currency translation on significant items		121	21	(5)	1	(39)	99
Adjusted		(5,898)	(2,846)	(4,227)	(722)	(529)	(14,222)
Share of profit in associates and joint ventures
Reported		14	—	—	—	1,224	1,238
Currency translation		(1)	—	—	—	(44)	(45)
Significant Items		—	—	—	—	1	1
– trading results from disposed-of operations in Brazil		—	—	—	—	1	1
– currency translation on significant items		—	—	—	—	—	—
Adjusted		13	—	—	—	1,181	1,194
Profit before tax
Reported		2,618	3,154	2,732	(609)	1,819	9,714
Currency translation		(174)	(208)	(66)	(7)	(65)	(520)
Significant items		95	(1)	(108)	798	673	1,457
– revenue		(1,472)	(544)	(446)	(16)	(763)	(3,241)
– LICs		536	315	16	—	—	867
– operating expenses		1,031	228	322	814	1,435	3,830
– share of profit in associates and joint ventures		—	—	—	—	1	1
Adjusted		2,539	2,945	2,558	182	2,427	10,651

HSBC Holdings plc	41

Global businesses and geographical regions

Reconciliation of reported results to adjusted items – global businesses (continued)
		Half-year to 31 Dec 2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		9,582	6,242	7,283	813	(5,424)	18,496
Currency translation		(113)	(87)	(86)	(1)	(28)	(315)
Significant items		(72)	—	125	26	5,202	5,281
– DVA on derivative contracts		—	—	125	—	—	125
– fair value movements on non-qualifying hedges	19	—	—	—	—	290	290
– gain on disposal of our membership interest in Visa – US		(72)	—	—	—	(44)	(116)
– own credit spread	16	—	—	—	—	3,018	3,018
– portfolio disposals		—	—	—	26	205	231
– loss on disposal of operations in Brazil		—	—	—	—	1,743	1,743
– currency translation on significant items		—	—	—	—	(10)	(10)
Adjusted		9,397	6,155	7,322	838	(250)	23,462
LICs
Reported		(610)	(442)	(32)	(10)	60	(1,034)
Currency translation		16	10	(3)	—	(3)	20
Adjusted		(594)	(432)	(35)	(10)	57	(1,014)
Operating expenses
Reported		(7,009)	(2,908)	(4,543)	(3,522)	(3,198)	(21,180)
Currency translation		108	35	32	—	14	189
Significant items		759	42	106	2,791	1,783	5,481
– costs associated with portfolio disposals		—	—	—	10	18	28
– costs to achieve		288	25	142	1	1,644	2,100
– costs to establish UK ring-fenced bank		2	1	—	—	126	129
– impairment of GPB – Europe goodwill		—	—	—	2,440	—	2,440
– regulatory provisions in GPB		—	—	—	341	(1)	340
– settlements and provisions in connection with legal matters		—	—	(42)	—	—	(42)
– UK customer redress programmes		497	19	10	—	—	526
– currency translation on significant items		(28)	(3)	(4)	(1)	(4)	(40)
Adjusted		(6,142)	(2,831)	(4,405)	(731)	(1,401)	(15,510)
Share of profit in associates and joint ventures
Reported		6	—	—	—	1,110	1,116
Currency translation		2	—	—	—	(22)	(20)
Adjusted		8	—	—	—	1,088	1,096
Profit before tax
Reported		1,969	2,892	2,708	(2,719)	(7,452)	(2,602)
Currency translation		13	(42)	(57)	(1)	(39)	(126)
Significant items		687	42	231	2,817	6,985	10,762
– revenue		(72)	—	125	26	5,202	5,281
– operating expenses		759	42	106	2,791	1,783	5,481
Adjusted		2,669	2,892	2,882	97	(506)	8,034
For footnotes, see page 55.

42	HSBC Holdings plc

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Jun 2017
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	116.6	289.2	306.1	16.4	147.8	876.1
Disposals	—	(0.1)	—	—	(5.2)	(5.3)
– Brazil operations	—	—	—	—	(5.2)	(5.2)
– Lebanon operations	—	(0.1)	—	—	—	(0.1)
Adjusted	116.6	289.1	306.1	16.4	142.6	870.8

	At 30 Jun 2016
Risk-weighted assets
Reported	129.4	298.8	334.4	17.3	302.3	1,082.2
Currency translation	(1.7)	(4.2)	(1.6)	(0.1)	(6.4)	(14.0)
Disposals	(14.4)	(16.1)	(13.0)	(0.3)	(4.2)	(48.0)
– Brazil operations	(14.2)	(15.7)	(13.0)	(0.3)	(3.6)	(46.8)
– Lebanon operations	(0.2)	(0.4)	—	—	(0.6)	(1.2)
Adjusted	113.3	278.5	319.8	16.9	291.7	1,020.2

	At 31 Dec 2016
Risk-weighted assets
Reported	115.1	275.9	300.4	15.3	150.5	857.2
Currency translation	2.2	7.6	5.2	0.2	1.8	17.0
Disposals	(3.4)	(1.3)	(0.8)	—	(0.7)	(6.2)
– Brazil operations	(3.2)	(1.0)	(0.8)	—	(0.2)	(5.2)
– Lebanon operations	(0.2)	(0.3)	—	—	(0.5)	(1.0)
Adjusted	113.9	282.2	304.8	15.5	151.6	868.0

HSBC Holdings plc	43

Global businesses and geographical regions

Global business commentary
Retail Banking and Wealth Management
Financial performance
Adjusted profit before tax
Adjusted profit before tax of $3.4bn in 1H17 was $0.8bn or 32% higher than in 1H16. This reflected strong adjusted revenue growth, partly offset by higher adjusted operating expenses and an increase in adjusted LICs. Adjusted jaws in 1H17 were positive 8.3%.
Adjusted revenue
Adjusted revenue of $10.0bn in 1H17 was $1.1bn or 12% higher than in 1H16, as adjusted revenue grew in both Wealth Management (up 32%) and Retail Banking (up 4%).
The adjusted revenue increase in Wealth Management resulted from:

•
growth in insurance manufacturing revenue of $554m. This reflected favourable market impacts of $217m due to interest rates and equity markets, notably in Asia and France. This compared with adverse market impacts in 1H16 of $319m, and higher insurance sales in Asia; and

•	an increase in investment distribution revenue of $184m, primarily driven by higher sales of mutual funds in Hong Kong, reflecting increased investor confidence.
The adjusted revenue increase in Retail Banking resulted from:

•	a $437m increase in revenue from current accounts, savings and deposits. This reflected wider spreads and balance growth in Hong Kong and Mexico.
This was partly offset by:

•
lower personal lending revenue (down $163m) reflecting narrower spreads in mortgages, notably in Hong Kong and the UK, as well as lower revenue in the UK from current accounts, savings and deposits as spreads narrowed, though balances grew.

Adjusted LICs
Adjusted LICs of $556m in 1H17 were $25m or 5% higher than in 1H16 reflecting our strategy to shift our portfolio to unsecured lending. This included an increase of $43m in Mexico, reflecting targeted growth in unsecured lending and associated higher delinquency rates. In addition, adjusted LICs in the UK increased by $47m compared with 1H16, primarily against our mortgages and cards exposures. LICs in the UK remain at low levels, representing 16bps of the overall portfolio. The increases in LICs were partly offset by lower adjusted LICs in Turkey and the US.
Adjusted operating expenses
Adjusted operating expenses of $6.1bn in 1H17 were $0.2bn or 4% higher than in 1H16, as transformational and other cost savings were more than offset by investments, increased technology costs, performance related pay and inflation.
Commercial Banking
Financial performance
Adjusted profit before tax
Adjusted profit before tax of $3.4bn was $0.5bn or 17% higher than in 1H16, reflecting lower adjusted LICs and higher adjusted revenue. We achieved positive adjusted jaws in 1H17 of 1.5%.
Adjusted revenue
Adjusted revenue in 1H17 of $6.4bn was $0.1bn or 1% higher than in 1H16, as higher adjusted revenue in GLCM was partly offset in Credit and Lending, and Global Trade and Receivables Finance (‘GTRF’).

•
In GLCM, adjusted revenue of $2.3bn increased by $192m or 9% compared with 1H16, reflecting wider spreads in Hong Kong and mainland China. In the UK, growth in average deposit balances of 14% was more than offset by narrower spreads, following the UK base rate reduction in August 2016.

•
In Credit and Lending, adjusted revenue of $2.4bn decreased by $31m or 1% compared with 1H16. This reduction was mainly in Asia reflecting narrower spreads, notably in Hong Kong and mainland China as a result of competitive environments, partly offset by growth in average balances in Hong Kong (13%). In the UK, revenue increased from growth in average balances (14%) which more than offset the effects of spread compression following the base rate reduction in August 2016.

•
In GTRF, adjusted revenue of $900m decreased by $27m or 3% compared with 1H16, primarily in Middle East and North Africa (‘MENA’), reflecting planned customer exits in the UAE. Although adjusted revenue fell, it has stabilised since 4Q16, as we grew lending in Asia. Despite challenges in global trade, we continued to increase our share of key markets, including trade finance in Hong Kong and Singapore, and receivables finance in the UK.

Adjusted LICs
Adjusted LICs in 1H17 reduced by $406m to $118m, notably in North America and the UK, reflecting lower individually assessed LICs, primarily against exposures in the oil and gas sector. 1H17 also included a net releases in the UK relating to the construction sector. These reductions were partly offset by higher individually assessed LICs in Hong Kong relating to a small number of customers. Collectively assessed LICs were higher in Hong Kong and MENA, in part offset in the UK where the reduction reflected reduced exposures and lower loss rates in the oil and gas sector.
Adjusted operating expenses
Adjusted operating expenses in 1H17 of $2.8bn were unchanged compared with 1H16 as salary inflation and investment in digital initiatives and Global Standards were offset by cost-saving initiatives.
As a result of management initiatives, RWAs were reduced by $7bn, resulting in a cumulative decrease of $53bn since our Investor Update in June 2015, exceeding our target of $29bn
Global Banking and Markets
Financial performance
Adjusted profit before tax
Adjusted profit before tax of $3.4bn in 1H17 was $0.8bn or 33% higher compared with 1H16. This reflected a strong adjusted revenue performance in 1H17, as well as a reduction in adjusted LICs of $0.4bn, partly offset by higher adjusted operating expenses of $0.2bn. In 1H17, we achieved positive adjusted jaws of 4.9%.
Adjusted revenue increased by $0.6bn or 8% including a net adverse movement of $147m on credit and funding valuation adjustments. Excluding these movements, adjusted profit before tax rose by $1.0bn or 40%, and adjusted revenue increased by $$0.8bn or 11%, with increases in all of our businesses.
Adjusted revenue
The rise in adjusted revenue compared with 1H16 was driven by:

•	FICC (up $176m to $3.1bn), primarily in Rates and Credit, as we captured higher client flows and grew our market share in Europe, despite challenging industry-wide conditions at the start of 2Q17.

44	HSBC Holdings plc

•
Equities (up $167m to $659m), as we continued to capture market share in Prime Financing products. By contrast, performance in 1H16 was affected by market volatility which led to reduced client activity.

•
A strong performance in Global Banking (up $168m to $2.0bn), with continued momentum in Investment Banking and growth in lending balances, which more than offset the effects of tightening spreads on lending in Asia. The increase in adjusted revenue also included recoveries on restructured facilities in 1H17. This compared with write-downs in 1H16.

•
An increase in adjusted revenue from all our transaction banking products, notably GLCM (up $129m to $1.0bn) and Securities Services (up $92m to $839m). In GLCM, deposit balances grew as we won client mandates and spreads widened, notably in Asia and the US, although UK deposit balance growth was offset by narrower spreads.

Adjusted LICs
Adjusted LICs of $41m in 1H17, decreased by $387m compared with 1H16. This largely reflected a reduction in individually assessed charges, particularly as the prior year included LICs on exposures in the oil and gas, and mining sectors in the US.
Adjusted operating expenses
Adjusted operating expenses in 1H17 of $4.4bn, increased by $152m or 4% compared with 1H16. This increase reflected higher performance and severance costs, including pension costs. In addition, we made strategic investments in GLCM, HSS and Foreign Exchange. Our continued cost management, efficiency improvements and FTE reductions were broadly offset by the effects of inflation.
We have now exceeded the RWA reduction target set in our Investor Update in June 2015, with the cumulative reduction in RWAs from management initiatives reaching $107bn. This includes a further RWA reduction of $11bn in 1H17. Our RoRWA improved to 2.3% from 1.6% in 1H16.
Global Private Banking
Financial performance
Adjusted profit before tax
Adjusted profit before tax of $143m in 1H17 was $39m or 21% lower compared with 1H16, as adjusted revenue decreased, partly offset by a reduction in adjusted operating expenses.
Adjusted revenue
Adjusted revenue of $846m in 1H17 was $48m or 5% lower compared with 1H16. This reduction reflected the continued impact of our client repositioning actions. Adjusted revenue from markets targeted for growth increased by 9% compared with 1H16, mainly in Hong Kong reflecting higher investment revenue and wider deposit spreads.
Adjusted LICs
Adjusted LICs of $1m in 1H17, compared with a net release of adjusted LICs of $10m in 1H16.
Adjusted operating expenses
Adjusted operating expenses of $702m in 1H17 were $20m or 3% lower compared with 1H16. This primarily reflected the managed reduction in FTEs together with the impact of our cost-saving initiatives.
Net New Money
Net new money of $1bn in 1H17 was driven by positive inflows of $8bn in key markets targeted for growth, mainly in Hong Kong. This was partly offset by outflows resulting from the repositioning of the business. These repositioning actions are largely complete.

Corporate Centre
Financial performance
Adjusted profit before tax
Adjusted profit before tax of $1.6bn in 1H17 was $0.8bn or 33% lower compared with 1H16, as adjusted revenue decreased, partly offset by a reduction in adjusted LICs.
Adjusted revenue
Adjusted revenue of $0.9bn in 1H17 was $0.9bn or 50% lower compared with 1H16. The reduction reflecting a decrease in adjusted revenue in Central Treasury ($0.6bn) and the US run-off portfolio ($0.3bn), from continuing disposals. In Central Treasury, adjusted revenue decreased as a result of:

•
favourable fair value movements ($0.1bn in 1H17 compared with favourable fair value movements of $0.4bn in 1H16 relating to the economic hedging of interest-rate and exchange-rate risk on our long-term debt designated at fair value with long-term derivatives; and

•	higher interest expense on our debt ($0.3bn) compared with 1H16, mainly reflecting the higher cost of debt to meet regulatory requirements.
These reductions were partly offset by an increase in legacy credit ($0.2bn), primarily resulting from net favourable movements in credit and funding valuation adjustments.
Adjusted LICs
A net release of adjusted LICs of $53m in 1H17, compared with a net charge of $83m in 1H16. The favourable movement primarily reflected lower adjusted LICs in the US run-off portfolio.
Adjusted operating expenses
Adjusted operating expenses of $558m in 1H17 were $29m or 5% higher compared with 1H16. This was primarily due to a credit booked in 1H16 relating to the 2015 UK bank levy ($0.1bn), compared with minimal charges in 1H17. Excluding the UK Bank Levy, adjusted operating expenses fell $116m compared with 1H16, due to lower operating expenses in the US run-off portfolio.
Adjusted income from associates
Adjusted share of profit from associates and joint ventures of $1.2bn in 1H17 was $13m or 1% higher than in 1H16. The increase primarily reflected a higher share of profit from Bank of Communications.

HSBC Holdings plc	45

Global businesses and geographical regions

Supplementary tables for RBWM and GPB
A breakdown of RBWM by business unit is presented below to reflect the basis of how the revenue performance of the business units is assessed and managed.
For GPB, a key measure of business performance is client assets, which is also presented below.

RBWM – summary (Adjusted basis)
			Consists of
		Total RBWM	Banking operations	Insurance manufacturing	Asset management
	Footnote	$m	$m	$m	$m
Half-year to 30 Jun 2017
Net operating income before loan impairment charges and other credit risk provisions	18	10,043	8,372	1,161	510
– net interest income		6,745	5,783	963	(1)
– net fee income/(expense)		2,516	2,292	(262)	486
– other income/(loss)		782	297	460	25
LICs		(556)	(556)	—	—
Net operating income		9,487	7,816	1,161	510
Total operating expenses		(6,121)	(5,581)	(203)	(337)
Operating profit/(loss)		3,366	2,235	958	173
Share of profit in associates and joint ventures		(11)	—	(11)	—
Profit/(loss) before tax		3,355	2,235	947	173

Half-year to 30 Jun 2016
Net operating income before loan impairment charges and other credit risk provisions	18	8,955	7,863	622	470
– net interest income		6,328	5,397	929	2
– net fee income/(expense)		2,288	2,126	(286)	448
– other income		339	340	(21)	20
LICs		(531)	(531)	—	—
Net operating income		8,424	7,332	622	470
Total operating expenses		(5,898)	(5,400)	(180)	(318)
Operating profit/(loss)		2,526	1,932	442	152
Share of profit in associates and joint ventures		13	(1)	14	—
Profit/(loss) before tax		2,539	1,931	456	152

Half-year to 31 Dec 2016
Net operating income before loan impairment charges and other credit risk provisions	18	9,397	7,992	898	507
– net interest income		6,451	5,483	961	7
– net fee income/(expense)		2,419	2,193	(250)	476
– other income		527	316	187	24
LICs		(594)	(594)	—	—
Net operating income		8,803	7,398	898	507
Total operating expenses		(6,142)	(5,614)	(193)	(335)
Operating profit/(loss)		2,661	1,784	705	172
Share of profit in associates and joint ventures		8	2	6	—
Profit/(loss) before tax		2,669	1,786	711	172
For footnotes, see page 55.
Insurance manufacturing for RBWM excluded other global businesses which contributed net operating income of $121m (1H16: $128m; 2H16: $40m) and profit before tax of $94m(1H16: $98m; 2H16: $18m) to overall insurance manufacturing. In 2017 insurance manufacturing net operating income for RBWM included $1,113m within Wealth Management (1H16: $559m; 2H16: $837m) and $48m within other products (1H16: $63m; 2H16: $61m).
In total, insurance manufacturing generated $1,524m of annualised new business premiums (1H16: $1,376m; 2H16: $1,245m) of which $1,472m (1H16: $1,329m; 2H16: $1,223m) related to RBWM.
Distribution of insurance products by HSBC channels contributed $547m of net fee income (1H16: $534m; 2H16: $496m) of which RBWM channels earned $471m (1H16: $464m; 2H16: $442m). Of this total income, $339m was in respect of HSBC manufactured products (1H16: $315m; 2H16: $295m) and a corresponding fee expense is therefore recognised within the insurance manufacturing.

46	HSBC Holdings plc

Global Private Banking

Reported client assets[20]
		At
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	$bn	$bn	$bn
Opening balance		298	349	317
Net new money		1	(7)	(10)
– of which: areas targeted for growth		8	5	(3)
Value change		12	(6)	5
Disposals		(9)	(22)	(2)
Exchange and other		14	3	(12)
Closing balance	21	316	317	298
For footnotes, see page 55.

Reported client assets by geography
	At
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$bn	$bn	$bn
Europe	155	157	147
Asia	119	107	108
North America	42	43	40
Latin America	—	9	3
Middle East	—	1	—
Closing balance	316	317	298

Funds under management

	At
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$bn	$bn	$bn
Global Asset Management	440	426	410
Global Private Banking	243	232	222
Affiliates	4	3	2
Other	202	209	197
Funds under management	889	870	831

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$bn	$bn	$bn
At beginning of period	831	896	870
Net new money	(6)	(8)	—
Value change	39	6	19
Exchange and other	25	(24)	(16)
Disposals	—	—	(42)
At end of period	889	870	831

HSBC Holdings plc	47

Global businesses and geographical regions

Analysis of reported results by geographical regions

HSBC reported profit/(loss) before tax and balance sheet data
		Half-year to 30 Jun 2017
		Europe[22]	Asia	MENA[22]	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,470	6,765	858	1,770	1,010	(96)	13,777
Net fee income		2,175	2,819	316	929	252	—	6,491
Net trading income	12	1,690	1,574	118	274	176	96	3,928
Other income	17	1,568	1,628	70	523	111	(1,930)	1,970
Net operating income before loan impairment charges and other credit risk	18	8,903	12,786	1,362	3,496	1,549	(1,930)	26,166
Loan impairment charges and other credit risk provisions		19	(448)	(122)	137	(249)	—	(663)
Net operating income		8,922	12,338	1,240	3,633	1,300	(1,930)	25,503
Total operating expenses		(8,361)	(5,640)	(673)	(2,683)	(1,016)	1,930	(16,443)
Operating profit		561	6,698	567	950	284	—	9,060
Share of profit in associates and joint ventures		11	932	237	3	—	—	1,183
Profit before tax		572	7,630	804	953	284	—	10,243
		%	%	%	%	%		%
Share of HSBC’s profit before tax		5.6	74.5	7.8	9.3	2.8		100.0
Cost efficiency ratio		93.9	44.1	49.4	76.7	65.6		62.8
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		364,943	400,505	28,489	105,996	19,905	—	919,838
– reported in held for sale		384	—	—	1,483	—	—	1,867
Total assets		1,148,654	975,165	57,781	436,175	46,834	(172,166)	2,492,443
Customer accounts		479,079	635,809	34,794	139,770	22,506	—	1,311,958
– reported in held for sale		593	—	—	—	—	—	593
Risk-weighted assets	23	311,690	347,019	59,329	137,274	38,641	—	876,118

		Half-year to 30 Jun 2016
Net interest income		4,517	6,141	922	2,236	1,976	(32)	15,760
Net fee income		2,175	2,571	386	970	484	—	6,586
Net trading income	12	2,840	1,703	231	221	297	32	5,324
Other income	17	1,312	1,337	73	525	168	(1,615)	1,800
Net operating income before loan impairment charges and other credit risk	18	10,844	11,752	1,612	3,952	2,925	(1,615)	29,470
Loan impairment charges and other credit risk provisions		(343)	(344)	(95)	(617)	(967)	—	(2,366)
Net operating income		10,501	11,408	1,517	3,335	1,958	(1,615)	27,104
Total operating expenses		(8,915)	(5,245)	(788)	(3,283)	(2,012)	1,615	(18,628)
Operating profit/(loss)		1,586	6,163	729	52	(54)	—	8,476
Share of profit/(loss) in associates and joint ventures		(1)	992	250	(2)	(1)	—	1,238
Profit/(loss) before tax		1,585	7,155	979	50	(55)	—	9,714
		%	%	%	%	%		%
Share of HSBC’s profit before tax		16.3	73.7	10.1	0.5	(0.6)		100.0
Cost efficiency ratio		82.2	44.6	48.9	83.1	68.8		63.2
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		359,313	352,404	35,786	122,509	17,544	—	887,556
– reported in held for sale		568	—	—	940	19,203	—	20,711
Total assets		1,244,523	946,998	68,618	438,658	93,067	(183,715)	2,608,149
Customer accounts		477,485	610,200	40,601	142,152	20,520	—	1,290,958
– reported in held for sale		1,149	—	—	25	19,357	—	20,531
Risk-weighted assets	23	321,394	462,309	69,512	175,138	78,562	—	1,082,184

48	HSBC Holdings plc

HSBC reported profit/(loss) before tax and balance sheet data (continued)
		Half-year to 31 Dec 2016
		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net interest income		3,830	6,349	908	1,984	1,030	(48)	14,053
Net fee income/(expense)		2,071	2,629	324	928	239	—	6,191
Net trading income	12	2,109	1,424	154	241	152	48	4,128
Other income/(expense)	17	(3,338)	1,166	(29)	(40)	(1,660)	(1,975)	(5,876)
Net operating income before loan impairment charges and other credit risk	18	4,672	11,568	1,357	3,113	(239)	(1,975)	18,496
Loan impairment charges and other credit risk provisions		(103)	(333)	(221)	(115)	(262)	—	(1,034)
Net operating income		4,569	11,235	1,136	2,998	(501)	(1,975)	17,462
Total operating expenses		(12,930)	(5,540)	(796)	(2,864)	(1,025)	1,975	(21,180)
Operating profit/(loss)		(8,361)	5,695	340	134	(1,526)	—	(3,718)
Share of profit/(loss) in associates and joint ventures		2	929	184	1	—	—	1,116
Profit/(loss) before tax		(8,359)	6,624	524	135	(1,526)	—	(2,602)
		%	%	%	%	%		%
Share of HSBC’s profit before tax		321.3	(254.6)	(20.1)	(5.2)	58.6		100.0
Cost efficiency ratio		276.8	47.9	58.7	92.0	(428.9)		114.5
Balance sheet data		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		336,670	365,430	30,740	111,710	16,954	—	861,504
– reported in held for sale		1,057	—	474	2,092	—	—	3,623
Total assets		1,068,446	965,730	60,472	409,021	43,137	(171,820)	2,374,986
Customer accounts		446,615	631,723	34,766	138,790	20,492	—	1,272,386
– reported in held for sale		2,012	—	701	—	—	—	2,713
Risk-weighted assets	23	298,384	333,987	59,065	150,714	34,341	—	857,181
For footnotes, see page 55.

HSBC Holdings plc	49

Global businesses and geographical regions

Reconciliation of reported and adjusted items – geographical regions

Reconciliation of reported results to adjusted performance – geographical regions
		Half-year to 30 Jun 2017
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	24	8,903	12,786	1,362	3,496	1,549	26,166	6,559	7,959
Significant items		(2)	121	1	(238)	5	(113)	(7)	56
– DVA on derivative contracts		136	105	1	28	5	275	114	36
– fair value movements on non-qualifying hedges	19	(48)	16	—	2	—	(30)	(43)	20
– gain on disposal of our membership interest in Visa – US		—	—	—	(312)	—	(312)	—	—
– portfolio disposals		(12)	—	—	44	—	32	—	—
– other acquisitions, disposals and dilutions		(78)	—	—	—	—	(78)	(78)	—
Adjusted	24	8,901	12,907	1,363	3,258	1,554	26,053	6,552	8,015
LICs	25
Reported		19	(448)	(122)	137	(249)	(663)	32	(388)
Adjusted		19	(448)	(122)	137	(249)	(663)	32	(388)
Operating expenses
Reported	24	(8,361)	(5,640)	(673)	(2,683)	(1,016)	(16,443)	(6,659)	(2,950)
Significant items		1,231	355	15	211	25	1,837	1,143	168
– costs associated with portfolio disposals		2	—	—	8	—	10	—	—
– costs associated with the UK’s exit from the EU		4	—	—	—	—	4	4	—
– costs to achieve		1,072	355	15	203	25	1,670	986	168
– costs to establish UK ring-fenced bank		176	—	—	—	—	176	176	—
– settlements and provisions in connection with legal matters		(322)	—	—	—	—	(322)	(322)	—
– UK customer redress programmes		299	—	—	—	—	299	299	—
Adjusted	24	(7,130)	(5,285)	(658)	(2,472)	(991)	(14,606)	(5,516)	(2,782)
Share of profit in associates and joint ventures
Reported		11	932	237	3	—	1,183	11	(12)
Adjusted		11	932	237	3	—	1,183	11	(12)
Profit before tax
Reported		572	7,630	804	953	284	10,243	(57)	4,609
Significant items		1,229	476	16	(27)	30	1,724	1,136	224
– revenue		(2)	121	1	(238)	5	(113)	(7)	56
– operating expenses		1,231	355	15	211	25	1,837	1,143	168
Adjusted		1,801	8,106	820	926	314	11,967	1,079	4,833

50	HSBC Holdings plc

Reconciliation of reported results to adjusted performance – geographical regions (continued)
		Half-year to 30 Jun 2016
		Europe[22]	Asia	MENA[22]	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	24	10,844	11,752	1,612	3,952	2,925	29,470	8,450	7,061
Currency translation	24	(880)	(32)	(220)	(2)	134	(994)	(854)	(6)
Significant items		(1,413)	(66)	(14)	(74)	(1,674)	(3,241)	(1,296)	(22)
– DVA on derivative contracts		(110)	(63)	—	(13)	35	(151)	(100)	(25)
– fair value movements on non-qualifying hedges	19	277	13	—	109	(2)	397	239	16
– gain on disposal of our membership interest in Visa – Europe		(573)	—	(11)	—	—	(584)	(441)	—
– own credit spread	16	(1,103)	(16)	(5)	(102)	—	(1,226)	(1,087)	(13)
– portfolio disposals		—	—	—	(68)	—	(68)	—	—
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		(2)	—	—	—	—	(2)	(2)	—
– trading results of disposed-of operations in Brazil		—	—	—	—	(1,470)	(1,470)	—	—
– currency translation on significant items		98	—	2	—	(237)	(137)	95	—
Adjusted	24	8,551	11,654	1,378	3,876	1,385	25,235	6,300	7,033
LICs	25
Reported		(343)	(344)	(95)	(617)	(967)	(2,366)	(261)	(143)
Currency translation		36	—	12	(1)	(104)	(57)	33	—
Significant items		—	—	—	—	867	867	—	—
– trading results of disposed-of operations in Brazil		—	—	—	—	748	748	—	—
– currency translation on significant items		—	—	—	—	119	119	—	—
Adjusted		(307)	(344)	(83)	(618)	(204)	(1,556)	(228)	(143)
Operating expenses
Reported	24	(8,915)	(5,245)	(788)	(3,283)	(2,012)	(18,628)	(6,210)	(2,760)
Currency translation	24	567	33	83	2	(103)	576	539	2
Significant items		1,752	114	22	707	1,235	3,830	810	62
– costs to achieve		750	114	27	121	6	1,018	674	62
– costs to establish UK ring-fenced bank		94	—	—	—	—	94	94	—
– impairment of GPB – Europe goodwill		800	—	—	—	—	800	—	—
– regulatory provisions in GPB		4	—	—	—	—	4	—	—
– settlement and provisions in connection with legal matters		136	—	—	587	—	723	72	—
– UK customer redress programmes		33	—	—	—	—	33	33	—
– trading results of disposed-of operations in Brazil		—	—	—	—	1,059	1,059	—	—
– currency translation on significant items		(65)	—	(5)	(1)	170	99	(63)	—
Adjusted	24	(6,596)	(5,098)	(683)	(2,574)	(880)	(14,222)	(4,861)	(2,696)
Share of profit in associates and joint ventures
Reported		(1)	992	250	(2)	(1)	1,238	(2)	12
Currency translation		—	(47)	1	1	—	(45)	2	1
Significant items		—	—	—	—	1	1	—	—
– trading results of disposed-of operations in Brazil		—	—	—	—	1	1	—	—
– currency translation on significant items		—	—	—	—	—	—	—	—
Adjusted		(1)	945	251	(1)	—	1,194	—	13
Profit before tax
Reported		1,585	7,155	979	50	(55)	9,714	1,977	4,170
Currency translation		(277)	(46)	(124)	—	(73)	(520)	(280)	(3)
Significant items		339	48	8	633	429	1,457	(486)	40
– revenue		(1,413)	(66)	(14)	(74)	(1,674)	(3,241)	(1,296)	(22)
– LICs		—	—	—	—	867	867	—	—
– operating expenses		1,752	114	22	707	1,235	3,830	810	62
– share of profit in associates and joint ventures		—	—	—	—	1	1	—	—
Adjusted		1,647	7,157	863	683	301	10,651	1,211	4,207

HSBC Holdings plc	51

Global businesses and geographical regions

Reconciliation of reported results to adjusted performance – geographical regions (continued)
		Half-year to 31 Dec 2016
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	24	4,672	11,568	1,357	3,113	(239)	18,496	2,443	6,953
Currency translation	24	(120)	(53)	(143)	(8)	(18)	(315)	(93)	(14)
Significant items		3,243	58	5	229	1,746	5,281	3,182	21
– DVA on derivative contracts		54	48	—	22	1	125	37	3
– fair value movements on non-qualifying hedges	19	286	4	—	(2)	2	290	293	10
– gain on disposal of our membership interest in Visa – US		—	—	—	(116)	—	(116)	—	—
– own credit spread	16	2,885	8	5	120	—	3,018	2,856	8
– portfolio disposals		26	—	—	205	—	231	—	—
– loss on disposal of operations in Brazil		—	—	—	—	1,743	1,743	—	—
– currency translation on significant items		(8)	(2)	—	—	—	(10)	(4)	—
Adjusted	24	7,795	11,573	1,219	3,334	1,489	23,462	5,532	6,960
LICs	25
Reported		(103)	(333)	(221)	(115)	(262)	(1,034)	16	(178)
Currency translation		—	1	15	1	3	20	(1)	—
Adjusted		(103)	(332)	(206)	(114)	(259)	(1,014)	15	(178)
Operating expenses
Reported	24	(12,930)	(5,540)	(796)	(2,864)	(1,025)	(21,180)	(8,352)	(2,886)
Currency translation	24	117	27	60	4	8	189	82	8
Significant items		4,787	317	63	282	32	5,481	1,772	121
– costs associated with portfolio disposals		28	—	—	—	—	28	—	—
– costs to achieve		1,348	362	76	281	33	2,100	1,164	167
– costs to establish UK ring-fenced bank		129	—	—	—	—	129	129	—
– impairment of GPB – Europe goodwill		2,440	—	—	—	—	2,440	—	—
– regulatory provisions in GPB		386	(46)	—	—	—	340	—	(46)
– settlements and provisions in connection with legal matters		(42)	—	—	—	—	(42)	(22)	—
– UK customer redress programmes		526	—	—	—	—	526	526	—
– currency translation on significant items		(28)	1	(13)	1	(1)	(40)	(25)	—
Adjusted	24	(8,026)	(5,196)	(673)	(2,578)	(985)	(15,510)	(6,498)	(2,757)
Share of profit in associates and joint ventures
Reported		2	929	184	1	—	1,116	3	10
Currency translation		—	(19)	—	(1)	—	(20)	(2)	(2)
Adjusted		2	910	184	—	—	1,096	1	8
Profit before tax
Reported		(8,359)	6,624	524	135	(1,526)	(2,602)	(5,890)	3,899
Currency translation		(3)	(44)	(68)	(4)	(7)	(126)	(14)	(8)
Significant items		8,030	375	68	511	1,778	10,762	4,954	142
– revenue		3,243	58	5	229	1,746	5,281	3,182	21
– operating expenses		4,787	317	63	282	32	5,481	1,772	121
Adjusted		(332)	6,955	524	642	245	8,034	(950)	4,033
For footnotes, see page 55.

52	HSBC Holdings plc

Analysis by country

Profit/(loss) before tax by priority growth market within global businesses
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Europe		(68)	1,136	1,042	(22)	(1,516)	572
– UK		(110)	943	613	8	(1,511)	(57)
of which: HSBC Holdings	26	(326)	(151)	(256)	(36)	(1,063)	(1,832)
– France		27	96	201	4	(84)	244
– Germany		11	36	95	4	19	165
– Switzerland		—	—	—	(39)	1	(38)
– other		4	61	133	1	59	258
Asia		2,736	1,585	1,625	148	1,536	7,630
– Hong Kong		2,539	1,092	648	129	201	4,609
– Australia		58	51	34	—	17	160
– India		10	96	187	—	167	460
– Indonesia		(20)	49	53	—	10	92
– mainland China		—	74	253	(2)	996	1,321
– Malaysia		32	21	82	—	15	150
– Singapore		61	64	107	21	38	291
– Taiwan		25	6	66	—	21	118
– other		31	132	195	—	71	429
Middle East and North Africa		87	114	291	—	312	804
– Egypt		14	27	78	—	24	143
– UAE		71	38	144	—	38	291
– Saudi Arabia		—	—	—	—	237	237
– other		2	49	69	—	13	133
North America		274	481	270	27	(99)	953
– US		224	221	200	27	(135)	537
– Canada		27	247	57	—	24	355
– other		23	13	13	—	12	61
Latin America		69	115	124	—	(24)	284
– Mexico		57	61	69	—	(13)	174
– other		12	54	55	—	(11)	110
Half-year to 30 Jun 2017		3,098	3,431	3,352	153	209	10,243

Europe		723	1,167	286	(793)	202	1,585
– UK		663	990	23	66	235	1,977
of which: HSBC Holdings	26	(320)	(186)	(137)	(36)	352	(327)
– France		33	129	105	4	(59)	212
– Germany		10	36	71	5	7	129
– Switzerland		—	3	—	(74)	(5)	(76)
– other		17	9	87	(794)	24	(657)
Asia		1,982	1,540	1,786	123	1,724	7,155
– Hong Kong		1,826	1,153	759	91	341	4,170
– Australia		50	19	42	—	21	132
– India		11	69	195	6	121	402
– Indonesia		(4)	44	65	—	4	109
– mainland China		(17)	41	247	(2)	1,103	1,372
– Malaysia		28	36	97	—	30	191
– Singapore		40	41	105	28	46	260
– Taiwan		14	7	56	—	7	84
– other		34	130	220	—	51	435

HSBC Holdings plc	53

Global businesses and geographical regions

Profit/(loss) before tax by priority growth market within global businesses (continued)
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnote	$m	$m	$m	$m	$m	$m
Middle East and North Africa		48	201	376	1	353	979
– Egypt		33	56	106	—	40	235
– UAE		58	88	184	—	30	360
– Saudi Arabia		1	—	—	—	250	251
– other		(44)	57	86	1	33	133
North America		65	259	50	54	(378)	50
– US		9	162	(49)	31	(443)	(290)
– Canada		27	84	89	—	45	245
– other		29	13	10	23	20	95
Latin America		(200)	(13)	234	6	(82)	(55)
– Mexico		46	51	33	1	(1)	130
– other		(246)	(64)	201	5	(81)	(185)
of which: Brazil		(281)	(139)	155	4	(96)	(357)
Half-year to 30 Jun 2016		2,618	3,154	2,732	(609)	1,819	9,714

Europe		(199)	962	723	(2,902)	(6,943)	(8,359)
– UK		(325)	844	362	20	(6,791)	(5,890)
of which: HSBC Holdings	26	(356)	(193)	(288)	(27)	(4,100)	(4,964)
– France		114	69	184	5	6	378
– Germany		13	32	71	2	6	124
– Switzerland		—	6	—	(419)	(2)	(415)
– other		(1)	11	106	(2,510)	(162)	(2,556)
Asia		2,133	1,380	1,425	145	1,541	6,624
– Hong Kong		1,970	1,038	539	130	222	3,899
– Australia		58	55	114	—	10	237
– India		4	54	160	4	119	341
– Indonesia		(5)	22	45	—	7	69
– mainland China		(55)	27	209	(1)	1,055	1,235
– Malaysia		37	29	75	—	23	164
– Singapore		67	2	65	14	31	179
– Taiwan		10	3	46	(1)	6	64
– other		47	150	172	(1)	68	436
Middle East and North Africa		(28)	89	276	(1)	188	524
– Egypt		25	48	107	—	39	219
– UAE		25	6	114	—	(25)	120
– Saudi Arabia		—	—	—	—	184	184
– other		(78)	35	55	(1)	(10)	1
North America		(1)	389	209	36	(498)	135
– US		(37)	174	135	36	(489)	(181)
– Canada		19	208	66	—	2	295
– other		17	7	8	—	(11)	21
Latin America		64	72	75	3	(1,740)	(1,526)
– Mexico		48	33	46	4	(14)	117
– other		16	39	29	(1)	(1,726)	(1,643)
of which: Brazil		—	—	21	—	(1,740)	(1,719)
Half-year to 31 Dec 2016		1,969	2,892	2,708	(2,719)	(7,452)	(2,602)
For footnotes, see page 55.

54	HSBC Holdings plc

Footnotes to pages 16 to 54
1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2	‘Other personal lending’ includes personal non-residential closed-end loans and personal overdrafts.
3
‘Investment distribution’ includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

4	‘Other’ mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
5
Adjusted return on risk-weighted assets (‘RoRWA’) is used to measure the performance of RBWM, CMB, GB&M and GPB. Adjusted RoRWA is calculated using adjusted profit before tax and reported average risk-weighted assets at constant currency adjusted for the effects of significant items.

6	‘Markets products, Insurance and Investments and Other’ includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and global banking products.
7
In 1H17, GB&M included an adverse fair value movement of $331m on the widening of credit spreads on structured liabilities (1H16: favourable fair value movement of $197m; 2H16: adverse fair value movement of $317m).

8
‘Other’ in GB&M includes net interest earned on free capital held in this global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income; for example, notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits are included within ‘Other’.

9
Central Treasury includes revenue relating to BSM of $1.5bn (1H16: $1.5bn; 2H16:$1.5bn), interest expense of $664m (1H16: $400m; 2H16: $566m) and favourable valuation differences on issued long-term debt and associated swaps of $97m (1H16: gains of $361m; 2H16: losses of $633m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities which are not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	Other miscellaneous items in Corporate Centre includes internal allocations relating to Legacy Credit.
11	Return on average risk-weighted assets (‘RoRWA’) is calculated using annualised profit before tax and reported average RWAs.
12
Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

13	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
14
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

15	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
16
‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities’ credit risk is presented in other comprehensive income.

17
Other income in this context comprises where applicable net income/expense from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

18	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
19	Excludes items where there are substantial offsets in the income statement for the same period.
20
‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

21	‘Client assets’ includes $295bn of client assets in areas targeted for growth (1H16: $266bn; 2H16: $262bn).
22
1H16 geographical comparative data for Europe and MENA has been re-presented to reflect the change in management oversight from our Europe region to our MENA region in respect of HSBC Bank A.S. (Turkey) from 1 July 2016.

23	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
24	Amounts are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.
25	Loan impairment charges and other credit risk provisions.
26	Excludes intra-Group dividend income.

HSBC Holdings plc	55

Risk

A summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 68 to 84 of the Annual Report and Accounts 2016.

Areas of special interest
During 1H17, we considered a number of particular areas because of the effect they may have on the Group. While these areas have been identified within our top and emerging risks in the ‘Risk overview’ section (see page 20), further details of areas we regard as being of special interest are provided below.
Process of UK withdrawal from the European Union
Political developments in the UK and Europe continue to influence the UK’s negotiations to leave the EU, and may create market volatility. In the UK, a general election in June resulted in a minority government, increasing uncertainty.
The negotiations began as planned on 19 June 2017. They will initially focus on EU citizens’ rights and the cost of the UK leaving the EU, among other issues. Trade negotiations are not expected to begin until October 2017 at the earliest.
Our objective in all scenarios is to continue to meet customers’ needs and minimise disruption. This is likely to require adjustments to our cross-border banking model, with impacted business transferring from the UK to a subsidiary in continental Europe, most likely in France.
Given the tight time frame and the complexity of the negotiations, we have put in place a robust contingency plan. It is based on a scenario whereby the UK exits the EU in March 2019, without access to the single market or customs union, and without a transitional arrangement. When negotiating positions and timelines become clearer, we will update our contingency plan.
Risks are monitored continually, with vulnerable industry sectors reviewed by management to determine if adjustments to our risk policy or appetite are required.
State of Qatar
Qatar is currently subject to a diplomatic and economic embargo by Saudi Arabia, Egypt, the UAE and Bahrain. Most Qatari land, air and sea links have been closed.
A protracted embargo will potentially affect the creditworthiness of some of our customers through increased operational burdens and costs, as well as reduced sales.
At 30 June 2017, drawn risk exposure to Qatar amounted to $12.5bn. Our exposures comprise $2.6bn to sovereign entities, $1.8bn to banks, $7.9bn to corporates and $0.2bn to retail customers. The sovereign and bank exposures are all investment grade and the corporate exposures are 80% investment grade.
In response to the embargo, our systemic crisis management processes were instigated and we are monitoring the situation for further developments. Qatar has significant sovereign wealth fund assets, and oil and gas reserves, and accordingly should be able to withstand the embargo in the short term. At 30 June 2017, no additional allowances had been raised as a result of the embargo.

Key developments in 1H17
There were no material changes to the policies and practices for the management of risk, as described in the Annual Report and Accounts 2016, in 1H17 except for the following:

•
We have updated our global anti-money laundering (‘AML’), sanctions and anti-bribery and corruption policies to reflect regulatory developments and clarify key areas. Additionally, we are on track to complete the introduction of major compliance IT systems, which support our AML and sanctions policy framework, by the end of 2017. To help ensure these systems are operationally effective in each country, we are developing detailed plans to deliver quality and sustainability. Countries are being assessed against the 12 core capabilities of our financial crime risk framework to enable the capabilities to be fully integrated in our day-to-day operations.

•	We implemented a number of initiatives to raise our standards in relation to the conduct of our business, as described on page 75 under ‘Conduct of business’.

•	We implemented a new operational risk management framework (‘ORMF’) and system of record. Further information can be found in ‘Operational risk profile’ on page 75.
Whistleblowing
We operate a global whistleblowing platform, HSBC Confidential, allowing staff to report matters of concern confidentially. We also maintain an external email address for concerns about accounting and internal financial controls or auditing matters (accountingdisclosures@hsbc.com). The Group has a strict policy prohibiting retaliation against those who raise their concerns. All allegations of retaliation reported are escalated to senior management. For further details on whistleblowing, see page 17 of our Environmental, Social and Governance (ESG) Update – April, 2017.
The Monitor
Under the agreements entered into with the Department of Justice (‘DoJ’) and the Financial Conduct Authority (‘FCA’) in 2012, including the five-year US Deferred Prosecution Agreement (‘DPA’), an independent compliance monitor (‘the Monitor’) was appointed in July 2013 for an expected five-year period to produce annual assessments of the effectiveness of the Group’s AML and sanctions compliance programme.
The ‘US deferred prosecution agreement and related agreements and consent orders’ are discussed in ‘Top and emerging risks’ on page 66 and the ‘Monitor’ is discussed on page 82 of the Annual Report and Accounts 2016.

56	HSBC Holdings plc

Credit risk profile
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
There were no material changes to the policies and practices for the management of credit risk in 1H17.
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 73 of the Annual Report and Accounts 2016.
Credit risk in the first half of 2017
Gross loans and advances increased by $56bn, including foreign exchange movements increasing balances by $29bn.
Loan impairment charges and other credit risk provisions (‘LICs’) for 1H17 were $0.6bn.
In wholesale lending, balances increased by $41bn, including foreign exchange movements of $18bn. Excluding foreign exchange movements, lending balances increased in Asia and Europe but were partly offset by decreases in North America, and in Middle East and North Africa (‘MENA’). Lending balances in Latin America were broadly unchanged.
In personal lending, balances increased by $15bn, mainly due to foreign exchange movements of $11bn. Excluding foreign exchange movements, lending balances increased by $8.9bn in Asia and Europe, but these rises were partly offset by a fall in North America resulting from the continued repayments and loan sales in the US CML run-off portfolio. MENA and Latin America lending balances were broadly unchanged.
Risk elements in the loan portfolio
Unless otherwise stated, the disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually more than 90 days past due as to interest or principal; and

•	troubled debt restructurings not included in the above.
Impaired loans
In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 90 of the Annual Report and Accounts 2016.
A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.
The balance of impaired loans at 30 June 2017 was $2.2bn lower than at 31 December 2016. This change was largely due to the continued run-off of the US CML portfolio.
Unimpaired loans more than 90 days past due
Examples of unimpaired loans more than 90 days past due include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

The amount of unimpaired loans contractually more than 90 days past due at 30 June 2017 was $129m, $111m higher than at 31 December 2016.
Troubled debt restructurings
Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan, the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDRs in the table on page 58. Loans that have been identified as TDRs under the US guidance retain this designation until maturity or derecognition. This treatment differs from the Group’s impaired loans disclosure convention under IFRSs under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result, reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.
The balance of TDRs not included as impaired loans at 30 June 2017 was $2.7bn, $647m lower than at 31 December 2016.
Potential problem loans
Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. The following concentrations of credit risk have a higher risk of containing potential problem loans.
‘Personal lending’ on page 65 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including adjustable rate mortgages. Collectively assessed loans and advances, although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 230 of the Form 20-F for 2016 filed with the Securities and Exchange Commission and available on our website, www.hsbc.com under Investor Relations.
‘Renegotiated loans and forbearance’ on page 60 includes disclosure about the credit quality of loans whose contractual payment terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider; and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.
This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.
Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 107 of the Form 20-F for 2016 filed with the Securities and Exchange Commission and available on our website, www.hsbc.com under Investor Relations.

HSBC Holdings plc	57

Risk

Analysis of risk elements in the loan portfolio by geographical region
The analysis below sets out the amount of risk elements in loan portfolios included within loans and advances to customers and banks in the consolidated balance sheet, trading loans classified as in default and assets obtained by taking possession of security. The table excludes the amount of risk elements in loan portfolios classified as ‘Assets held for sale’ in the consolidated balance sheet.

Risk elements in the loan portfolio by geographical region
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Impaired loans	16,067	18,228
– Europe	7,670	8,062
– Asia	2,592	2,499
– Middle East and North Africa	2,105	2,230
– North America	3,026	4,842
– Latin America	674	595
Unimpaired loans contractually more than 90 days past due as to principal or interest	129	18
– Europe	1	—
– Asia	—	—
– Middle East and North Africa	126	15
– North America	1	3
– Latin America	1	—
Troubled debt restructurings (not included in the classifications above)	2,719	3,366
– Europe	1,798	1,900
– Asia	272	269
– Middle East and North Africa	362	549
– North America	178	518
– Latin America	109	130
Trading loans classified as in default	136	—
– Europe	136	—
– Asia	—	—
– Middle East and North Africa	—	—
– North America	—	—
– Latin America	—	—
Risk elements on loans	19,051	21,612
– Europe	9,605	9,962
– Asia	2,864	2,768
– Middle East and North Africa	2,593	2,794
– North America	3,205	5,363
– Latin America	784	725
Assets held for resale	145	142
– Europe	26	16
– Asia	50	46
– Middle East and North Africa	1	1
– North America	39	57
– Latin America	29	22
Total risk elements	19,196	21,754
– Europe	9,631	9,978
– Asia	2,914	2,814
– Middle East and North Africa	2,594	2,795
– North America	3,244	5,420
– Latin America	813	747
	%	%
Loan impairment allowances as a percentage of risk elements on loans	39.7	36.3

58	HSBC Holdings plc

Summary of credit risk
	30 Jun	31 Dec
	2017	2016
	$bn	$bn
At end of period
Maximum exposure to credit risk	2,993	2,898
– total assets subject to credit risk	2,278	2,205
– off-balance sheet commitments subject to credit risk	715	693
Gross loans and advances	1,014	958
– personal lending	355	340
– wholesale lending	659	618
Impaired loans	16	18
– personal lending	5	6
– wholesale lending	11	12
Impaired loans as a % of gross loans and advances
Personal lending	1.4%	1.8%
Wholesale lending	1.7%	1.9%
Total	1.6%	1.9%
	$bn	$bn
Impairment allowances	7.5	7.9
– personal lending	1.9	2.0
– wholesale lending	5.6	5.9
Loans and advances net of impairment allowances	1,007	950

	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$bn	$bn	$bn
Loan impairment charges	0.7	2.3	1.0
– personal lending	0.5	1.1	0.6
– wholesale lending	0.2	1.2	0.4
Other credit risk provisions	(0.1)	0.1	—
	0.6	2.4	1.0
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The distribution of financial instruments by credit quality is in the following table.

Distribution of total financial instruments exposed to credit risk by credit quality
	Neither past due nor impaired				Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	Strong	Good	Satisfactory	Sub-standard
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2017	1,577,277	351,735	304,935	25,614	8,850	18,031	2,286,442	(8,466)	2,277,976
At 31 Dec 2016	1,579,517	313,707	263,995	26,094	9,028	20,510	2,212,851	(8,100)	2,204,751
	%	%	%	%	%	%	%
At 30 Jun 2017	69.0	15.4	13.3	1.1	0.4	0.8	100.0
At 31 Dec 2016	71.4	14.2	11.9	1.2	0.4	0.9	100.0
The table above shows the credit quality distribution for all assets exposed to credit risk. The increase in ‘Satisfactory’ assets is mainly related to increases in loans and advances, reverse repos and trading assets. Trading assets and reverse repos are generally highly collateralised or subject to master netting agreements. Within the ‘Past due but not impaired’ amount at 30 June 2017, 98% was less than 90 days past due. This percentage was broadly similar to that at 31 December 2016.

HSBC Holdings plc	59

Risk

Distribution of loans and advances held at amortised cost by credit quality
	Neither past due nor impaired				Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	Strong	Good	Satis-factory	Sub-standard
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2017
Loans and advances to customers	465,662	216,438	202,925	17,715	8,594	16,067	927,401	(7,563)	919,838
– personal	305,459	25,058	14,081	772	4,397	5,153	354,920	(1,936)	352,984
– corporate and commercial	121,133	169,421	175,206	16,396	3,706	10,608	496,470	(5,383)	491,087
– non-bank financial institutions	39,070	21,959	13,638	547	491	306	76,011	(244)	75,767
Loans and advances to banks	72,367	8,338	5,857	63	8	2	86,635	(2)	86,633

At 31 Dec 2016
Loans and advances to customers	437,531	200,385	185,717	18,831	8,662	18,228	869,354	(7,850)	861,504
– personal	290,313	24,544	12,505	884	5,062	6,490	339,798	(1,972)	337,826
– corporate and commercial	111,848	158,878	163,107	17,504	3,128	11,362	465,827	(5,618)	460,209
– non-bank financial institutions	35,370	16,963	10,105	443	472	376	63,729	(260)	63,469
Loans and advances to banks	73,516	8,238	6,293	73	6	—	88,126	—	88,126

Impaired loans by industry sector and geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Non-renegotiated impaired loans	4,141	1,888	1,052	1,416	463	8,960
– personal	1,375	474	442	672	289	3,252
– corporate and commercial	2,764	1,388	609	735	174	5,670
– financial	2	26	1	9	—	38
Renegotiated impaired loans	3,529	704	1,053	1,610	211	7,107
– personal	600	112	111	1,039	39	1,901
– corporate and commercial	2,728	591	876	571	172	4,938
– financial	201	1	66	—	—	268
At 30 Jun 2017	7,670	2,592	2,105	3,026	674	16,067
Impaired loans % of total gross loans and advances	2.0%	0.6%	5.6%	2.7%	2.8%	1.6%

Non-renegotiated impaired loans	4,354	1,771	1,042	1,913	399	9,479
– personal	1,239	453	459	1,043	220	3,414
– corporate and commercial	3,029	1,291	582	865	179	5,946
– financial	86	27	1	5	—	119
Renegotiated impaired loans	3,708	728	1,188	2,929	196	8,749
– personal	648	113	72	2,213	30	3,076
– corporate and commercial	2,868	614	1,052	716	166	5,416
– financial	192	1	64	—	—	257
At 31 Dec 2016	8,062	2,499	2,230	4,842	595	18,228
Impaired loans % of total gross loans and advances	2.3%	0.6%	5.5%	4.1%	2.9%	1.9%

Currency translation adjustment	489	42	3	20	78	632
31 Dec 2016 at 30 Jun 2017 exchange rates	8,551	2,541	2,233	4,862	673	18,860
Movement – constant currency basis	(881)	51	(128)	(1,836)	1	(2,793)
30 Jun 2017 as reported	7,670	2,592	2,105	3,026	674	16,067
On a reported basis, during 1H17 impaired loans declined by $2.2bn. This was mainly due to the continued repayments and loan sales in the US CML run-off portfolio.
Renegotiated loans and forbearance
The following tables show the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector, geographical region and credit quality classification. The ongoing repayments and loan sales in the CML run-off portfolio reduced renegotiated personal loans in the US from $2.0bn to $0.2bn during 1H17.

60	HSBC Holdings plc

Renegotiated loans and advances to customers by industry sector
	First lien residential mortgages	Other personal lending	Corporate and commercial	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m
Neither past due nor impaired	572	279	1,989	259	3,099
Past due but not impaired	156	65	164	—	385
Impaired	1,617	284	4,938	268	7,107
At 30 Jun 2017	2,345	628	7,091	527	10,591
Impairment allowances on renegotiated loans	169	148	1,566	155	2,038

Neither past due nor impaired	976	282	1,848	260	3,366
Past due but not impaired	346	78	301	—	725
Impaired	2,751	325	5,416	257	8,749
At 31 Dec 2016	4,073	685	7,565	517	12,840
Impairment allowances on renegotiated loans	267	150	1,667	130	2,214

Renegotiated loans and advances to customers by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
At 30 Jun 2017	5,845	1,015	1,591	1,811	329	10,591
At 31 Dec 2016	5,855	1,046	1,871	3,736	332	12,840
Loan impairment in the first half of 2017
Information in respect of LICs is provided on page 29.

Loan impairment charge to the income statement by industry sector
		Europe	Asia	MENA	North America	Latin America	Total
	Footnote	$m	$m	$m	$m	$m	$m
Personal		103	143	53	8	240	547
– first lien residential mortgages		26	4	—	(11)	(18)	1
– other personal		77	139	53	19	258	546
Corporate and commercial		(69)	286	47	(102)	21	183
– manufacturing and international trade and services		65	231	34	(18)	8	320
– commercial real estate and other property-related		(92)	33	23	3	1	(32)
– other commercial		(42)	22	(10)	(87)	12	(105)
Financial		10	18	20	1	—	49
Total loan impairment charge for the half-year to 30 Jun 2017		44	447	120	(93)	261	779

Personal		59	152	103	135	611	1,060
– first lien residential mortgages		(4)	5	10	94	3	108
– other personal		63	147	93	41	608	952
Corporate and commercial		272	185	(12)	472	290	1,207
– manufacturing and international trade and services		4	134	22	41	172	373
– commercial real estate and other property-related		17	(33)	(8)	2	22	—
– other commercial		251	84	(26)	429	96	834
Financial		26	(2)	1	(9)	—	16
Total loan impairment charge for the half-year to 30 Jun 2016	1	357	335	92	598	901	2,283

Personal		103	112	123	84	221	643
– first lien residential mortgages		5	(6)	—	55	4	58
– other personal		98	118	123	29	217	585
Corporate and commercial		65	203	65	28	40	401
– manufacturing and international trade and services		34	172	83	40	23	352
– commercial real estate and other property-related		(32)	5	(8)	1	3	(31)
– other commercial		63	26	(10)	(13)	14	80
Financial		8	4	12	(1)	—	23
Total loan impairment charge for the half-year to 31 Dec 2016		176	319	200	111	261	1,067
For footnote, see page 76.

HSBC Holdings plc	61

Risk

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	%	%	%	%	%	%
Half-year to 30 Jun 2017
New allowances net of allowance releases	0.11	0.26	0.91	(0.10)	3.30	0.25
Recoveries	(0.08)	(0.03)	(0.09)	(0.07)	(0.46)	(0.07)
Total charge for impairment losses	0.03	0.23	0.82	(0.17)	2.84	0.18
Amount written off net of recoveries	0.27	0.12	0.82	0.20	2.32	0.26

Half-year to 30 Jun 2016
New allowances net of allowance releases	0.29	0.23	0.62	0.99	5.40	0.59
Recoveries	(0.08)	(0.04)	(0.12)	(0.05)	(0.42)	(0.08)
Total charge for impairment losses	0.21	0.19	0.50	0.94	4.98	0.51
Amount written off net of recoveries	0.28	0.12	1.27	0.48	1.40	0.33

Half-year to 31 Dec 2016
New allowances net of allowance releases	0.17	0.24	1.22	0.24	3.15	0.31
Recoveries	(0.07)	(0.05)	(0.12)	(0.06)	(0.27)	(0.07)
Total charge for impairment losses	0.10	0.19	1.10	0.18	2.88	0.24
Amount written off net of recoveries	0.24	0.16	0.37	0.47	3.18	0.31

Movement in impairment allowances on loans and advances to customers and banks

	Half-year to 30 Jun 2017
	Banks individually assessed	Customers
		Individually assessed	Collectively assessed	Total
	$m	$m	$m	$m
At the beginning of the period	—	4,932	2,918	7,850
Amounts written off	—	(648)	(756)	(1,404)
Recoveries of loans and advances previously written off	—	63	223	286
Charge to income statement	—	270	509	779
Exchange and other movements	2	109	(59)	52
At the end of the period	2	4,726	2,835	7,563
Impairment allowances as a % of loans and advances	—	0.5%	0.3%	0.8%

	Half-year to 30 Jun 2016
At the beginning of the period	18	5,402	4,153	9,573
Amounts written off	(16)	(992)	(840)	(1,848)
Recoveries of loans and advances previously written off	—	44	296	340
Charge to income statement	(2)	1,265	1,020	2,283
Exchange and other movements	—	(319)	(1,076)	(1,395)
At the end of the period	—	5,400	3,553	8,953
Impairment allowances as a % of loans and advances	—	0.6%	0.4%	0.9%

	Half-year to 31 Dec 2016
At the beginning of the period	—	5,400	3,553	8,953
Amounts written off	(2)	(839)	(767)	(1,608)
Recoveries of loans and advances previously written off	—	63	224	287
Charge to income statement	2	566	499	1,067
Exchange and other movements	—	(258)	(591)	(849)
At the end of the period	—	4,932	2,918	7,850
Impairment allowances as a % of loans and advances	—	0.6%	0.3%	0.8%

62	HSBC Holdings plc

Wholesale lending

Total wholesale lending gross loans
	Europe	Asia	MENA	North America	Latin America	Total	As a % of total gross loans
	$m	$m	$m	$m	$m	$m	%
Corporate and commercial	172,228	234,098	21,642	55,677	12,825	496,470	49.0
– manufacturing	28,945	33,343	3,107	14,392	3,083	82,870	8.2
– international trade and services	61,038	79,206	9,013	10,929	3,369	163,555	16.2
– commercial real estate	24,014	34,849	800	8,601	1,638	69,902	6.9
– other property-related	7,928	41,805	1,659	7,883	470	59,745	5.9
– government	3,404	4,997	1,220	373	480	10,474	1.0
– other commercial	46,899	39,898	5,843	13,499	3,785	109,924	10.8
Financial	53,243	81,265	8,738	15,288	4,112	162,646	16.0
– non-bank financial institutions	37,802	25,706	1,185	10,529	789	76,011	7.5
– banks	15,441	55,559	7,553	4,759	3,323	86,635	8.5
Gross loans at 30 Jun 2017	225,471	315,363	30,380	70,965	16,937	659,116	65.0

Corporate and commercial	161,653	212,848	22,078	58,276	10,972	465,827	48.6
– manufacturing	27,005	32,564	2,941	15,348	2,785	80,643	8.4
– international trade and services	55,875	72,166	8,448	11,035	2,518	150,042	15.6
– commercial real estate	21,460	32,798	724	7,849	1,340	64,171	6.7
– other property-related	7,025	37,628	1,856	8,823	306	55,638	5.8
– government	3,009	2,919	1,619	354	541	8,442	0.9
– other commercial	47,279	34,773	6,490	14,867	3,482	106,891	11.2
Financial	43,666	79,254	10,370	14,823	3,742	151,855	15.9
– non-bank financial institutions	31,307	19,517	2,599	9,750	556	63,729	6.7
– banks	12,359	59,737	7,771	5,073	3,186	88,126	9.2
Gross loans at 31 Dec 2016	205,319	292,102	32,448	73,099	14,714	617,682	64.5

Currency translation adjustment	12,417	3,106	22	680	1,439	17,664
31 Dec 2016 at 30 Jun 2017 exchange rates	217,736	295,208	32,470	73,779	16,153	635,346
Movement – constant currency basis	7,735	20,155	(2,090)	(2,814)	784	23,770
30 Jun 2017 as reported	225,471	315,363	30,380	70,965	16,937	659,116

HSBC Holdings plc	63

Risk

Total wholesale lending impairment allowances
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Corporate and commercial	1,803	1,546	1,108	709	217	5,383
– manufacturing	377	453	172	120	37	1,159
– international trade and services	467	691	476	67	37	1,738
– commercial real estate	335	10	143	59	—	547
– other property-related	106	68	193	42	101	510
– government	3	—	5	—	—	8
– other commercial	515	324	119	421	42	1,421
Financial	162	27	38	19	—	246
– non-bank financial institutions	160	27	38	19	—	244
– banks	2	—	—	—	—	2
Impairment allowances at 30 Jun 2017	1,965	1,573	1,146	728	217	5,629
Impairment allowances % of impaired loans	34.5%	78.4%	73.8%	55.4%	62.7%	51.6%

Corporate and commercial	2,048	1,343	1,137	880	210	5,618
– manufacturing	411	342	174	139	38	1,104
– international trade and services	473	647	476	81	35	1,712
– commercial real estate	402	11	144	67	36	660
– other property-related	167	34	202	37	55	495
– government	2	—	1	—	1	4
– other commercial	593	309	140	556	45	1,643
Financial	216	9	15	20	—	260
– non-bank financial institutions	216	9	15	20	—	260
– banks	—	—	—	—	—	—
Impairment allowances at 31 Dec 2016	2,264	1,352	1,152	900	210	5,878
Impairment allowances % of impaired loans	36.7%	69.9%	67.8%	56.7%	60.9%	50.0%

Currency translation adjustment	151	22	—	11	27	211
31 Dec 2016 at 30 Jun 2017 exchange rates	2,415	1,374	1,152	911	237	6,089
Movement – on constant currency basis	(450)	199	(6)	(183)	(20)	(460)
30 Jun 2017 as reported	1,965	1,573	1,146	728	217	5,629
Total wholesale lending balances increased by $41bn with foreign exchange differences accounting for $18bn of the increase.
In Asia, lending balances increased by $23bn, including $3.1bn of foreign exchange differences. In this region, demand for lending increased across most industry sectors with notable growth in international trade services of $7.0bn, and commercial real estate and property-related lending of $6.2bn.
In Europe, lending increased by $20bn, including $12.4bn of foreign exchange differences, across the UK, France and Germany.

In North America, lending decreased by $2.1bn, mainly in the US as paydowns and maturities exceeded new loan originations. This reflected our continued efforts to improve returns with more disciplined lending.
In MENA, overall lending fell by $2.1bn, mainly within the UAE. These decreases were partly offset by an increase in lending in Turkey. In Latin America, lending increased by $2.2bn, largely due to foreign exchange differences of $1.4bn.

64	HSBC Holdings plc

Personal lending

Total personal lending gross loans
		Europe	Asia	MENA	North America	Latin America	Total	As a % of total gross loans
	Footnotes	$m	$m	$m	$m	$m	$m
First lien residential mortgages		116,741	104,115	2,473	35,317	2,296	260,942	25.7
– of which:
interest only (including offset)		34,195	936	89	101	—	35,321	3.5
affordability including ARMs	2	363	3,489	—	13,705	—	17,557	1.7
Other personal lending		40,725	38,451	4,860	5,376	4,566	93,978	9.3
– other		31,246	28,301	2,846	3,039	2,355	67,787	6.7
– credit cards		9,381	10,051	1,702	947	1,754	23,835	2.4
– second lien residential mortgages		98	24	2	1,355	—	1,479	0.1
– motor vehicle finance		—	75	310	35	457	877	0.1
At 30 Jun 2017		157,466	142,566	7,333	40,693	6,862	354,920	35.0

First lien residential mortgages		108,008	98,072	2,535	39,239	1,924	249,778	26.1
– of which:
interest only (including offset)		33,045	876	92	113	—	34,126	3.6
affordability including ARMs	2	297	3,427	—	14,182	—	17,906	1.9
Other personal lending		38,491	36,628	5,209	5,717	3,975	90,020	9.4
– other		29,297	26,059	3,072	3,061	2,018	63,507	6.6
– credit cards		9,096	10,438	1,816	993	1,595	23,938	2.5
– second lien residential mortgages		97	24	2	1,631	—	1,754	0.2
– motor vehicle finance		1	107	319	32	362	821	0.1
At 31 Dec 2016		146,499	134,700	7,744	44,956	5,899	339,798	35.5

Currency translation adjustment		8,385	1,587	(2)	701	641	11,312
31 Dec 2016 at 30 Jun 2017 exchange rates		154,884	136,287	7,742	45,657	6,540	351,110
Movement – constant currency basis		2,582	6,279	(409)	(4,964)	322	3,810
30 Jun 2017 as reported		157,466	142,566	7,333	40,693	6,862	354,920
For footnotes, see page 76.

Total personal lending impairment allowances
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
First lien residential mortgages	268	38	82	106	17	511
Other personal lending	318	251	450	67	339	1,425
– other	223	121	220	20	170	754
– credit cards	95	130	225	29	163	642
– second lien residential mortgages	—	—	—	17	—	17
– motor vehicle finance	—	—	5	1	6	12
At 30 Jun 2017	586	289	532	173	356	1,936
	%	%	%	%	%	%
Impairment allowances % of impaired loans	29.7	49.3	96.2	10.1	108.5	37.6

First lien residential mortgages	225	34	81	289	14	643
Other personal lending	300	249	448	83	249	1,329
– other	224	122	226	23	128	723
– credit cards	76	127	217	34	117	571
– second lien residential mortgages	—	—	—	26	—	26
– motor vehicle finance	—	—	5	—	4	9
At 31 Dec 2016	525	283	529	372	263	1,972
	%	%	%	%	%	%
Impairment allowances % of impaired loans	27.8	50.0	99.6	11.4	105.2	30.4

Currency translation adjustment	34	4	—	—	33	71
31 Dec 2016 at 30 Jun 2017 exchange rates	559	287	529	372	296	2,043
Movement – constant currency basis	27	2	3	(199)	60	(107)
30 Jun 2017 as reported	586	289	532	173	356	1,936

HSBC Holdings plc	65

Risk

Total personal lending gross loans increased by $15bn, mainly due to foreign exchange movements of $11bn as well as increases in Asia of $6.3bn and Europe of $2.6bn. This was partly offset by the ongoing repayments and loan sales of $4.7bn in our US CML run-off portfolio, which has now reduced to $0.3bn.
Impairment allowances have remained flat due to the reduction in our US CML run-off portfolio being offset by an increase in Mexico.
Loan impairment charges for personal lending were $0.5bn for 1H17, $0.5bn lower than for 1H16 due to our sale of operations in Brazil in the second half of 2016. For further analysis of LICs by global business, see page 29.
While the tables are presented on a reported basis, the commentary that follows is on a constant currency basis and excludes the effect of the ongoing run-off and loans sales in the US CML run-off portfolio.

Total personal lending grew by $8.6bn compared with 31 December 2016. The majority of this increase is in mortgage balances due to business growth initiatives in Hong Kong, the UK, Canada, China and Australia.
The quality of both our Hong Kong and UK mortgage books remained high, with negligible defaults and impairment allowances. The average loan to value (‘LTV’) ratio on new mortgage lending in Hong Kong was 45%, compared with an estimated 27% for the total mortgage portfolio. The LTV ratio on new lending in the UK was 60%, compared with the average of 40% for the total mortgage portfolio.
Other personal lending also experienced underlying growth, of $2bn, driven by unsecured loans in Hong Kong.
Supplementary information

Gross loans and advances to customers by country
	First lien residential mortgages	Other personal	Property- related	Commercial international trade and other	Total
	$m	$m	$m	$m	$m
Europe	116,741	40,725	31,942	178,088	367,496
– UK	110,117	18,434	24,699	132,898	286,148
– France	2,804	15,219	5,787	24,601	48,411
– Germany	1	231	356	10,237	10,825
– Switzerland	620	5,948	249	1,564	8,381
– other	3,199	893	851	8,788	13,731
Asia	104,115	38,451	76,654	183,150	402,370
– Hong Kong	66,756	25,759	58,922	102,431	253,868
– Australia	11,575	829	2,721	9,541	24,666
– India	1,245	421	1,046	6,369	9,081
– Indonesia	64	335	160	4,208	4,767
– mainland China	8,050	1,110	5,110	23,373	37,643
– Malaysia	2,838	3,174	1,673	5,137	12,822
– Singapore	6,080	4,911	3,621	12,713	27,325
– Taiwan	4,483	753	56	4,528	9,820
– other	3,024	1,159	3,345	14,850	22,378
Middle East and North Africa	2,473	4,860	2,459	20,368	30,160
– Egypt	—	279	57	1,417	1,753
– UAE	1,941	1,737	1,724	11,166	16,568
– other	532	2,844	678	7,785	11,839
North America	35,317	5,376	16,484	49,722	106,899
– US	17,529	2,404	10,951	35,818	66,702
– Canada	16,561	2,764	5,161	13,351	37,837
– other	1,227	208	372	553	2,360
Latin America	2,296	4,566	2,108	11,506	20,476
– Mexico	2,164	3,337	1,972	8,429	15,902
– other	132	1,229	136	3,077	4,574
At 30 Jun 2017	260,942	93,978	129,647	442,834	927,401

66	HSBC Holdings plc

Gross loans and advances to customers by country (continued)
	First lien residential mortgages	Other personal	Property- related	Commercial international trade and other	Total
	$m	$m	$m	$m	$m
Europe	108,008	38,491	28,485	164,465	339,449
– UK	101,822	17,820	21,707	124,341	265,690
– France	2,676	13,786	5,220	22,153	43,835
– Germany	1	192	413	8,322	8,928
– Switzerland	506	5,848	213	1,660	8,227
– other	3,003	845	932	7,989	12,769
Asia	98,072	36,628	70,426	161,940	367,066
– Hong Kong	63,566	24,558	54,219	88,921	231,264
– Australia	10,134	757	2,164	6,804	19,859
– India	1,280	388	1,040	5,979	8,687
– Indonesia	63	334	165	4,384	4,946
– mainland China	7,192	1,107	4,788	20,451	33,538
– Malaysia	2,719	3,065	1,693	4,179	11,656
– Singapore	6,194	4,502	2,920	11,832	25,448
– Taiwan	4,036	671	55	5,074	9,836
– other	2,888	1,246	3,382	14,316	21,832
Middle East and North Africa	2,535	5,209	2,580	22,107	32,431
– Egypt	—	272	73	1,327	1,672
– UAE	1,981	1,867	1,883	13,037	18,768
– other	554	3,070	624	7,743	11,991
North America	39,239	5,717	16,672	51,355	112,983
– US	22,756	2,676	11,835	38,199	75,466
– Canada	15,220	2,831	4,586	12,515	35,152
– other	1,263	210	251	641	2,365
Latin America	1,924	3,975	1,646	9,880	17,425
– Mexico	1,803	2,849	1,528	7,118	13,298
– other	121	1,126	118	2,762	4,127
At 31 Dec 2016	249,778	90,020	119,809	409,747	869,354
Securitisation exposures and other structured products
The following table summarises the carrying amount of our asset-backed securities (‘ABSs’) exposure by categories of collateral. It includes assets held in the GB&M legacy credit portfolio with a carrying value of $9bn (31 December 2016: $11bn).
At 30 June 2017, the available-for-sale reserve in respect of ABSs was a deficit of $519m (31 December 2016: deficit of$749m). For 2017, the impairment write-back in respect of ABSs was $53m (31 December 2016: $121m).

HSBC Holdings plc	67

Risk

Carrying amount of HSBC’s consolidated holdings of ABSs
		Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated structured entities
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Mortgage-related assets		1,632	15,900	13,420	—	1,307	32,259	2,273
– sub-prime residential		51	1,079	—	—	89	1,219	551
– US Alt-A residential		—	1,392	5	—	33	1,430	1,335
– US Government agency and sponsored enterprises: MBSs	3	234	12,796	13,415	—	—	26,445	—
– other residential		1,042	348	—	—	1,152	2,542	138
– commercial property		305	285	—	—	33	623	249
Leveraged finance-related assets		125	697	—	—	57	879	465
Student loan-related assets		133	2,431	—	—	—	2,564	2,359
Other assets		1,034	749	—	6	30	1,819	437
At 30 Jun 2017		2,924	19,777	13,420	6	1,394	37,521	5,534

Mortgage-related assets		1,320	17,575	12,793	—	338	32,026	2,859
– sub-prime residential		63	1,544	—	—	104	1,711	618
– US Alt-A residential		—	1,453	5	—	39	1,497	1,382
– US Government agency and sponsored enterprises: MBSs	3	247	13,070	12,788	—	—	26,105	—
– other residential		662	362	—	—	54	1,078	152
– commercial property		348	1,146	—	—	141	1,635	707
Leveraged finance-related assets		175	1,284	—	—	70	1,529	735
Student loan-related assets		140	2,865	—	—	11	3,016	2,616
Other assets		1,278	730	—	19	48	2,075	404
At 31 Dec 2016		2,913	22,454	12,793	19	467	38,646	6,614
For footnotes, see page 76.

Liquidity and funding risk profile
Liquidity risk is the risk that we do not have sufficient financial resources to meet our obligations as they fall due, or that we can only do so at an excessive cost. Liquidity risk arises from mismatches in the timing of cash flows.
Funding risk is the risk that funding considered to be sustainable, and therefore used to fund assets, is not sustainable over time. Funding risk arises when illiquid asset positions cannot be funded at the expected terms and when required.
There were no material changes to the policies and practices for the management of liquidity and funding risk in 1H17.
A summary of our current policies and practices regarding the management of ‘Liquidity and funding risk management’ risk is set out on pages 75 to 77 of the Annual Report and Accounts 2016.
This section supersedes the information included in the Annual Report and Accounts 2016 from pages 106 to 107.
Liquidity and funding in the first half of 2017
The liquidity position of the Group remained strong in 1H17. The amount of unencumbered liquid assets was $550bn. The Group has beneficial ownership of, or legal title to, these assets, with complete operational control. We recognised $481bn of these liquid assets for the purposes of the Group consolidated liquidity coverage ratio (‘LCR’), which was 139% at 30 June 2017.
The funding position of the Group remained robust in 1H17. Each major operating entity reported a net stable funding ratio(‘NSFR’) above 100%, highlighting a surplus of stable funding relative to the requirement for it in every entity.

Management of liquidity and funding risk
Liquidity coverage ratio
The LCR aims to ensure that a bank has sufficient unencumbered high-quality liquid assets (‘HQLAs’) to meet its liquidity needs in a 30-calendar-day liquidity stress scenario. HQLAs consist of cash or assets that can be converted into cash at little or no loss of value in markets.
We reported a Group consolidated LCR, based on European Commission (‘EC’) rules, at 30 June 2017 of 139% (30 June 2016: 137%) to the PRA.
We assume no transferability of liquidity from non-EU entities other than to the extent currently permitted. This results in $69bn of HQLAs being excluded from the Group’s LCR that are still available at an entity level.
The ratio of total consolidated HQLAs to the EC LCR denominator at 30 June 2017 was 160%, reflecting the additional $69bn of HQLAs excluded from the Group LCR.
The liquidity position of the Group can also be represented by the stand-alone ratios of each of our principal operating entities. Balance sheet size is the initial criterion that the Board and the Risk Management Meeting of the Group Management Board use to categorise an operating entity as a principal entity.
The table below displays the individual LCR levels for our principal operating entities on an EC LCR Delegated Regulation basis. The ratios shown for operating entities in non-EU jurisdictions can vary from their local LCR measures due to differences in the way non-EU regulators have implemented the Basel III recommendations.

68	HSBC Holdings plc

Operating entities’ LCRs
		At
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	%	%	%
HSBC UK liquidity group	4	126	126	123
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	5	158	198	185
The Hongkong and Shanghai Banking Corporation – Singapore Branch	5	151	206	154
HSBC Bank USA		137	113	130
HSBC France		159	134	122
Hang Seng Bank		235	246	218
HSBC Bank Canada		131	143	142
HSBC Bank China		151	180	253
HSBC Middle East – UAE Branch		207	251	241
HSBC Mexico		158	166	177
HSBC Private Bank		173	188	178
For footnotes, see page 76.
At 30 June 2017, all the Group’s principal operating entities’ LCRs were within the risk tolerance level established by the Board, and have evolved in line with the Board’s expectations over the period. The decline in The Hongkong and Shanghai Banking Corporation, Hong Kong Branch’s, LCR was caused mainly by deployment of its commercial surplus into customer assets.
Net stable funding ratio
The NSFR requires institutions to maintain sufficient stable funding relative to required stable funding, and reflects a bank’s long-term funding profile (funding with a term of more than a year). It is designed to complement the LCR.
At 30 June 2017, the Group’s principal operating entities were within the NSFR risk tolerance level established by the Board.
The table below displays the NSFR levels for the principal HSBC operating entities. HSBC does not disclose a Group consolidated NSFR.

Operating entities’ NSFRs
		At
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnotes	%	%	%
HSBC UK liquidity group	4	113	118	116
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	5	155	164	157
The Hongkong and Shanghai Banking Corporation – Singapore Branch	5	112	120	112
HSBC Bank USA		132	115	120
HSBC France		119	117	120
Hang Seng Bank		159	161	162
HSBC Bank Canada		136	137	139
HSBC Bank China		133	146	149
HSBC Middle East – UAE Branch		143	141	141
HSBC Mexico		119	127	128
HSBC Private Bank		181	149	155
For footnotes, see page 76.

At 30 June 2017, all the Group’s principal operating entities were within the risk tolerance level established by the Board.
Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within each deposit segment. The validity of these assumptions is challenged if the underlying depositors do not represent a large enough portfolio so that a depositor concentration exists.
Operating entities are exposed to term refinancing concentration risk if the current maturity profile results in future maturities being overly concentrated in any defined period.
At 30 June 2017, all principal operating entities were within the risk tolerance levels set for depositor concentration and term funding maturity concentration. These risk tolerances were established by the Board.
Liquid assets of HSBC’s principal operating entities
The following table shows the unweighted liquidity value of assets categorised as liquid and used for the purposes of calculating the LCR metric. The table reflects the stock of unencumbered liquid assets at 30 June 2017, using the regulatory definition of liquid assets. The amount recognised by entity at the Group level is different from the amount recognised at a solo entity level, reflecting liquidity that cannot be freely transferred to the Group.

HSBC Holdings plc	69

Risk

Liquid assets of HSBC’s principal entities
		Recognised at 30 Jun 2017 at:		Recognised at 30 Jun 2016 at:		Recognised at 31 Dec 2016 at:
		Group and entity level	Entity level only	Group and entity level	Entity level only	Group and entity level	Entity level only
	Footnotes	$m	$m	$m	$m	$m	$m
HSBC UK liquidity group	4
Level 1		148,740	148,740	164,116	164,116	143,884	143,884
Level 2a		7,362	7,362	4,145	4,145	2,085	2,085
Level 2b		18,691	18,691	932	932	7,663	7,663
		174,793	174,793	169,193	169,193	153,632	153,632
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	5
Level 1		60,140	74,658	67,885	123,349	48,342	98,963
Level 2a		23,949	23,949	7,169	7,169	23,790	23,790
Level 2b		4,736	4,736	3,283	3,283	3,450	3,450
		88,825	103,343	78,337	133,801	75,582	126,203
Hang Seng Bank
Level 1		18,955	33,077	18,485	35,702	21,798	37,525
Level 2a		1,864	1,864	1,862	1,862	1,474	1,474
Level 2b		200	200	207	207	199	199
		21,019	35,141	20,554	37,771	23,471	39,198
HSBC Bank USA
Level 1		44,199	67,401	57,320	66,455	53,409	72,931
Level 2a		11,500	11,500	13,100	13,100	14,995	14,995
Level 2b		18	18	4	4	10	10
		55,717	78,919	70,424	79,559	68,414	87,936
Total of HSBC’s other principal entities	6
Level 1		80,567	87,869	73,363	87,046	74,239	90,579
Level 2a		7,363	7,363	6,741	6,741	6,240	6,240
Level 2b		1,060	1,060	214	214	226	226
		88,990	96,292	80,318	94,001	80,705	97,045
For footnotes, see page 76.
Sources of funding
Our primary sources of funding are customer current accounts and savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement customer deposits and change the currency mix, maturity profile or location of our liabilities.
The following consolidated ‘Funding sources and uses’ table provides a consolidated view of how our balance sheet is funded, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.

The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.
In 1H17, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.
Loans and advances to banks continued to exceed deposits by banks, meaning the Group remained a net unsecured lender to the banking sector.

70	HSBC Holdings plc

Funding sources and uses
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Sources
Customer accounts	1,311,958	1,272,386
Deposits by banks	64,230	59,939
Repurchase agreements – non-trading	145,306	88,958
Debt securities in issue	63,289	65,915
Liabilities of disposal groups held for sale	620	2,790
Subordinated liabilities	21,213	20,984
Financial liabilities designated at fair value	93,163	86,832
Liabilities under insurance contracts	81,147	75,273
Trading liabilities	202,401	153,691
– repos	2,952	1,428
– stock lending	6,925	3,643
– settlement accounts	42,658	15,271
– other trading liabilities	149,866	133,349
Total equity	195,786	182,578
	2,179,113	2,009,346
Uses
Loans and advances to customers	919,838	861,504
Loans and advances to banks	86,633	88,126
Reverse repurchase agreements – non-trading	196,834	160,974
Assets held for sale	2,301	4,389
Trading assets	320,037	235,125
– reverse repos	9,212	4,780
– stock borrowing	7,605	5,427
– settlement accounts	45,499	17,850
– other trading assets	257,721	207,068
Financial investments	385,378	436,797
Cash and balances with central banks	163,353	128,009
Net deployment in other balance sheet assets and liabilities	104,739	94,422
	2,179,113	2,009,346

Market risk profile
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
There were no material changes to the policies and practices for the management of market risk in 1H17.
A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 77 of the Annual Report and Accounts 2016.

Market risk in the first half of 2017
Global markets were influenced by major central banks signalling a faster unwind of monetary easing than was previously expected. Although bond yields have started to increase, yield curves remain low and flat by historical standards, despite expectations starting to shift towards reduced monetary stimulus and/or rate rises. Realised and implied volatilities also remain low by historic standards, despite various geopolitical tensions that create uncertainty for markets.
Global equity markets reached new highs in May, supported by robust earnings forecasts, albeit against the backdrop of uncertain implementation of US fiscal policy changes.
In China, debt levels remain high. Concerns of a potential further RMB depreciation have receded in light of robust economic activity, but geopolitical risks remain.
HSBC was not materially exposed to the elevated volatility and market moves observed in Brazil.
In the UK, the general election in June resulted in a minority government, which increases uncertainty as to the timing and outcome of the UK’s exit from the EU.
Trading value at risk (‘VaR’) was higher before the effect of portfolio diversification. During 1H17, the trading VaR from the credit spread and foreign exchange asset classes increased reflecting larger exposures. This was partly offset by a reduction in the interest rate asset class, from modelling enhancements, which led to an improved measure. Including the effects of portfolio diversification, trading VaR decreased.
Non-trading interest rate VaR decreased during 1H17 as exposures were managed down.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR predominantly resides within Global Markets. The VaR for trading activity at 30 June 2017 was lower than at 31 December 2016. The increase in trading VaR from the foreign exchange, equity and credit spread trading VaR components was offset by a decline in the interest rate trading VaR component. The effects of portfolio diversification reduced the overall trading VaR.
The Group trading VaR for the half-year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[5]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2017	16.5	36.4	15.2	21.7	(42.8)	47.0
Average	10.5	42.3	11.3	10.8	(28.8)	46.1
Maximum	16.5	67.1	16.5	23.8		70.8
Minimum	5.4	30.4	9.1	5.1		36.6

Half-year to 30 Jun 2016	10.9	41.8	18.3	9.0	(27.7)	52.3
Average	11.0	40.2	23.2	17.5	(30.9)	61.0
Maximum	16.9	49.2	32.4	28.1	—	91.5
Minimum	6.5	31.8	15.2	9.0	—	44.0

Half-year to 31 Dec 2016	8.9	49.7	11.8	5.9	(23.5)	52.8
Average	11.1	45.4	17.6	9.6	(29.7)	54.0
Maximum	16.7	64.2	22.0	14.1	—	69.2
Minimum	5.4	32.0	11.8	5.0	—	42.1
For footnote, see page 76.

HSBC Holdings plc	71

Risk

The risks not in VaR (‘RNIV’) framework captures risks from exposures in the HSBC trading book that are not captured well by the VaR model. The VaR-based RNIVs are included within the metrics for each asset class.
Back-testing
There were no back-testing exceptions against hypothetical or clean profit and loss for the Group in 1H17.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The VaR for non-trading activity at 30 June

2017 was lower than at 31 December 2016, reflecting a decrease in the non-trading interest rate VaR component. The non-trading credit spread component was largely flat during the period under review.
Non-trading VaR also includes the interest rate risk of non-trading financial instruments held in portfolios managed by Balance Sheet Management (‘BSM’). The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of BSM.
Non-trading VaR excludes the insurance operations which are discussed further on page 75.
The Group non-trading VaR for the half-year is shown in the table below.

Non-trading VaR, 99% 1 day
	Interest rate	Credit spread	Portfolio diversification[5]	Total
	$m	$m	$m	$m
Half-year to 30 Jun 2017	102.7	48.9	(36.5)	115.1
Average	136.6	46.3	(37.2)	145.7
Maximum	164.1	69.3		182.1
Minimum	98.8	31.3		102.1

Half-year to 30 Jun 2016	123.6	43.7	(29.6)	137.7
Average	125.1	59.0	(42.6)	141.5
Maximum	140.1	82.8	—	164.8
Minimum	100.2	43.7	—	123.3

Half-year to 31 Dec 2016	157.0	46.5	(32.1)	171.4
Average	137.9	46.7	(21.9)	162.7
Maximum	171.9	59.8	—	182.1
Minimum	115.2	36.9	—	131.6
For footnote, see page 76.

Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk and interest rate risk on fixed-rate securities issued by HSBC Holdings. This section and the sections below describe the scope of HSBC’s management of market risks in non-trading books.
Interest rate risk in the banking book
Our policies regarding the management of interest rate risk in the banking book and the funds transfer pricing process are described on pages 79 and 76, respectively, of the Annual Report and Accounts 2016.
The component of the interest rate risk in the banking book outside of BSM or Global Markets that can be economically neutralised by fixed-rate government bonds or interest rate derivatives is transfer-priced to and managed by BSM. The banking book interest rate risk transferred to BSM is reflected in the Group’s non-traded VaR measure.
The Group utilises sensitivity of net interest income to assess the overall level of interest rate risk in the banking book. This measure reflects both the structural banking book interest rate risk remaining after risk transfer to BSM and the banking book interest rate risk managed by BSM and Global Markets.
Third-party assets in BSM
Third-party assets in BSM decreased by 5% during the first half of 2017. Financial investments decreased by $54bn, predominantly in Asia-Pacific and Europe due to investments maturing, along with some disposals. Deposits with central banks increased by $38bn, predominantly in North America and Europe in part due to reduced reverse repo activity.

Third-party assets in BSM
	At
	30 Jun	31 Dec
	2017	2016[6]
	$m	$m
Cash and balances at central banks	148,071	110,052
Trading assets	847	414
Loans and advances:
– to banks	35,390	38,188
– to customers	2,839	2,564
Reverse repurchase agreements	24,858	35,143
Financial investments	306,261	360,315
Other	5,329	4,839
	523,595	551,515
For footnotes, see page 76.
Sensitivity of net interest income
The following table sets out the effect on our future net interest income (‘NII’) of an incremental 25 basis point parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2017.
The sensitivities shown represent the change in the base case projected NII that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections, the repricing rate of assets and liabilities used is derived from current yield curves. The interest rate sensitivities are indicative and based on simplified scenarios.
Assuming no management response, a sequence of such rises (‘up-shock scenario’) would increase planned net interest income for the 12 months to 30 June 2018 by $2,443m (to

72	HSBC Holdings plc

31 December 2017: $1,709m), while a sequence of such falls (‘down-shock scenario’) would decrease planned net interest income by $2,907m (to 31 December 2017: $2,406m). These figures reflect reassessments in 1H17 of some of the assumptions used for NII sensitivity analysis.
The NII sensitivity of the Group can be split into three key components: the structural sensitivity arising from its four global businesses excluding BSM and Global Markets, the sensitivity of the funding of the trading book and the sensitivity of BSM.
The structural sensitivity is positive in a rising rate environment and negative in a falling rate environment. The sensitivity of the funding of the trading book is negative in a rising rate environment and positive in a falling rate environment. The sensitivity of BSM depends on its position. Typically, assuming no management response, the sensitivity of BSM is negative in a rising rate environment and positive in a falling rate environment.
The NII sensitivity figures below also incorporate the effect of any interest rate behaviouralisation applied and the effect of any assumed repricing across products under the specific interest rate scenario. They do not incorporate the effect of any management decision to change the composition of HSBC’s balance sheet.
The NII sensitivity in BSM arises from a combination of the techniques that BSM uses to mitigate the transferred interest rate risk and the methods it uses to optimise net revenues in line with its defined risk mandate. The figures in the table below do not incorporate the effect of any management decisions within BSM, but in reality it is likely that there would be some short-term adjustment in BSM positioning to offset the NII effects of the specific interest rate scenario where necessary.

The NII sensitivity arising from the funding of the trading book comprises the expense of funding trading assets, while the revenue from these trading assets is reported in net trading income. This leads to an asymmetry in the NII sensitivity figures which is cancelled out in our global business results, where we include both NII and net trading income. It is likely, therefore, that the overall effect on profit before tax of the funding of the trading book will be much less pronounced than is suggested in the figures below.
Sensitivity of capital and reserves
Available-for-sale (‘AFS’) reserves are included as part of CET1 capital. We measure the potential downside risk to the CET1 ratio due to interest rate and credit spread risk in the AFS portfolio by the portfolio’s stressed VaR, using a 99% confidence level and an assumed holding period of one quarter. At June 2017, the stressed VaR of the portfolio was $3.5bn.
We monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures.
The table on page 74 describes the sensitivity of our cash flow hedge reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures during the year. The sensitivities are indicative and based on simplified scenarios.

Sensitivity of projected net interest income
	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total
	$m	$m	$m	$m	$m	$m	$m
Change in Jul 2017 to Jun 2018 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+25 basis points	789	59	531	339	425	300	2,443
–25 basis points	(1,163)	(62)	(886)	(306)	(440)	(50)	(2,907)
Change in Jan 2017 to Dec 2017 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+25 basis points	605	47	504	280	61	212	1,709
–25 basis points	(1,024)	(41)	(797)	(292)	(261)	9	(2,406)

HSBC Holdings plc	73

Risk

Sensitivity of cash flow hedging reported reserves to interest rate movements
		Impact in the preceding 6 months
		Maximum	Minimum
	$m	$m	$m
At 30 Jun 2017
+100 basis point parallel move in all yield curves	(839)	(1,051)	(839)
As a percentage of total shareholders’ equity	(0.4)	(0.6)	(0.4)
–100 basis point parallel move in all yield curves	860	1,080	860
As a percentage of total shareholders’ equity	0.5%	0.6%	0.5%

At 30 Jun 2016
+100 basis point parallel move in all yield curves	(1,173)	(1,235)	(1,173)
As a percentage of total shareholders’ equity	(0.6)	(0.6)	(0.6)
–100 basis point parallel move in all yield curves	1,145	1,224	1,145
As a percentage of total shareholders’ equity	0.6%	0.6%	0.6%

At 31 Dec 2016
+100 basis point parallel move in all yield curves	(1,051)	(1,173)	(1,051)
As a percentage of total shareholders’ equity	(0.6)	(0.7)	(0.6)
–100 basis point parallel move in all yield curves	1,080	1,145	1,080
As a percentage of total shareholders’ equity	0.6%	0.7%	0.6%
Additional market risk measures applicable only to the parent company
The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ NII to future changes in yield curves and interest rate gap repricing for interest rate risk.
Foreign exchange risk
Total foreign exchange VaR arising within HSBC Holdings in the first half of 2017 was as follows:

HSBC Holdings – foreign exchange VaR
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
At period-end	39.7	56.3	32.1
Average	42.7	49.2	44.4
Maximum	68.0	58.2	58.2
Minimum	32.4	44.6	32.1

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on consolidation.
Interest rate repricing gap table
The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

Repricing gap analysis of HSBC Holdings
	Total	Up to 1 year	1 to 5 years	5 to 10 years	More than 10 years	Non-interest bearing
	$m	$m	$m	$m	$m	$m
Total assets	190,860	84,363	3,519	2,905	—	100,073
Total liabilities and equity	(190,860)	(9,100)	(19,913)	(23,845)	(20,627)	(117,375)
Off-balance sheet items attracting interest rate sensitivity	—	(55,738)	19,913	21,345	11,720	2,760
Net interest rate risk gap at 30 Jun 2017	—	19,525	3,519	405	(8,907)	(14,540)
Cumulative interest rate risk gap	—	19,525	23,044	23,448	14,540	—

Total assets	166,646	61,048	842	684	—	104,072
Total liabilities and equity	(166,646)	(3,804)	(14,601)	(18,664)	(16,325)	(113,252)
Off-balance sheet items attracting interest rate sensitivity	—	(38,393)	13,989	16,123	8,281	—
Net interest rate risk gap at 30 Jun 2016	—	18,851	230	(1,857)	(8,044)	(9,180)
Cumulative interest rate risk gap	—	18,851	19,081	17,224	9,180	—

Total assets	181,090	74,963	1,115	413	—	104,599
Total liabilities and equity	(181,090)	(5,413)	(13,608)	(26,296)	(19,783)	(115,990)
Off-balance sheet items attracting interest rate sensitivity	—	(57,089)	13,608	26,296	13,441	3,743
Net interest rate risk gap at 31 Dec 2016	—	12,461	1,115	413	(6,342)	(7,647)
Cumulative interest rate risk gap	—	12,461	13,576	13,989	7,647	—

74	HSBC Holdings plc

Operational risk profile
Operational risk is the risk to achieving our strategy or objectives as a result of inadequate or failed internal processes, people or systems, or external events.
During 1H17, we implemented a new operational risk management framework (‘ORMF’) and system of record. The new ORMF helps provide an end-to-end view of non-financial risks, allowing enhanced focus on the risks that matter most and associated controls. It also provides a platform for further improvements to our operational risk management capability.
Responsibility for minimising operational risk lies with HSBC’s employees. They are required to manage the operational risks of the business and operational activities for which they are responsible.
A summary of our current policies and practices for the management of operational risk is set out in ‘Operational risk management’ on page 80 of the Annual Report and Accounts 2016.
Operational risk exposures in the first half of 2017
In 1H17, we continued to strengthen the controls that manage our most material risks. Among other measures, we:

•	further developed controls to help ensure that we know our customers, ask the right questions and escalate concerns to prevent financial crime;

•	implemented a number of initiatives to raise our standards in relation to the conduct of our business, as described below in ‘Conduct of business’;

•	increased monitoring and enhanced detective controls to manage fraud risks arising from new technologies and new ways of banking;

•	strengthened internal security controls to help prevent cyber attacks;

•	improved controls and security to protect customers when using digital channels; and

•	enhanced our third-party risk management to help enable the consistent risk assessment of any third-party service.
Conduct of business
We attach the highest importance to delivering fair outcomes for our customers, and the orderly and transparent operation of financial markets. The embedding and deepening of our approach to conduct across the Group is a priority. This means continuing to focus on key areas of conduct including those relating to support for potentially vulnerable customers, digital channels, and oversight of the conduct standards of key third parties with whom we do business. Such measures are complemented by processes to ensure the consideration of conduct in decision making across the Group, and by initiatives relating to culture, values and behaviours.

Specific actions to improve our conduct in 1H17 included:

•	introducing a framework designed to further ensure conduct considerations are a key part of the Group’s strategic planning and decision-making processes;

•	further developing conduct monitoring and testing activity by the Regulatory Compliance sub-function, to help assess the Group-wide embedding of conduct behaviours and processes; and

•
ongoing investment in our global surveillance capabilities, increasing the breadth of delivery, and integrating new risk-based analytical technologies, to strengthen our ability to monitor ever more complex trading behaviours, and detect potential suspicious trading activity and misconduct.

Insurance manufacturing operations risk profile
The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as financial risk and insurance risk. Financial risks include market risk, credit risk and liquidity risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC).
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture are provided on page 82 of the Annual Report and Accounts 2016.
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2016.
Insurance manufacturing operations risk profile in the first half of 2017
The risk profile of our insurance manufacturing businesses is measured using an economic capital approach. Assets and liabilities are measured on a market value basis, and a capital requirement is defined to ensure that there is a less than one in 200 chance of insolvency over a one-year time horizon, given the risks the businesses are exposed to. The methodology for the economic capital calculation is largely aligned to the pan-European Solvency II insurance capital regulations. The economic capital coverage ratio (economic net asset value divided by the economic capital requirement) is a key risk appetite measure. The business has a current appetite to remain above 140% with a tolerance to 110%. In addition to economic capital, the regulatory solvency ratio is also a metric used to manage risk appetite on an entity basis.
The risk profile of our remaining life insurance manufacturing businesses did not change materially during 1H17. The increase in policyholder liabilities during the period to $81.1bn (31 December 2016: $75.3bn) is primarily a result of new premiums collected and favourable market performance.
The following table shows the composition of assets and liabilities by contract type.

HSBC Holdings plc	75

Risk | Capital

Balance sheet of insurance manufacturing subsidiaries by type of contract[7]
		With DPF	Unit- linked	Other contracts[8]	Shareholder assets and liabilities	Total
	Footnotes	$m	$m	$m	$m	$m
Financial assets		61,780	9,606	14,082	5,571	91,039
– trading assets		—	—	2	—	2
– financial assets designated at fair value		14,021	9,211	2,951	863	27,046
– derivatives		283	1	10	50	344
– financial investments – HTM	11	28,098	—	5,953	3,033	37,084
– financial investments – AFS	11	15,144	—	4,475	1,529	21,148
– other financial assets	12	4,234	394	691	96	5,415
Reinsurance assets		1,092	300	1,136	—	2,528
PVIF	13	—	—	—	6,707	6,707
Other assets and investment properties		1,788	12	158	405	2,363
Total assets at 30 Jun 2017		64,660	9,918	15,376	12,683	102,637
Liabilities under investment contracts designated at fair value		—	2,361	3,866	—	6,227
Liabilities under insurance contracts		63,254	7,465	10,429	—	81,148
Deferred tax	14	14	5	1	1,258	1,278
Other liabilities		—	—	—	2,308	2,308
Total liabilities		63,268	9,831	14,296	3,566	90,961
Total equity		—	—	—	11,676	11,676
Total equity and liabilities at 30 Jun 2017		63,268	9,831	14,296	15,242	102,637

Financial assets		57,004	8,877	13,021	5,141	84,043
– trading assets		—	—	2	—	2
– financial assets designated at fair value		12,134	8,592	2,889	684	24,299
– derivatives		212	2	13	46	273
– financial investments – HTM	11	25,867	—	5,329	2,919	34,115
– financial investments – AFS	11	14,359	—	4,206	1,355	19,920
– other financial assets	12	4,432	283	582	137	5,434
Reinsurance assets		498	322	1,048	—	1,868
PVIF	13	—	—	—	6,502	6,502
Other assets and investment properties		1,716	5	171	525	2,417
Total assets at 31 Dec 2016		59,218	9,204	14,240	12,168	94,830
Liabilities under investment contracts designated at fair value		—	2,197	3,805	—	6,002
Liabilities under insurance contracts		58,800	6,949	9,524	—	75,273
Deferred tax	14	13	3	7	1,166	1,189
Other liabilities		—	—	—	1,805	1,805
Total liabilities		58,813	9,149	13,336	2,971	84,269
Total equity		—	—	—	10,561	10,561
Total equity and liabilities at 31 Dec 2016		58,813	9,149	13,336	13,532	94,830
For footnotes, see page 76.

Footnotes to Risk
Credit risk profile

1	1H16 includes loan impairment charges from the operations in Brazil that we sold on 1 July 2016.
2	Adjustable rate mortgages
3	US mortgage-backed securities
Liquidity and funding risk profile

4
The HSBC UK Liquidity Group shown comprises four legal entities: HSBC Bank plc (including all overseas branches, and special purpose entities consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the PRA in the UK.

5
The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

6
The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the Group Management Board.

Market risk profile
7
When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared with aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) Total VaR measures in this table.

8	Comparative data has been restated to include Global Private Banking BSM assets, which are now included in the Corporate Centre.
Insurance manufacturing operations risk profile

9	Does not include associates (SABB Takaful Company and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited).
10	‘Other contracts’ includes term assurance, credit life insurance, universal life insurance and certain investment contracts not included in the ‘Unit-linked’ or ‘With DPF’ columns.
11	Financial investments held to maturity (‘HTM’) and available for sale (‘AFS’).
12	Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
13	Present value of in-force long-term insurance business.
14	‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

76	HSBC Holdings plc

Our objective in managing Group capital is to maintain appropriate levels of capital to support our business strategy, meet regulatory and stress testing requirements, and respect capital providers’ payment priorities.
A summary of our policies and practices regarding capital management, measurement and allocation is provided on page 127 of the Annual Report and Accounts 2016.

Capital overview

Capital ratios
	At
	30 Jun	31 Dec
	2017	2016
	%	%
CRD IV transitional
Common equity tier 1 ratio	14.7	13.6
Tier 1 ratio	17.4	16.1
Total capital ratio	21.0	20.1

CRD IV end point
Common equity tier 1 ratio	14.7	13.6
Tier 1 ratio	16.4	14.9
Total capital ratio	18.3	16.8

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
CRD IV transitional
Common equity tier 1 capital	128,909	116,552
Additional tier 1 capital	23,585	21,470
Tier 2 capital	31,398	34,336
Total regulatory capital	183,892	172,358
Risk-weighted assets	876,118	857,181

CRD IV end point
Common equity tier 1 capital	128,909	115,984
Additional tier 1 capital	15,097	11,351
Tier 2 capital	16,379	16,289
Total regulatory capital	160,385	143,624
Risk-weighted assets	876,118	855,762

RWAs by risk type
	RWAs	Capital required[1]
	$bn	$bn
Credit risk	672.7	53.8
Counterparty credit risk	61.8	4.9
Market risk	43.6	3.5
Operational risk	98.0	7.9
At 30 Jun 2017	876.1	70.1

1	‘Capital required’ represents the Pillar 1 capital charge at 8% of RWAs.

Capital
Our CET1 capital ratio increased to 14.7%.
CET1 capital increased in 1H17 by $12.4bn, mainly due to capital generation through profits net of dividends and scrip of $5.3bn, favourable foreign currency translation differences of $3.8bn and regulatory netting of $1.5bn, partly offset by the $1.0bn share buy-back completed in April 2017.

In addition, the expected loss deduction decreased by $0.7bn mainly due to the disposal of mortgage portfolios in the US, and the threshold deduction decreased by $0.4bn as a result of the increase in the CET1 capital base partly offset by the increase in the value of our material holdings.

Transitional own funds disclosure
		At
		30 Jun	31 Dec
		2017	2016
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	160,026	149,291
28	Total regulatory adjustments to common equity tier 1	(31,117)	(32,739)
29	Common equity tier 1 capital	128,909	116,552
36	Additional tier 1 capital before regulatory adjustments	23,695	21,624
43	Total regulatory adjustments to additional tier 1 capital	(110)	(154)
44	Additional tier 1 capital	23,585	21,470
45	Tier 1 capital (T1 = CET1 + AT1)	152,494	138,022
51	Tier 2 capital before regulatory adjustments	31,885	34,750
57	Total regulatory adjustments to tier 2 capital	(487)	(414)
58	Tier 2 capital	31,398	34,336
59	Total capital (TC = T1 + T2)	183,892	172,358
60	Total risk-weighted assets	876,118	857,181
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.7	13.6
62	Tier 1 ratio	17.4	16.1
63	Total capital ratio	21.0	20.1

*	The references identify the lines prescribed in the European Banking Authority (‘EBA’) template, which are applicable and where there is a value.

HSBC Holdings plc	77

Capital

Risk-weighted assets
RWAs
RWAs increased by $18.9bn in the first half of the year, including an increase of $17.3bn due to foreign currency translation differences. The remaining increase of $1.6bn (excluding foreign currency translation differences) was mainly due to an increase in asset size of $25.0bn and changes to methodology and policy of $10.0bn, less reductions due to RWA initiatives of $28.6bn and improvements in asset quality of $4.5bn.
The following comments describe RWA movements excluding foreign currency translation differences.
Asset size
Asset size movements were principally from:

•	corporate lending in CMB and GB&M which increased RWAs by $12.7bn, mainly in Asia;

•	new transactions and movements in market parameters, which increased counterparty credit risk and market risk RWAs by $4.2bn; and

•	changes in deferred tax assets and significant investment thresholds, which increased RWAs by $3.0bn.
Methodology and policy
Methodology and policy movements increased RWAs by $10.0bn, mainly as a result of changes to the treatment of netting of current accounts of $2.8bn, non-recourse purchased receivables of $1.8bn, and collateral of $1.3bn.
RWA initiatives
Reduced exposures, refined calculations and process improvements reduced RWAs by $18.8bn and the continued reduction in legacy credit and US run-off portfolios reduced them by a further $9.8bn.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	89.2	264.9	174.7	13.4	130.5	672.7
Counterparty credit risk	—	—	59.4	0.2	2.2	61.8
Market risk	—	—	41.1	—	2.5	43.6
Operational risk	27.4	24.3	30.9	2.8	12.6	98.0
At 30 Jun 2017	116.6	289.2	306.1	16.4	147.8	876.1

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnote	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		220.3	273.5	47.6	105.4	25.9	672.7
Counterparty credit risk		31.1	15.4	1.3	12.4	1.6	61.8
Market risk	1	29.4	21.5	2.9	6.7	0.9	43.6
Operational risk		30.9	36.6	7.5	12.8	10.2	98.0
At 30 Jun 2017		311.7	347.0	59.3	137.3	38.6	876.1

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2017	115.1	275.9	261.9	15.3	147.5	41.5	857.2
RWA initiatives	(0.4)	(7.1)	(9.9)	(0.1)	(9.9)	(1.2)	(28.6)
Asset size	2.7	10.5	7.5	1.1	1.0	2.2	25.0
Asset quality	(0.6)	0.5	(4.0)	0.1	(0.5)	—	(4.5)
Model updates	0.7	—	—	—	—	—	0.7
– portfolios moving onto IRB approach	—	—	—	—	—	—	—
– new/updated models	0.7	—	—	—	—	—	0.7
Methodology and policy	(3.0)	2.1	4.1	(0.2)	5.9	1.1	10.0
– internal updates	(3.0)	2.1	4.1	(0.2)	5.9	1.1	10.0
– external updates – regulatory	—	—	—	—	—	—	—
Acquisitions and disposals	(0.1)	(0.4)	—	—	(0.5)	—	(1.0)
Foreign exchange movements	2.2	7.7	5.4	0.2	1.8	—	17.3
Total RWA movement	1.5	13.3	3.1	1.1	(2.2)	2.1	18.9
RWAs at 30 Jun 2017	116.6	289.2	265.0	16.4	145.3	43.6	876.1

78	HSBC Holdings plc

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2017	267.6	312.7	57.7	143.9	33.8	41.5	857.2
RWA initiatives	(7.6)	(6.5)	(0.4)	(12.8)	(0.1)	(1.2)	(28.6)
Asset size	7.3	15.0	(0.5)	(0.4)	1.4	2.2	25.0
Asset quality	(0.7)	(2.2)	0.8	(2.9)	0.5	—	(4.5)
Model updates	0.7	—	—	—	—	—	0.7
– portfolios moving onto IRB approach	—	—	—	—	—	—	—
– new/updated models	0.7	—	—	—	—	—	0.7
Methodology and policy	4.1	3.1	(0.2)	1.9	—	1.1	10.0
– internal updates	4.0	3.3	(0.2)	1.8	—	1.1	10.0
– external updates – regulatory	0.1	(0.2)	—	0.1	—	—	—
Acquisitions and disposals	—	—	(1.0)	—	—	—	(1.0)
Foreign exchange movements	10.9	3.4	—	0.9	2.1	—	17.3
Total RWA movement	14.7	12.8	(1.3)	(13.3)	3.9	2.1	18.9
RWAs at 30 Jun 2017	282.3	325.5	56.4	130.6	37.7	43.6	876.1

Leverage ratio

Leverage ratio
		30 Jun	31 Dec
		2017	2016
Ref*		$bn	$bn
20	Tier 1 capital	144.0	127.3
21	Total leverage ratio exposure	2,533.0	2,354.4
		%	%
22	Leverage ratio	5.7	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in
	UK leverage ratio exposure – quarterly average	2,343.2
		%	%
	UK leverage ratio – quarterly average	6.0
	UK leverage ratio – quarter end	6.1	5.7

*	The references identify the lines prescribed in the EBA template.
Our leverage ratio calculated in accordance with CRD IV was 5.7% at 30 June 2017, up from 5.4% at 31 December 2016. This was mainly due to increased capital.
In 2016, following recommendations from the Bank of England’s Financial Policy Committee (‘FPC’), a modification to exclude qualifying central bank balances from the leverage exposure measure was made.
In June 2017, the FPC recommended that the PRA increase the minimum requirement of the UK leverage ratio from 3% to 3.25%. This is intended to compensate for the reduction in the capital requirement resulting from the modification to the UK leverage exposure measure. This increase is expected to come into effect before the end of the year.

At 30 June 2017, our UK minimum leverage ratio requirement of 3% was supplemented by an additional leverage ratio buffer of 0.4% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translate into capital values of $10.4bn and $3.2bn respectively. We comfortably exceeded these leverage requirements.

Regulatory disclosures
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2017 is expected to be published on or around 6 September 2017 on our website, www.hsbc.com, under ‘Investor Relations’.

HSBC Holdings plc	79

Financial Statements (unaudited)

Financial Statements

Consolidated income statement
		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Notes	$m	$m	$m
Net interest income		13,777	15,760	14,053
– interest income		19,727	23,011	19,403
– interest expense		(5,950)	(7,251)	(5,350)
Net fee income		6,491	6,586	6,191
– fee income		7,906	8,202	7,467
– fee expense		(1,415)	(1,616)	(1,276)
Net trading income		3,928	5,324	4,128
– trading income excluding net interest income		3,177	4,594	3,472
– net interest income on trading activities		751	730	656
Net income/(expense) from financial instruments designated at fair value		2,007	561	(3,227)
– changes in fair value of long-term debt and related derivatives		480	270	(4,245)
– net income from other financial instruments designated at fair value		1,527	291	1,018
Gains less losses from financial investments		691	965	420
Dividend income		49	64	31
Net insurance premium income		4,811	5,356	4,595
Other operating income/(expense)		526	644	(1,615)
Total operating income		32,280	35,260	24,576
Net insurance claims and benefits paid and movement in liabilities to policyholders		(6,114)	(5,790)	(6,080)
Net operating income before loan impairment charges and other credit risk provisions		26,166	29,470	18,496
Loan impairment charges and other credit risk provisions		(663)	(2,366)	(1,034)
Net operating income		25,503	27,104	17,462
Employee compensation and benefits		(8,680)	(9,354)	(8,735)
General and administrative expenses		(6,900)	(7,467)	(9,006)
Depreciation and impairment of property, plant and equipment		(567)	(605)	(624)
Amortisation and impairment of intangible assets and goodwill		(296)	(1,202)	(2,815)
Total operating expenses		(16,443)	(18,628)	(21,180)
Operating profit/(loss)		9,060	8,476	(3,718)
Share of profit in associates and joint ventures		1,183	1,238	1,116
Profit/(loss) before tax		10,243	9,714	(2,602)
Tax expense		(2,195)	(2,291)	(1,375)
Profit/(loss) for the period		8,048	7,423	(3,977)
Attributable to:
– ordinary shareholders of the parent company		6,999	6,356	(5,057)
– preference shareholders of the parent company		45	45	45
– other equity holders		466	511	579
– non-controlling interests		538	511	456
Profit/(loss) for the period		8,048	7,423	(3,977)
		$	$	$
Basic earnings per ordinary share	3	0.35	0.32	(0.25)
Diluted earnings per ordinary share	3	0.35	0.32	(0.25)
The accompanying notes on pages 86 to 107 and the sections in ‘Global businesses and regions’ (excluding adjusted risk-weighted assets) on pages 36 to 38, and 'Distribution of total financial instruments exposed to credit risk by credit quality', ‘Distribution of loans and advances held at amortised cost by credit quality’ and 'Movement in impairment allowances on loans and advances to customers and banks' in the Risk section on pages 59 and 62, form an integral part of these financial statements.

80	HSBC Holdings plc

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit for the period	8,048	7,423	(3,977)
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	484	1,010	(1,309)
– fair value gains/(losses)	1,447	2,826	(2,351)
– fair value gains reclassified to the income statement	(848)	(1,228)	333
– amounts reclassified to the income statement in respect of impairment losses	20	24	47
– income taxes	(135)	(612)	662
Cash flow hedges	24	340	(408)
– fair value (losses)/gains	(881)	(1,796)	1,499
– fair value losses/(gains) reclassified to the income statement	894	2,242	(2,047)
– income taxes	11	(106)	140
Share of other comprehensive income/(expense) of associates and joint ventures	(6)	(1)	55
– share for the period	(6)	(1)	55
– reclassified to income statement on disposal	—	—	—
Exchange differences	5,269	(2,713)	(5,379)
– foreign exchange gains reclassified to the income statement on disposal of a foreign operation	—	—	1,894
– other exchange differences	5,270	(2,619)	(7,172)
– income tax attributable to exchange differences	(1)	(94)	(101)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	1,708	416	(409)
– before income taxes[1]	2,253	533	(617)
– income taxes	(545)	(117)	208
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	(1,156)	—	—
– before income taxes	(1,398)	—	—
– income taxes	242	—	—
Other comprehensive expense for the period, net of tax	6,323	(948)	(7,450)
Total comprehensive income/(expense) for the period	14,371	6,475	(11,427)
Attributable to:
– ordinary shareholders of the parent company	13,241	5,454	(12,422)
– preference shareholders of the parent company	45	45	45
– other equity holders	466	511	579
– non-controlling interests	619	465	371
Total comprehensive income/(expense) for the period	14,371	6,475	(11,427)
For footnote, see page 85.

HSBC Holdings plc	81

Financial Statements (unaudited)

Consolidated balance sheet
		At
		30 Jun	31 Dec
		2017	2016
	Notes	$m	$m
Assets
Cash and balances at central banks		163,353	128,009
Items in the course of collection from other banks		7,129	5,003
Hong Kong Government certificates of indebtedness		31,943	31,228
Trading assets		320,037	235,125
Financial assets designated at fair value		27,937	24,756
Derivatives	6	229,719	290,872
Loans and advances to banks		86,633	88,126
Loans and advances to customers		919,838	861,504
Reverse repurchase agreements – non-trading		196,834	160,974
Financial investments	7	385,378	436,797
Assets held for sale		2,301	4,389
Prepayments, accrued income and other assets		70,592	59,520
Current tax assets		1,054	1,145
Interests in associates and joint ventures	9	21,071	20,029
Goodwill and intangible assets		22,653	21,346
Deferred tax assets		5,971	6,163
Total assets		2,492,443	2,374,986
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation		31,943	31,228
Deposits by banks		64,230	59,939
Customer accounts		1,311,958	1,272,386
Repurchase agreements – non-trading		145,306	88,958
Items in the course of transmission to other banks		7,799	5,977
Trading liabilities[2,3]		202,401	153,691
Financial liabilities designated at fair value		93,163	86,832
Derivatives	6	223,413	279,819
Debt securities in issue		63,289	65,915
Liabilities of disposal groups held for sale		620	2,790
Accruals, deferred income and other liabilities		42,724	41,501
Current tax liabilities		1,186	719
Liabilities under insurance contracts		81,147	75,273
Provisions	10	4,379	4,773
Deferred tax liabilities	11	1,886	1,623
Subordinated liabilities		21,213	20,984
Total liabilities		2,296,657	2,192,408
Equity
Called up share capital		10,188	10,096
Share premium account		12,069	12,619
Other equity instruments		20,830	17,110
Other reserves		4,472	(1,234)
Retained earnings		140,837	136,795
Total shareholders’ equity		188,396	175,386
Non-controlling interests		7,390	7,192
Total equity		195,786	182,578
Total liabilities and equity		2,492,443	2,374,986
For footnotes, see page 85.

82	HSBC Holdings plc

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit before tax	10,243	9,714	(2,602)
Adjustments for non-cash items:
Depreciation, amortisation and impairment	863	1,772	3,440
Net gain from investing activities	(764)	(1,034)	(181)
Share of profit in associates and joint ventures	(1,183)	(1,238)	(1,116)
Loss on disposal of associates, joint ventures, subsidiaries and businesses	(79)	—	1,743
Loan impairment losses gross of recoveries and other credit risk provisions	1,018	2,672	1,418
Provisions including pensions	186	982	1,500
Share-based payment expense	267	305	229
Other non-cash items included in profit before tax	(157)	86	(293)
Change in operating assets	(115,324)	7,268	29,031
Change in operating liabilities	109,828	59,093	(55,893)
Elimination of exchange differences[4]	(16,208)	(3,193)	18,557
Dividends received from associates	589	619	70
Contributions paid to defined benefit plans	(351)	(340)	(386)
Tax paid	(810)	(1,668)	(1,596)
Net cash from operating activities	(11,882)	75,038	(6,079)
Purchase of financial investments	(175,346)	(233,153)	(223,931)
Proceeds from the sale and maturity of financial investments	233,711	216,340	213,745
Net cash flows from the purchase and sale of property, plant and equipment	(314)	(389)	(762)
Net cash inflow from disposal of customer and loan portfolios	5,044	4,186	5,008
Net purchase of intangible assets	(514)	(395)	(511)
Net cash inflow on disposal of subsidiaries, businesses, associates and joint ventures	141	16	4,786
Net cash from investing activities	62,722	(13,395)	(1,665)
Issue of ordinary share capital and other equity instruments	3,727	2,006	18
Cancellation of shares	(1,000)	—	—
Net (purchases)/sales of own shares for market-making and investment purposes	(49)	(78)	601
Purchase of treasury shares	—	—	(2,510)
Redemption of preference shares and other equity instruments	—	(1,825)	—
Subordinated loan capital issued	—	1,129	1,493
Subordinated loan capital repaid	(520)	(546)	(49)
Dividends paid to shareholders of the parent company and non-controlling interests	(3,266)	(4,987)	(4,170)
Net cash from financing activities	(1,108)	(4,301)	(4,617)
Net increase/(decrease) in cash and cash equivalents	49,732	57,342	(12,361)
Cash and cash equivalents at the beginning of the period	274,550	243,863	299,753
Exchange differences in respect of cash and cash equivalents	11,546	(1,452)	(12,842)
Cash and cash equivalents at the end of the period	335,828	299,753	274,550
For footnote, see page 85.

HSBC Holdings plc	83

Financial Statements (unaudited)

Consolidated statement of changes in equity

				Other reserves
	Called up share capital and share premium[5]	Other equity instru-ments[6]	Retained earnings[7]	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the period	—	—	7,510	—	—	—	—	7,510	538	8,048
Other comprehensive income (net of tax)	—	—	536	468	16	5,222	—	6,242	81	6,323
– available-for-sale investments	—	—	—	468	—	—	—	468	16	484
– cash flow hedges	—	—	—	—	16	—	—	16	8	24
– changes in fair value of financial liabilities designated at fair value arising from changes in own credit risk	—	—	(1,156)	—	—	—	—	(1,156)	—	(1,156)
– remeasurement of defined benefit asset/liability	—	—	1,698	—	—	—	—	1,698	10	1,708
– share of other comprehensive income of associates and joint ventures	—	—	(6)	—	—	—	—	(6)	—	(6)
– exchange differences	—	—	—	—	—	5,222	—	5,222	47	5,269
Total comprehensive income for the period	—	—	8,046	468	16	5,222	—	13,752	619	14,371
Shares issued under employee remuneration and share plans	542	—	(535)	—	—	—	—	7	—	7
Shares issued in lieu of dividends and amounts arising thereon	—	—	2,771	—	—	—	—	2,771	—	2,771
Capital securities issued	—	3,720	—	—	—	—	—	3,720	—	3,720
Dividends to shareholders	—	—	(6,795)	—	—	—	—	(6,795)	(420)	(7,215)
Cost of share-based payment arrangements	—	—	267	—	—	—	—	267	—	267
Cancellation of shares	(1,000)	—	—	—	—	—	—	(1,000)	—	(1,000)
Other movements	—	—	288	—	—	—	—	288	(1)	287
At 30 Jun 2017	22,257	20,830	140,837	(9)	(11)	(22,816)	27,308	188,396	7,390	195,786

At 1 Jan 2016	22,263	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the period	—	—	6,912	—	—	—	—	6,912	511	7,423
Other comprehensive income (net of tax)	—	—	451	1,024	341	(2,718)	—	(902)	(46)	(948)
– available-for-sale investments	—	—	—	1,024	—	—	—	1,024	(14)	1,010
– cash flow hedges	—	—	—	—	341	—	—	341	(1)	340
– remeasurement of defined benefit asset/liability	—	—	452	—	—	—	—	452	(36)	416
– share of other comprehensive income of associates and joint ventures	—	—	(1)	—	—	—	—	(1)	—	(1)
– exchange differences	—	—	—	—	—	(2,718)	—	(2,718)	5	(2,713)
Total comprehensive income for the period	—	—	7,363	1,024	341	(2,718)	—	6,010	465	6,475
Shares issued under employee remuneration and share plans	415	—	(407)	—	—	—	—	8	—	8
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,111	—	—	—	—	1,111	—	1,111
Capital securities issued	—	1,998	—	—	—	—	—	1,998	—	1,998
Dividends to shareholders	—	—	(6,674)	—	—	—	—	(6,674)	(702)	(7,376)
Cost of share-based payment arrangements	—	—	305	—	—	—	—	305	—	305
Other movements	—	—	36	3	—	—	—	39	(1,781)	(1,742)
At 30 Jun 2016	22,678	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297
For footnotes, see page 85.

84	HSBC Holdings plc

Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2016	22,678	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297
Profit for the period	—	—	(4,433)	—	—	—	—	(4,433)	456	(3,977)
Other comprehensive income (net of tax)	—	—	(392)	(1,295)	(402)	(5,276)	—	(7,365)	(85)	(7,450)
– available-for-sale investments	—	—	—	(1,295)	—	—	—	(1,295)	(14)	(1,309)
– cash flow hedges	—	—	—	—	(402)	—	—	(402)	(6)	(408)
– remeasurement of defined benefit asset/liability	—	—	(447)	—	—	—	—	(447)	38	(409)
– share of other comprehensive income of associates and joint ventures	—	—	55	—	—	—	—	55	—	55
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	1,894	—	1,894	—	1,894
– exchange differences	—	—	—	—	—	(7,170)	—	(7,170)	(103)	(7,273)
Total comprehensive income for the period	—	—	(4,825)	(1,295)	(402)	(5,276)	—	(11,798)	371	(11,427)
Shares issued under employee remuneration and share plans	37	—	(18)	—	—	—	—	19	—	19
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,929	—	—	—	—	1,929	—	1,929
Net increase in treasury shares	—	—	(2,510)	—	—	—	—	(2,510)	—	(2,510)
Dividends to shareholders	—	—	(4,605)	—	—	—	—	(4,605)	(217)	(4,822)
Cost of share-based payment arrangements	—	—	229	—	—	—	—	229	—	229
Other movements	—	—	885	(20)	—	—	—	865	(2)	863
At 31 Dec 2016	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578

Footnotes to financial statements

1
An actuarial gain of $2,024m has arisen as a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme. An increase in the discount rate of 0.15%, a 0.1% reduction in the inflation assumption and modifications to mortality assumptions led to a gain of $1,799m. Other net gains totalled $225m.

2
Includes structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association. These are insured by the Federal Deposit Insurance Corporation, a US Government agency, up to $250,000 per depositor.

3	At 30 June 2017, the cumulative amount of change in fair value attributable to changes in own credit risk was a loss of $344m (31 December 2016: gain of $2m).

4	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

5	In February 2017, HSBC announced a share buy-back of up to $1.0bn. Subsequently, HSBC completed a $1.0bn share buy-back in April 2017.

6
During 2017, HSBC Holdings issued $3,000m and SGD1,000m of perpetual subordinated contingent convertible capital securities, on which there were $10m of external issuance costs, $27m of intra-group issuance costs and $7m of tax benefits, which are classified as equity under IFRSs.

7	At 1 January 2017, the cumulative changes in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of $1,672m.

HSBC Holdings plc	85

Notes on the Financial Statements (unaudited)

Notes on the Financial Statements
		Page			Page
1	Basis of preparation and significant accounting policies	86	10	Provisions	99
2	Dividends	86	11	Deferred tax	100
3	Earnings per share	87	12	Contingent liabilities, contractual commitments and guarantees	100
4	Fair values of financial instruments carried at fair value	88	13	Legal proceedings and regulatory matters	100
5	Fair values of financial instruments not carried at fair value	96	14	Goodwill impairment	107
6	Derivatives	96	15	Transactions with related parties	107
7	Financial investments	97	16	Events after the balance sheet date	107
8	Assets pledged and collateral received	97	17	Interim Report 2017 and statutory accounts	107
9	Interests in associates and joint ventures	97

1	Basis of preparation and significant accounting policies

(a)	Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. These financial statements should be read in conjunction with the Annual Report and Accounts 2016.
At 30 June 2017, there were no unendorsed standards effective for the half-year to 30 June 2017 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2017
HSBC has adopted the requirements of IFRS 9 ‘Financial Instruments’ relating to the presentation of gains and losses on financial liabilities designated at fair value from 1 January 2017. As a result, the effects of changes in those liabilities’ credit risk is presented in other comprehensive income with the remaining effect presented in profit or loss. As permitted by the transitional requirements of IFRS 9, comparatives have not been restated. Adoption increased profit after tax by $1,156m and basic and diluted earnings per share by $0.06 with the opposite effect on other comprehensive income and no effect on net assets.

(b)	Use of estimates and judgements
Management believes that HSBC’s critical accounting estimates and judgements are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There was no change in the current period to the critical accounting estimates and judgements applied in 2016, which are stated on pages 30, 31 and 196 of the Annual Report and Accounts 2016.

(c)	Composition of Group
There were no material changes in the composition of the Group in the half-year to 30 June 2017.

(d)	Future accounting developments
Information on future accounting developments and their potential effect on the financial statements of HSBC are provided on pages 194 and 195 of the Annual Report and Accounts 2016. The joint Global Risk and Global Finance IFRS 9 Implementation Programme was set up to address IFRS 9 classification and measurement for financial assets, including impairment. Its focus is on the preparation for the impairment parallel run that will commence during the second half of 2017 in accordance with the project plan. Until this work is sufficiently advanced, we will not have a reliable understanding of the potential impact on the financial statements and any consequential effects on regulatory capital requirements.
IFRS 17 ‘Insurance contracts’ was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2021 and HSBC is considering its impact.

(e)	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

(f)	Accounting policies
Except as described above, the accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 194 to 203 of the Annual Report and Accounts 2016, as are the methods of computation.

2	Dividends
On 31 July 2017, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2017. This distribution amounts to approximately $2,015m and will be payable on 20 September 2017. No liability is recognised in the financial statements in respect of this dividend.

86	HSBC Holdings plc

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2017			30 Jun 2016			31 Dec 2016
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,169	1,945	0.21	4,137	408	—	—	—
In respect of current year:
– first interim dividend	0.10	2,005	826	0.10	1,981	703	—	—	—
– second interim dividend	—	—	—	—	—	—	0.10	1,991	994
– third interim dividend	—	—	—	—	—	—	0.10	1,990	935
Total	0.31	6,174	2,771	0.31	6,118	1,111	0.20	3,981	1,929
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45

Total coupons on capital securities classified as equity
				Half-year to
				30 Jun	30 Jun	31 Dec
				2017	2016	2016
		First	Per	Total	Total	Total
	Footnotes	call date	security	$m	$m	$m
Perpetual subordinated capital securities	1
– $2,200m		Apr 2013	$2.032	89	89	90
– $3,800m		Dec 2015	$2.000	152	152	152
Perpetual subordinated contingent convertible securities	2
– $2,250m issued at 6.375%		Sep 2024	$63.750	72	72	71
– $1,500m issued at 5.625%		Jan 2020	$56.250	42	42	42
– €1,500m issued at 5.250%		Sep 2022	€52.500	42	44	44
– $2,450m issued at 6.375%		Mar 2025	$63.750	78	78	78
– €1,000m issued at 6.000%		Sep 2023	€60.000	32	34	33
– $2,000m issued at 6.875%		Jun 2021	$68.750	69	—	69
Total				576	511	579

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.

2	Discretionary coupons are paid twice a year on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security.
On 17 July 2017, HSBC paid a further coupon on the $2,200m subordinated capital securities, representing a total distribution of $45m, and a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability was recognised in the financial statements at 30 June 2017 in respect of these coupon payments.
In May 2017, HSBC issued $3,000m of 6.000% perpetual subordinated contingent convertible securities. In June 2017, HSBC issued SGD1,000m of 4.700% perpetual subordinated contingent convertible securities. In July 2017, HSBC issued €1,250m of 4.750% perpetual subordinated contingent convertible securities. These contingent convertible securities are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H17.

3	Earnings per share

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2017	2016	2016
	$m	$m	$m
Profit attributable to shareholders of the parent company	7,510	6,912	(4,433)
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(466)	(511)	(579)
Profit attributable to ordinary shareholders of the parent company	6,999	6,356	(5,057)

Basic and diluted earnings per share
		Half-year to
		30 Jun 2017			30 Jun 2016			31 Dec 2016
		Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	Footnote	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	6,999	19,916	0.35	6,356	19,672	0.32	(5,057)	19,832	(0.25)
Effect of dilutive potential ordinary shares			90			68			—
Diluted	1	6,999	20,006	0.35	6,356	19,740	0.32	(5,057)	19,832	(0.25)

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

HSBC Holdings plc	87

Notes on the Financial Statements (unaudited)

4	Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2017 are consistent with those applied for the Annual Report and Accounts 2016.

Financial instruments carried at fair value and bases of valuation
		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	$m	$m	$m	$m
Recurring fair value measurements
At 30 Jun 2017
Assets
Trading assets	181,380	133,854	4,804	320,038
Financial assets designated at fair value	22,952	3,918	1,067	27,937
Derivatives	1,424	225,626	2,669	229,719
Financial investments: available for sale	220,570	110,841	3,449	334,860
Liabilities
Trading liabilities	50,758	147,593	4,050	202,401
Financial liabilities designated at fair value	4,645	88,517	1	93,163
Derivatives	1,389	219,961	2,063	223,413

At 31 Dec 2016
Assets
Trading assets	133,744	94,892	6,489	235,125
Financial assets designated at fair value	19,882	4,144	730	24,756
Derivatives	1,076	287,044	2,752	290,872
Financial investments: available for sale	274,655	111,743	3,476	389,874
Liabilities
Trading liabilities	45,171	104,938	3,582	153,691
Financial liabilities designated at fair value	4,248	82,547	37	86,832
Derivatives	1,554	275,965	2,300	279,819

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2017
Transfers from Level 1 to Level 2	673	—	—	—	—	—	—
Transfers from Level 2 to Level 1	—	730	—	—	—	—	—

At 31 Dec 2016
Transfers from Level 1 to Level 2	162	1,614	122	465	2,699	—	209
Transfers from Level 2 to Level 1	1,314	—	—	—	341	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each semi-annual reporting period.
Fair value adjustments
Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

88	HSBC Holdings plc

Global Banking and Markets fair value adjustments
	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Type of adjustment
Risk-related	1,154	1,131
– bid-offer	415	416
– uncertainty	75	87
– credit valuation adjustment	500	633
– debit valuation adjustment	(178)	(437)
– funding fair value adjustment	339	429
– other	3	3
Model-related	87	14
– model limitation	75	14
– other	12	—
Inception profit (Day 1 P&L reserves)[1]	110	99
	1,351	1,244

1	See Note 6 on the Financial Statements on page 96.
Fair value adjustments increased by $107m during 1H17. The most significant movement was an absolute reduction of $259m in respect of the debit valuation adjustment, partly offset by reductions in the credit valuation adjustment and the funding fair value adjustment. These reflected a tightening of credit spreads during the period.
A description of HSBC’s risk-related and model-related adjustments is provided on pages 218 and 219 of the Annual Report and Accounts 2016.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Available for sale	Held for trading	At fair value[1]	Derivatives	Total	Held for trading	At fair value[1]	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	2,107	59	1,059	—	3,225	26	—	—	26
Asset-backed securities	1,215	754	—	—	1,969	—	—	—	—
Loans held for securitisation	—	27	—	—	27	—	—	—	—
Structured notes	—	2	—	—	2	4,024	—	—	4,024
Derivatives with monolines	—	—	—	139	139	—	—	—	—
Other derivatives	—	—	—	2,530	2,530	—	—	2,063	2,063
Other portfolios	127	3,962	8	—	4,097	—	1	—	1
At 30 Jun 2017	3,449	4,804	1,067	2,669	11,989	4,050	1	2,063	6,114

Private equity including strategic investments	2,435	49	712	—	3,196	25	—	—	25
Asset-backed securities	761	789	—	—	1,550	—	—	—	—
Loans held for securitisation	—	28	—	—	28	—	—	—	—
Structured notes	—	2	—	—	2	3,557	—	—	3,557
Derivatives with monolines	—	—	—	175	175	—	—	—	—
Other derivatives	—	—	—	2,577	2,577	—	—	2,300	2,300
Other portfolios	280	5,621	18	—	5,919	—	37	—	37
At 31 Dec 2016	3,476	6,489	730	2,752	13,447	3,582	37	2,300	5,919

1	Designated at fair value through profit or loss.
The basis for determining the fair value of the financial instruments in the table above is explained on page 219 of the Annual Report and Accounts 2016.

HSBC Holdings plc	89

Notes on the Financial Statements (unaudited)

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnote	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017		3,476	6,489	730	2,752	3,582	37	2,300
Total gains/(losses) recognised in profit or loss		329	(78)	43	(50)	103	(4)	39
– trading income/(expense) excluding net interest income		—	(78)	—	(50)	103	—	39
– net income/(expense) from other financial instruments designated at fair value		—	—	43	—	—	(4)	—
– gains less losses from financial investments		306	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		23	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	(84)	62	4	99	82	1	62
– available-for-sale investments: fair value gains		(150)	—	—	—	—	—	—
– cash flow hedges: fair value gains/(losses)		—	—	—	(30)	—	—	(38)
– exchange differences		66	62	4	129	82	1	100
Purchases		50	635	321	—	—	—	—
New issuances		—	—	—	—	977	—	—
Sales		(536)	(2,161)	(1)	—	(12)	—	—
Settlements		(10)	(297)	(28)	(53)	(433)	—	67
Transfers out		(470)	(35)	(2)	(164)	(271)	(33)	(425)
Transfers in		694	189	—	85	22	—	20
At 30 Jun 2017		3,449	4,804	1,067	2,669	4,050	1	2,063
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2016		23	28	23	(48)	228	—	106
– trading income/(expense) excluding net interest income		—	28	—	(48)	228	—	106
– net income/(expense) from other financial instruments designated at fair value		—	—	23	—	—	—	—
– loan impairment recoveries and other credit risk provisions		23	—	—	—	—	—	—

90	HSBC Holdings plc

Movement in Level 3 financial instruments (continued)
		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnote	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2016		4,727	6,856	474	2,262	4,285	3	1,210
Total gains/(losses) recognised in profit or loss		37	136	23	1,188	294	—	1,071
– trading income/(expense) excluding net interest income		—	136	—	1,188	294	—	1,071
– net income/(expense) from other financial instruments designated at fair value		—	—	23	—	—	—	—
– gains less losses from financial investments		(28)	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		65	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	132	(309)	1	(200)	(86)	—	(151)
– available-for-sale investments: fair value gains		238	—	—	—	—	—	—
– cash flow hedges: fair value gains		—	—	—	—	—	—	—
– exchange differences		(106)	(309)	1	(200)	(86)	—	(151)
Purchases		160	187	84	—	—	—	—
New issuances		—	—	—	—	1,318	—	—
Sales		(810)	(1,176)	(3)	—	(16)	(1)	—
Settlements		(88)	(24)	(18)	—	(660)	—	(186)
Transfers out		(572)	(36)	(1)	(105)	(504)	—	(107)
Transfers in		359	868	—	4	16	33	325
At 30 Jun 2016		3,945	6,502	560	3,149	4,647	35	2,162
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2016		65	27	20	1,090	212	—	65
– trading income/(expense) excluding net interest income		—	27	—	1,090	212	—	65
– net income/(expense) from other financial instruments designated at fair value		—	—	20	—	—	—	—
– loan impairment recoveries and other credit risk provisions		65	—	—	—	—	—	—

HSBC Holdings plc	91

Notes on the Financial Statements (unaudited)

Movement in Level 3 financial instruments (continued)
		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnote	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2016		3,945	6,502	560	3,149	4,647	35	2,162
Total gains/(losses) recognised in profit or loss		141	(105)	2	(81)	43	(1)	357
– trading income/(expense) excluding net interest income		—	(105)	—	(81)	43	—	357
– net income/(expense) from other financial instruments designated at fair value		—	—	2	—	—	(1)	—
– gains less losses from financial investments		119	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		22	—	—	—	—	—	—
Total gains recognised in other comprehensive income	1	(294)	(301)	(9)	(135)	(44)	(1)	(89)
– available-for-sale investments: fair value gains		(115)	—	—	—	—	—	—
– cash flow hedges: fair value gains		—	—	—	—	—	—	12
– exchange differences		(179)	(301)	(9)	(135)	(44)	(1)	(101)
Purchases		190	636	275	—	20	6	—
New issuances		—	—	—	—	564	—	—
Sales		(402)	(584)	(4)	—	(24)	(1)	—
Settlements		(89)	(287)	(95)	(107)	(1,247)	—	(53)
Transfers out		(375)	(163)	(1)	(82)	(416)	—	(122)
Transfers in		360	791	2	8	39	(1)	45
At 31 Dec 2016		3,476	6,489	730	2,752	3,582	37	2,300
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2016		22	(197)	1	(726)	(355)	1	(400)
– trading income/(expense) excluding net interest income		—	(197)	—	(726)	(355)	—	(400)
– net income/(expense) from other financial instruments designated at fair value		—	—	1	—	—	1	—
– loan impairment recoveries and other credit risk provisions		22	—	—	—	—	—	—

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period. Movements in trading assets are mainly driven by the winding-down of certain structured financing transactions and disposals of asset backed securities. The decrease in available-for-sale assets mainly reflects disposals of equity instruments.

92	HSBC Holdings plc

Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
		Reflected in profit or loss		Reflected in other comprehensive income
		Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	Footnote	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities	1	249	(202)	—	—
Financial assets and liabilities designated at fair value		68	(54)	—	—
Financial investments: available for sale		76	(40)	166	(132)
At 30 Jun 2017		393	(296)	166	(132)

Derivatives, trading assets and trading liabilities	1	229	(257)	—	—
Financial assets and liabilities designated at fair value		28	(28)	—	—
Financial investments: available for sale		43	(33)	193	(207)
At 30 Jun 2016		300	(318)	193	(207)

Derivatives, trading assets and trading liabilities	1	238	(177)	—	—
Financial assets and liabilities designated at fair value		48	(38)	—	—
Financial investments: available for sale		72	(36)	170	(149)
At 31 Dec 2016		358	(251)	170	(149)

1	Derivatives, ‘trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type
	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Private equity including strategic investments	133	(91)	116	(86)
Asset-backed securities	38	(24)	41	(38)
Loans held for securitisation	1	(1)	—	—
Structured notes	10	(7)	—	—
Derivatives with monolines	1	(1)	—	—
Other derivatives	171	(127)	—	—
Other portfolios	39	(45)	9	(8)
At 30 Jun 2017	393	(296)	166	(132)

Private equity including strategic investments	63	(63)	121	(140)
Asset-backed securities	26	(13)	54	(49)
Loans held for securitisation	1	(1)	—	—
Structured notes	12	(9)	—	—
Derivatives with monolines	7	(7)	—	—
Other derivatives	132	(164)	—	—
Other portfolios	59	(61)	18	(18)
At 30 Jun 2016	300	(318)	193	(207)

Private equity including strategic investments	112	(73)	121	(106)
Asset-backed securities	43	(15)	33	(27)
Loans held for securitisation	1	(1)	—	—
Structured notes	10	(7)	—	—
Derivatives with monolines	3	(3)	—	—
Other derivatives	141	(94)	—	—
Other portfolios	48	(58)	16	(16)
At 31 Dec 2016	358	(251)	170	(149)
Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, the availability and reliability of observable proxies and historical data. When the available data is not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Holdings plc	93

Notes on the Financial Statements (unaudited)

Key unobservable inputs to Level 3 financial instruments
The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs at 30 June 2017. The core range of inputs is the estimated range within which 90% of the inputs fall.
There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on page 223 of the Annual Report and Accounts 2016.

Quantitative information about significant unobservable inputs in Level 3 valuations
		Fair value		Valuation technique	Key unobservable inputs
		Assets	Liabilities			Full range of inputs		Core range of inputs
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		3,225	26	See footnote 3	See footnote 3	n/a	n/a	n/a	n/a
Asset-backed securities		1,969	—
– CLO/CDO	1	277	—	Market proxy	Prepayment rate	2%	7%	2%	7%
			—	Market proxy	Bid quotes	0	102	50	77
– other ABSs		1,692	—	Market proxy	Bid quotes	0	97	56	91
Loans held for securitisation		27	—
Structured notes		2	4,024
– equity-linked notes		—	3,076	Model – option model	Equity volatility	7%	73%	14%	30%
			470	Model – option model	Equity correlation	16%	97%	45%	70%
– fund-linked notes		—	7	Model – option model	Fund volatility	6%	8%	6%	8%
– FX-linked notes		—	95	Model – option model	FX volatility	3%	26%	4%	14%
– other		2	376
Derivatives with monolines		139	—	Model – discounted cash flow	Credit spread	0.1%	3%	0.2%	2%
Other derivatives		2,527	2,060
– Interest rate derivatives:
Securitisation swaps		711	1,166	Model – discounted cash flow	Prepayment rate	1%	90%	5%	13%
Long-dated swaptions		1,149	98	Model – option model	IR volatility	4%	69%	17%	33%
Other		187	94
– FX derivatives
FX options		244	114	Model – option model	FX volatility	0.5%	27%	5%	11%
Other		3	1
– Equity derivatives
Long-dated single stock options		154	290	Model – option model	Equity volatility	3%	69%	14%	34%
Other		76	253
– Credit derivatives
Other		3	44
Other portfolios		4,100	4
– structured certificates		3,013	—	Model – discounted cash flow	Credit volatility	3%	4%	3%	4%
– EM corporate debt		83	—	Market proxy	Bid quotes	94	100	91	96
– other	2	1,004	4
At 30 Jun 2017		11,989	6,114

1	Collateralised loan obligation/collateralised debt obligation.

2	’Other’ includes a range of smaller asset holdings.

3	See notes on page 223 of the Annual Report and Accounts 2016.

94	HSBC Holdings plc

Quantitative information about significant unobservable inputs in Level 3 valuations (continued)
		Fair value		Valuation technique
		Assets	Liabilities		Key unobservable inputs	Full range of inputs		Core range of inputs
	Footnotes	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments		3,196	25	See footnote 3	See footnote 3	n/a	n/a	n/a	n/a
Asset-backed securities		1,550	—
– CLO/CDO	1	498	—	Market proxy	Prepayment rate	2%	7%	2%	7%
			—	Market proxy	Bid quotes	0	101	42	94
– other ABSs		1,052	—	Market proxy	Bid quotes	0	96	57	90
Loans held for securitisation		28	—
Structured notes		2	3,557
– equity-linked notes		—	3,090	Model – option model	Equity volatility	11%	96%	16%	36%
			300	Model – option model	Equity correlation	33%	94%	46%	81%
– fund-linked notes		—	9	Model – option model	Fund volatility	6%	11%	6%	11%
– FX-linked notes		—	87	Model – option model	FX volatility	3%	29%	5%	18%
– other		2	71
Derivatives with monolines		175	—	Model – discounted cash flow	Credit spread	2%	2%	2%	2%
Other derivatives		2,577	2,300
– Interest rate derivatives
Securitisation swaps		711	1,117	Model – discounted cash flow	Prepayment rate	0%	90%	8%	27%
Long-dated swaptions		1,236	109	Model – option model	IR volatility	8%	101%	21%	39%
Other		204	108
– FX derivatives
FX options		240	364	Model – option model	FX volatility	0.6%	25%	7%	12%
Other		4	2
– Equity derivatives
Long-dated single stock options		103	165	Model – option model	Equity volatility	11%	83%	16%	36%
Other		55	388
– Credit derivatives
Other		24	47
Other portfolios		5,919	37
– structured certificates		4,446	—	Model – discounted cash flow	Credit volatility	3%	4%	3%	4%
– EM corporate debt		124	—	Market proxy	Bid quotes	96	144	113	113
– other	2	1,349	37
At 31 Dec 2016		13,447	5,919

1	Collateralised loan obligation/collateralised debt obligation.

2	’Other’ includes a range of smaller asset holdings.

3	See notes on page 223 of the Annual Report and Accounts 2016.

HSBC Holdings plc	95

Notes on the Financial Statements (unaudited)

5	Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on page 225 of the Annual Report and Accounts 2016.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2017		At 31 Dec 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	86,633	86,526	88,126	88,140
Loans and advances to customers	919,838	922,239	861,504	861,564
Reverse repurchase agreements – non-trading	196,834	196,874	160,974	161,031
Financial investments – debt securities	50,518	51,911	46,923	47,223
Liabilities
Deposits by banks	64,230	64,198	59,939	59,925
Customer accounts	1,311,958	1,312,120	1,272,386	1,272,676
Repurchase agreements – non-trading	145,306	145,306	88,958	88,939
Debt securities in issue	63,289	63,903	65,915	66,386
Subordinated liabilities	21,213	24,341	20,984	23,556
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

6	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	6,401,562	21,770	85,961	441	86,402	82,638	1,091	83,729
Interest rate	16,920,521	179,772	235,029	1,354	236,383	227,547	3,323	230,870
Equities	569,947	—	9,232	—	9,232	10,585	—	10,585
Credit	346,197	—	3,928	—	3,928	4,546	—	4,546
Commodity and other	65,784	—	1,245	—	1,245	1,154	—	1,154
Gross total fair values	24,304,011	201,542	335,395	1,795	337,190	326,470	4,414	330,884
Offset					(107,471)			(107,471)
At 30 Jun 2017	24,304,011	201,542	335,395	1,795	229,719	326,470	4,414	223,413

Foreign exchange	5,819,814	26,281	126,185	1,228	127,413	118,813	968	119,781
Interest rate	13,729,757	215,006	253,398	1,987	255,385	245,941	4,081	250,022
Equities	472,169	—	7,410	—	7,410	9,240	—	9,240
Credit	448,220	—	5,199	—	5,199	5,767	—	5,767
Commodity and other	62,009	—	2,020	—	2,020	1,564	—	1,564
Gross total fair values	20,531,969	241,287	394,212	3,215	397,427	381,325	5,049	386,374
Offset					(106,555)			(106,555)
At 31 Dec 2016	20,531,969	241,287	394,212	3,215	290,872	381,325	5,049	279,819
The notional contract amounts of derivatives held for trading purposes and derivatives designated in qualifying hedge accounting indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Derivative assets and liabilities decreased during 1H17, reflecting changes in foreign exchange rates and yield curve movements.
Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is shown in the following table.

96	HSBC Holdings plc

Unamortised balance of derivatives valued using models with significant unobservable inputs
		Half-year to
		30 Jun	30 Jun	31 Dec
		2017	2016	2016
	Footnote	$m	$m	$m
Unamortised balance at beginning of period		99	97	84
Deferral on new transactions		101	67	89
Recognised in the income statement during the period:		(92)	(74)	(66)
– amortisation		(46)	(38)	(32)
– subsequent to unobservable inputs becoming observable		(1)	(2)	(3)
– maturity, termination or offsetting derivative		(45)	(34)	(31)
Exchange differences		6	(6)	(7)
Other		(4)	—	(1)
Unamortised balance at end of period	1	110	84	99

1	This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2017		At 31 Dec 2016
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	20,863	907	25,663	618
Interest rate	68,959	110,813	90,645	124,361
Total	89,822	111,720	116,308	124,979

7	Financial investments

Carrying amounts of financial investments
		30 Jun	31 Dec
		2017	2016
	Footnote	$m	$m
Available for sale securities at fair value		334,860	389,874
– treasury and other eligible bills		77,544	99,226
– debt securities		252,974	285,981
– equity securities		4,342	4,667
Held-to-maturity securities at amortised cost		50,518	46,923
– debt securities	1	50,518	46,923
At the end of the period		385,378	436,797

1	Fair value $51.9bn (31 December 2016: $47.2bn).

8	Assets pledged and collateral received
Information on assets pledged and collateral received is disclosed on pages 230 and 231 of the Annual Report and Accounts 2016. Assets pledged and collateral received fluctuate with the normal course of business, and any changes since 31 December 2016 were not material to HSBC at 30 June 2017.

9	Interests in associates and joint ventures
At 30 June 2017, the carrying amount of HSBC’s interests in associates and joint ventures was $21,071m (31 December 2016: $20,029m).

Principal associates of HSBC
	At
	30 Jun 2017		31 Dec 2016
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited (‘BoCom’)	16,501	9,959	15,765	10,207
The Saudi British Bank	3,555	4,291	3,280	3,999

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

HSBC Holdings plc	97

Notes on the Financial Statements (unaudited)

Bank of Communications Co., Limited
Impairment testing
At 30 June 2017, the fair value of HSBC’s investment in BoCom had been below the carrying amount for approximately 62 months. As a result, the Group performed an impairment test on the carrying amount of the investment in BoCom, which confirmed there was no impairment at 30 June 2017.

At
	30 Jun 2017			31 Dec 2016
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn
Bank of Communications Co., Limited (‘BoCom’)	16.9	16.5	10.0	16.1	15.8	10.2
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value in use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates of earnings. Cash flows beyond the short to medium term are extrapolated in perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. An imputed capital maintenance charge (‘CMC’) is calculated to reflect expected regulatory capital requirements, and is deducted from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected regulatory capital requirements. Additionally, management considers other factors (including qualitative factors) to ensure that the inputs to the VIU calculation remain appropriate. Significant management judgement is required in estimating the future cash flows of BoCom.
Key assumptions in VIU calculation
The assumptions we used in our VIU calculation were:

•	Long-term profit growth rate: 5% (31 December 2016: 5%) for periods after 2020, which does not exceed forecast GDP growth in mainland China.

•	Long-term asset growth rate: 4% (31 December 2016: 4%) for periods after 2020, which is the rate that assets are expected to grow to achieve long-term profit growth of 5%.

•
Discount rate: 13% (31 December 2016: 13%), which is derived from a range of values obtained by applying a capital asset pricing model (‘CAPM’) calculation for BoCom, using market data. Management also compares rates derived from the CAPM with discount rates from external sources, and HSBC’s discount rate for evaluating investments in mainland China. The discount rate used was within the range of 9.5% to 15.0% (31 December 2016: 10.2% to 15.0%) indicated by the CAPM and external sources.

•
Loan impairment charge as a percentage of customer advances: ranges from 0.74% to 0.86% (31 December 2016: 0.72% to 0.87%) in the short to medium term, and is based on the forecasts disclosed by external analysts. For periods after 2020, the ratio is 0.70% (31 December 2016: 0.70%), slightly higher than the historical average.

•	Risk-weighted assets as a percentage of total assets: 62% (31 December 2016: 62%) for all forecast periods. This is consistent with the medium-term forecasts disclosed by external analysts.

•	Cost-income ratio: ranges from 35.3% to 38% (31 December 2016: 40%) in the short to medium term. This is consistent with the forecasts disclosed by external analysts.
The following changes to each key assumption on its own used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term growth rate	Decrease by 13 basis points
• Long-term asset growth rate	Increase by 14 basis points
• Discount rate	Increase by 16 basis points
• Loan impairment charge as a percentage of customer advances	Increase by 3 basis points
• Risk-weighted assets as a percentage of total assets	Increase by 82 basis points
• Cost-income ratio	Increase by 58 basis points

98	HSBC Holdings plc

10	Provisions

	Restructuring costs	Contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	551	298	2,436	1,124	364	4,773
Additions	160	12	140	323	96	731
Amounts utilised	(202)	(2)	(160)	(243)	(57)	(664)
Unused amounts reversed	(75)	(66)	(440)	(39)	(43)	(663)
Unwinding of discounts	—	(1)	—	—	4	3
Exchange and other movements	26	10	91	61	11	199
At 30 Jun 2017	460	251	2,067	1,226	375	4,379

At 1 Jan 2016	463	240	3,174	1,340	335	5,552
Additions	128	65	799	114	93	1,199
Amounts utilised	(96)	—	(180)	(347)	(54)	(677)
Unused amounts reversed	(66)	(57)	(39)	(15)	(42)	(219)
Unwinding of discounts	—	—	(2)	—	4	2
Exchange and other movements	(21)	8	33	(105)	25	(60)
At 30 Jun 2016	408	256	3,785	987	361	5,797

At 1 Jul 2016	408	256	3,785	987	361	5,797
Additions	287	76	459	648	115	1,585
Amounts utilised	(72)	(1)	(1,651)	(333)	(64)	(2,121)
Unused amounts reversed	(49)	(40)	(126)	(79)	(54)	(348)
Unwinding of discounts	—	—	2	—	2	4
Exchange and other movements	(23)	7	(33)	(99)	4	(144)
At 31 Dec 2016	551	298	2,436	1,124	364	4,773
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action. Further details of customer remediation are set out in this note.
Payment Protection Insurance
At 30 June 2017, a provision of $1,056m (31 December 2016: $919m) was held relating to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in the first half of 2011 amount to $5.4bn, of which $4.3bn has been paid as at 30 June 2017.
An increase in provisions of $300m was recognised during the period, primarily reflecting a recent increase in complaint volumes, along with a delay to the inception of the expected time bar on inbound complaint volumes.
A total of 5.4 million PPI policies have been sold since 2000, generating estimated revenues of $3.3bn at 2017 average exchange rates. The gross written premiums on these policies were approximately $4.3bn.
At 30 June 2017, the estimated total complaints expected to be received were 2.1 million, representing 39% of total policies sold. It is estimated that contact will be made with regard to 2.5 million policies, representing 46% of total policies sold. This estimate includes inbound complaints as well as the Group’s proactive contact exercise on certain policies (‘outbound contact’).
The following table details the cumulative number of complaints received at 30 June 2017 and the number of claims expected in the future.

Cumulative PPI complaints received to 30 June 2017 and future claims expected
	Footnotes	Cumulative to 30 Jun 2017	Future expected
Inbound complaints (000s of policies)	1	1,443	356
Outbound contact (000s of policies)		685	—
Response rate to outbound contact		44%	n/a
Average uphold rate per claim	2	76%	83%
Average redress per claim ($)		2,482	2,709
Complaints to the Financial Ombudsman Service (‘FOS’) (000s of policies)		137	42
Average uphold rate per FOS complaint		40%	47%

1	Excludes invalid claims for which no PPI policy exists.

2	Claims include inbound and responses to outbound contact.
A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately $189m.

HSBC Holdings plc	99

Notes on the Financial Statements (unaudited)

11	Deferred tax
Net deferred tax assets amounted to $4.1bn at 30 June 2017 (30 June 2016: $3.6bn; 31 December 2016: $4.5bn), and mainly relate to timing differences in the US.

12	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2017	2016
	$m	$m
Guarantees and contingent liabilities:
Financial guarantees and similar contracts	36,874	37,072
Other guarantees	46,858	44,394
Other contingent liabilities	481	553
At the end of the period	84,213	82,019
Commitments:
Documentary credits and short-term trade-related transactions	8,810	9,190
Forward asset purchases and forward deposits placed	12,539	5,386
Standby facilities, credit lines and other commitments to lend	656,145	641,267
At the end of the period	677,494	655,843
The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 10 and 13.

13	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2016. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters at 30 June 2017 (see Note 10). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, at 30 November 2008 the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee’s US actions. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In March 2017, the Trustee submitted a notice of appeal to the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’), which has not yet determined whether it will hear the appeal.
The deadline by which the Trustee must serve HSBC with his English action has been extended to September 2017 for UK-based defendants and November 2017 for all other defendants.
Alpha Prime Fund Ltd (‘Alpha Prime’) and Senator Fund SPC (‘Senator’), co-defendants in one of the Trustee’s US actions, have each brought cross-claims against certain HSBC defendants. In December 2016, the US Bankruptcy Court granted HSBC’s motion to dismiss the cross-claims, and Alpha Prime and Senator’s failure to appeal renders the court’s ruling final.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands (‘BVI’) against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In October 2016, the liquidators for Fairfield (the ‘Fairfield Liquidators') filed a motion seeking leave to amend their complaints in the US Bankruptcy Court. In January 2017, the defendants filed their consolidated motion to dismiss, and opposition to, the Fairfield Liquidators’ motion seeking leave to amend. These motions remain pending.

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In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the United States District Court for the Southern District of New York (the ‘New York District Court’). In September 2016, the New York District Court granted HSBC’s motion to dismiss this action and the plaintiffs’ failure to appeal renders the court’s ruling final. Two investors in Hermes International Fund Limited (‘Hermes’) also asserted common law claims against various HSBC companies in the New York District Court. In March 2017, the court granted HSBC's motion to dismiss. The plaintiffs in that action have appealed to the Second Circuit Court of Appeals, where the matter is pending. In addition, SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd (‘Optimal’), filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. This action has been stayed pending the issuance of a potentially dispositive decision in an action initiated by Optimal regarding the validity of the assignment of its claims to SPV OSUS.
BVI litigation: Beginning in October 2009, the Fairfield Liquidators commenced lawsuits against fund shareholders, including HSBC companies that acted as nominees for clients, seeking recovery of redemption payments. In March 2016, the BVI court denied a motion brought by certain non-HSBC defendants challenging the Fairfield Liquidators’ authorisation to pursue their US claims, which those defendants have appealed. In August 2016, the Fairfield Liquidators voluntarily discontinued their actions against the HSBC defendants.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee’s US actions against Kingate and HBBM.
Thema Fund Limited (‘Thema’) and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.
Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and The Bank of Bermuda (Cayman), alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. The trial concluded in February 2017, and the case remains pending before the court for a decision.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Court of Appeal.
In March 2010, Herald (Lux) SICAV (‘Herald (Lux)’) (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL.
In October 2009, Alpha Prime and, in December 2014, Senator, each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. The action initiated by Senator has been temporarily suspended at Senator’s request. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, alleging breach of contract and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.
SPV OSUS’s action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed by the High Court in October 2015. In March 2017, the Irish Court of Appeal affirmed the dismissal. In April 2017, SPV OSUS filed an application seeking leave to appeal the dismissal to the Irish Supreme Court. A decision on leave has not yet been issued.
There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.
US mortgage-related investigations
In April 2011, HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into a consent order (the ‘OCC Servicing Consent Order’) with the Office of the Comptroller of the Currency (‘OCC’), and HSBC Finance Corporation (‘HSBC Finance’) and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (‘FRB’) (together with the OCC Servicing Consent Order, the ‘Servicing Consent Orders’).
The Servicing Consent Orders required prescribed actions to address certain foreclosure practice deficiencies. The Servicing Consent Orders also required an independent foreclosure review which, pursuant to amendments to the Servicing Consent Orders in February 2013, ceased and was replaced by a settlement under which HSBC and 12 other participating servicers agreed to provide cash payments and other assistance to eligible borrowers. In June 2015, the OCC issued an amended OCC Servicing Consent Order citing the failure of HSBC Bank USA to be in compliance with all requirements of the OCC Servicing Consent Order and stating that the failure to satisfy all requirements of the OCC Servicing Consent Order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties. In January 2017, the OCC terminated the OCC Servicing Consent Order, together with its February 2013 and June 2015 amendments, after determining that HSBC Bank USA had satisfied the requirements thereunder. In connection with the termination of the OCC Servicing Consent Order, the OCC also assessed a civil money penalty

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against HSBC Bank USA, finding that HSBC Bank USA failed to correct deficiencies identified under the OCC Servicing Consent Order in a timely fashion. The civil money penalty has been paid.
In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the ‘DoJ’), the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the ‘Federal Parties’) and the Attorneys General of 49 states and the District of Columbia (the ‘State Parties’) to resolve civil claims related to past residential mortgage loan origination and servicing practices (the ‘National Mortgage Settlement Agreement’ or ‘NMS’). In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB’s consent order of April 2011. Pursuant to the terms of the FRB’s civil money penalty order, the penalty will be satisfied through the cash payments made to the Federal Parties and the consumer relief provided under the National Mortgage Settlement Agreement. Such cash payments and consumer relief under the National Mortgage Settlement Agreement have occurred.
The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.
US mortgage securitisation activity and litigation
HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $4.5bn at 30 June 2017. HSBC notes that the scale of its mortgage securitisation activities was more limited in relation to a number of other banks in the industry. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance or third parties, and HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.
Mortgage foreclosure and trustee matters: As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants’ rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.
Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York, Ohio and Virginia against HSBC Bank USA as trustee of more than 320 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC’s motions to dismiss in several of these lawsuits were, for the most part, denied.
It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.
Loan repurchase matters: HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (‘Decision One’), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. In August 2016, HSBC reached an agreement in principle to settle one of the matters and the other matters remain pending.
HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC (‘RFC’), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.
It is not practicable to estimate the possible financial impact of these matters, as there are many factors that may affect the range of possible outcomes; however, the resulting financial impact could be significant.
FIRREA: Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC’s involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act (‘FIRREA’), concerning the origination, financing, purchase, securitisation and servicing of sub-prime and non-sub-prime residential mortgages.
HSBC continues to cooperate with the DoJ’s investigation, which is at or nearing completion. In December 2016, HSBC had an initial discussion with the DoJ, wherein the DoJ stated its preliminary view that HSBC is subject to liability under FIRREA in connection with certain securitisations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. In March 2017, HSBC provided its response to the DoJ, which, among other things, outlined why the bank disagrees with the DoJ’s preliminary view. Discussions are ongoing. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the institution of formal legal proceedings by the DoJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DoJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DoJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial impact of this matter, which could be significant.
HSBC expects the focus on mortgage securitisations to continue and that it may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

102	HSBC Holdings plc

Anti-money laundering and sanctions-related matters
In October 2010, HSBC Bank USA entered into a consent order with the OCC, and HNAH entered into a consent order with the FRB (each an ‘Order’ and together, the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to the Bank Secrecy Act (‘BSA’) and AML compliance. HSBC Bank USA is not currently in compliance with the OCC Order. Steps are being taken to address the requirements of the Orders.
In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government and regulatory agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the ‘US DPA’); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department and the OCC.
Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to continue to cooperate fully with the DoJ in any and all investigations, not to commit any crime under US federal law subsequent to the signing of the agreement, and to retain an independent compliance monitor (the ‘Monitor’). In February 2017, the Monitor delivered his third annual follow-up review report.
Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that HSBC is reviewing further with the DoJ, FRB and/or FCA. Additionally, as discussed elsewhere in this Note, HSBC is the subject of other ongoing investigations and reviews by the DoJ. HSBC Bank plc is also the subject of an investigation by the FCA into its compliance with UK money laundering regulations and financial crime systems and controls requirements. The potential consequences of breaching the US DPA, as well as the role of the Monitor and his third annual review, are discussed on pages 66 and 82 of the Annual Report and Accounts 2016.
HSBC Bank USA also entered into two consent orders with the OCC. These required HSBC Bank USA to correct the circumstances noted in the OCC’s report and to adopt an enterprise-wide compliance programme, and imposed restrictions on acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC’s prior approval.
These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. The plaintiff has appealed that decision.
In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws.
Since November 2014, four lawsuits have been filed in federal court in New York, Illinois and Texas, against various HSBC companies and others, on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in Iraq and Jordan or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. These actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world, including in the US, France, Belgium, Argentina, India and Spain are conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies, in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised.
In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. In November 2014, HSBC Swiss Private Bank was also placed under formal criminal examination in France for alleged tax-related offences in 2006 and 2007 and required to pay bail of €50m. In April 2015, HSBC Holdings was informed that it had been placed under formal criminal examination in France in connection with the conduct of HSBC Swiss Private Bank, and a €1bn bail was imposed. HSBC Holdings appealed the bail decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of these matters could differ significantly, however, from the bail amounts of €150m. In March 2016, HSBC was informed that the French magistrates had completed their investigation with respect to HSBC Swiss Private Bank

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and HSBC Holdings, and had referred the matter to the French public prosecutor for a recommendation on any potential charges. In October 2016, HSBC Swiss Private Bank and HSBC Holdings received the French public prosecutor’s brief in which the prosecutor recommended that the judge refer the cases to trial. HSBC Swiss Private Bank and HSBC Holdings responded to the prosecutor’s brief in November 2016.
In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with the relevant authorities. At 30 June 2017, HSBC has recognised a provision for these various matters in the amount of $796m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Due to uncertainties and limitations of these estimates, the ultimate penalties could be significantly higher than the amount provided.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In December 2016, the European Commission (the ‘Commission’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The Commission imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.
The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs’ federal and state antitrust claims, racketeering claims and unjust enrichment claims. The dismissal of the antitrust claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the decisions in May 2016. In July 2016, defendants filed a joint motion to dismiss the antitrust claims on additional grounds not previously addressed by the court and, in December 2016, the New York District Court granted in part and denied in part the motion, leaving only certain antitrust claims to be litigated. Certain plaintiffs have appealed the December 2016 order to the US Court of Appeals for the Second Circuit. Separately, in October 2016, the New York District Court granted a motion to dismiss claims brought by certain individual plaintiffs for lack of personal jurisdiction, which is also on appeal to the Second Circuit. Finally, in January 2017, the District Court granted the defendants’ motion to dismiss certain of the remaining antitrust claims against defendants that did not serve on the US dollar Libor submission panel. In the New York District Court, the cases with remaining claims against HSBC have been stayed while the court considers motions to certify classes in several putative class actions that are pending against HSBC’s co-defendants.
In March 2017 and June 2017, respectively, HSBC reached an agreement with plaintiffs to resolve a putative class action brought on behalf of persons who purchased US dollar Libor-indexed bonds and a putative class action brought on behalf of persons who purchased exchange-traded instruments indexed to US dollar Libor. Both settlements are subject to court approval.
Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In December 2016, HSBC reached an agreement with plaintiffs to resolve this action, subject to court approval. The court issued an order granting preliminary approval in January 2017, and has scheduled the final approval hearing in May 2018.
Singapore Interbank Offered Rate (‘SIBOR’), Singapore Swap Offer Rate (‘SOR’) and Australia Bank Bill Swap Rate (‘BBSW’): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the SIBOR, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. Defendants moved to dismiss the claims against them in the SIBOR and SOR case in November 2016 and in the BBSW case in February 2017. Those motions remain pending.

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US dollar International Swaps and Derivatives Association fix (‘ISDAfix’): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC’s motion to dismiss the complaint was denied in March 2016. In June 2017, HSBC reached an agreement with plaintiffs to resolve this consolidated action, subject to court approval. The court issued an order granting preliminary approval in July 2017, but has not yet set a date for the final approval hearing.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Supranational, sovereign and agency bonds
In April 2017, various HSBC companies, among other banks, were named as defendants in a putative class action alleging a conspiracy to manipulate the market for US dollar-denominated supranational, sovereign and agency bonds between 2005 and 2007 in violation of US antitrust laws. In July 2017, defendants filed a motion to dismiss. This action is at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Switzerland, Brazil, South Korea and South Africa, are conducting civil and criminal investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions. In August 2016, the DoJ indicted two now-former HSBC employees and charged them with wire fraud and conspiracy relating to a 2011 foreign exchange transaction. The trial is currently scheduled to begin in September 2017. HSBC was not named as a defendant in the indictment. HSBC is in active discussions with US regulators and the DoJ regarding a potential resolution of their investigations into HSBC’s foreign exchange conduct.
In December 2016, HSBC Bank plc entered into a settlement with Brazil’s Administrative Council of Economic Defense (‘CADE’) in connection with its investigation into 15 banks, including HSBC Bank plc, as well as 30 individuals, relating to practices in the offshore foreign exchange market. Under the terms of the settlement, HSBC Bank plc agreed to pay a financial penalty to CADE. CADE has also publicly announced that it is initiating a separate investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.
In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC filed an exception to the complaint, based on a lack of jurisdiction and statute of limitations. These proceedings are at an early stage.
In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The settlement remains subject to final approval by the court.
In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 (‘ERISA’) plan participants. The court dismissed the claims in the ERISA action, and the plaintiffs have appealed to the US Court of Appeals for the Second Circuit. In May 2015, another complaint was filed in the US District Court for the Northern District of California making similar allegations on behalf of retail customers. HSBC filed a motion to transfer that action from California to New York, which was granted in November 2015. In March 2017, the New York District Court dismissed the retail customers' complaint in response to the defendants’ joint motion to dismiss. The retail customer plaintiffs have requested leave to file an amended complaint in response to the court’s ruling. In April and June 2017, putative class actions making similar allegations on behalf of purported ‘indirect’ purchasers of foreign exchange products were filed in New York. Those plaintiffs subsequently filed a consolidated amended complaint. HSBC’s motion to dismiss the consolidated amended complaint is due in August 2017.
In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions. In June 2017, HSBC reached an agreement with the plaintiffs to resolve these actions. The settlement is subject to court approval.
At 30 June 2017, HSBC has recognised a provision for these and similar matters in the amount of $865m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC’s precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section’s investigation remains ongoing.

HSBC Holdings plc	105

Notes on the Financial Statements (unaudited)

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs allege that, among other things, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss. HSBC and the other pre-existing defendants have requested a stay of discovery.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the Defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, plaintiffs filed a third amended complaint. The court has granted the defendants’ request to file a joint motion to dismiss.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Treasury auctions
Beginning in July 2015, HSI, among other financial institutions, was named as a defendant in several putative class actions filed in the New York District Court. The complaints generally allege that the defendants violated US antitrust laws and the US CEA by colluding to manipulate prices of US Treasury securities sold at auction. The cases have been consolidated in the New York District Court. This matter is at an early stage.
The DoJ has requested information from HSBC and reportedly other banks regarding US Treasury securities trading practices. HSBC is cooperating with this ongoing investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interest rate swap litigation
In February 2016, various HSBC companies, among others, were named as defendants in a putative class action filed in the New York District Court. The complaint alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy‐side investors in the interest rate swaps marketplace. In June 2016, this action along with other complaints filed in the New York District Court and the Illinois District Court were consolidated in the New York District Court and, in January 2017, the defendants filed a motion to dismiss. In June 2017, certain plaintiffs in the consolidated action brought a separate individual action in the New York District Court, against the same defendants, alleging similar violations of federal and antitrust laws and breaches of common law in relation to the credit default swap market. These matters are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Fédération Internationale de Football Association (‘FIFA’) related investigations
HSBC has received enquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ’s investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

106	HSBC Holdings plc

Hiring practices investigation
The US Securities and Exchange Commission (the ‘SEC’) is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC’s investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

14	Goodwill impairment
As described on page 238 of the Annual Report and Accounts 2016, HSBC tests goodwill for impairment at 1 July each year and whenever there is an indication that goodwill may be impaired. At 30 June 2017, we reviewed the inputs used in our most recent impairment test in light of current economic and market conditions and there was no indication of goodwill impairment.

15	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2016 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2017. All related party transactions that took place in the half-year to 30 June 2017 were similar in nature to those disclosed in the Annual Report and Accounts 2016.

16	Events after the balance sheet date
A second interim dividend in respect of the financial year ending 31 December 2017 was declared by the Directors on 31 July 2017, as described in Note 2.
On 31 July 2017, the Board approved a share buy-back of up to $2.0bn.

17	Interim Report 2017 and statutory accounts
The information in this Interim Report 2017 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2017 was approved by the Board of Directors on 31 July 2017. The statutory accounts of HSBC Holdings plc for the year ended 31 December 2016 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditor, PricewaterhouseCoopers LLP (‘PwC’) has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

HSBC Holdings plc	107

Shareholder information

Shareholder information
		Page			Page
1	Directors’ interests	108	10	Final results	113
2	Employee share plans	110	11	Corporate governance	113
3	Share buy-back	111	12	Changes in Directors’ details	113
4	Notifiable interests in share capital	111	13	Going concern basis	113
5	Dealings in HSBC Holdings listed securities	112	14	Telephone and online share dealing service	113
6	First interim dividend for 2017	112	15	Stock symbols	114
7	Second interim dividend for 2017	112	16	Copies of the Interim Report 2017 and shareholder enquiries and communications	114
8	Proposed interim dividends for 2017	112
9	Earnings release	112

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2017 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC and its associates:

Directors’ interests – shares and debentures
			At 30 Jun 2017
	Footnotes	At 1 Jan 2017	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests[1]
HSBC Holdings ordinary shares
Phillip Ameen	2	5,000	5,000	—	—	—	5,000
Kathleen Casey	2	8,620	8,845	—	—	—	8,845
Laura Cha		5,200	5,200	—	—	—	5,200
Henri de Castries		16,165	16,585	—	—	—	16,585
Lord Evans of Weardale		9,170	12,892	—	—	—	12,892
Joachim Faber		66,605	66,605	—	—	—	66,605
Douglas Flint		402,158	252,428	—	—	—	252,428
Stuart Gulliver		3,344,208	3,580,751	176,885	—		3,757,636
Irene Lee		10,000	10,260	—	—	—	10,260
John Lipsky	2	16,165	16,165	—	—	—	16,165
Iain Mackay		345,469	567,957	—	—	—	567,957
Heidi Miller	2	3,975	4,075	—	—	—	4,075
Marc Moses		824,241	1,155,838	—	—	—	1,155,838
David Nish		50,000	—	50,000	—	—	50,000
Jonathan Symonds		21,771	27,936	4,885	—	—	32,821
Jackson Tai	2, 3	31,605	11,235	10,350	21,445	—	43,030
Pauline van der Meer Mohr		15,000	15,000	—	—	—	15,000

1
Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2017, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Douglas Flint – 255,347; Stuart Gulliver – 6,694,823; Iain Mackay – 2,213,667; and Marc Moses – 2,815,811. Each Director’s total interests represent less than 0.04% of the shares in issue including and excluding treasury shares.

2
Phillip Ameen has an interest in 1,000, Kathleen Casey has an interest in 1,769, John Lipsky has an interest in 3,233, Heidi Miller has an interest in 815 and Jackson Tai has an interest in 8,606 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

3	Jackson Tai has a non-beneficial interest in 10,350 shares of which he is custodian.
Savings-related share option plan

HSBC Holdings savings-related share option plan
					HSBC Holdings ordinary shares
	Date of award	Exercise price (£)	Exercisable		Held at	Held at
			from	until	1 Jan 2017	30 Jun 2017
Douglas Flint	23 Sep 2014	5.1887	1 Nov 2019	30 April 2020	2,919	2,919
Iain Mackay	23 Sep 2014	5.1887	1 Nov 2017	30 April 2018	3,469	3,469
There are no performance criteria for savings-related share options. No changes have been made to the terms of these awards since they were made. See page 110 for more details on the savings-related share option plans. The market value per ordinary share at 30 June 2017 was £7.1170. The highest and lowest market values per ordinary share during the half-year to 30 June 2017 were £7.1550 and £6.2080. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

108	HSBC Holdings plc

HSBC Share Plan 2011
Awards of restricted shares
Vesting of restricted share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in restricted share awards are categorised as the interests of the beneficial owner.

Restricted share awards
				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2017		Awards vested during the period to 30 Jun 2017		Awards held at
		Footnotes		1 Jan 2017	Number	Monetary value	Number	Monetary value	30 Jun 2017[1]
						£000		£000
Stuart Gulliver	11 Mar 2013	2	2018	99,357	—	—	—	—	101,945
	10 Mar 2014	3	2015-2017	35,348	—	—	36,268	242	—
	2 Mar 2015	4	2016-2018	51,298	—	—	26,507	178	26,127
	29 Feb 2016	5	2017-2019	74,200	—	—	25,124	169	51,009
	27 Feb 2017	6	2017	—	260,648	1,684	260,648	1,684	—
Iain Mackay	11 Mar 2013	2	2018	68,688	—	—	—	—	70,477
	10 Mar 2014	3	2015-2017	20,706	—	—	21,245	142	—
	2 Mar 2015	4	2016-2018	34,474	—	—	17,813	119	17,559
	29 Feb 2016	5	2017-2019	73,889	—	—	25,018	168	50,795
	27 Feb 2017	6	2017	—	151,776	980	151,776	980	—
Marc Moses	11 Mar 2013	2	2018	66,734	—	—	—	—	68,472
	10 Mar 2014	3	2015-2017	20,704	—	—	21,244	142	—
	2 Mar 2015	4	2016-2018	41,103	—	—	21,240	142	20,934
	29 Feb 2016	5	2017-2019	57,193	—	—	19,365	130	39,317
	27 Feb 2017	6	2017	—	154,544	998	154,544	998	—

1	Includes additional shares arising from dividend equivalents.

2
The vesting of awards granted in March 2013 is subject to a number of conditions, including satisfactory completion of the US Deferred Prosecution Agreement (‘DPA’), as determined by the Committee. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date. This award will lapse if the Committee determines that none of the conditions are satisfied.

3
At the date of the award (10 March 2014), the market value per share was £6.16. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 10 March 2017, the third anniversary of the award, the balance of the award vested. On that date, the market value per share was £6.67.

4
At the date of the award (2 March 2015) the market value per share was £5.83. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 14 March 2017, the second tranche of the award vested. On that date, the market value per share was £6.70. The balance of the award will vest in 2018.

5
At the date of the award (29 February 2016), the market value per share was £4.60. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. On 13 March 2017, the first tranche of the award vested. On that date, the market value per share was £6.72. A second tranche of the award will vest in 2018 and the balance will vest in 2019.

6
The non-deferred award vested immediately on 27 February 2017. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for six months from the vesting date. At the date of vesting, the market value per share was £6.46.

Conditional awards under the Group Performance Share Plan
The Group Performance Share Plan (‘GPSP’) is a plan designed to offer long-term incentives governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

Group Performance Share Plan
				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2017		Awards vested during the period to 30 Jun 2017		Awards held at
		Footnotes		1 Jan 2017	Number	Monetary value	Number	Monetary value	30 Jun 2017[1]
						£000		£000
Stuart Gulliver	12 Mar 2012	2	2017	881,960	—	—	904,929	6,081	—
	11 Mar 2013		2018	509,530	—	—	—	—	522,799
	10 Mar 2014		2019	708,783	—	—	—	—	727,242
	2 Mar 2015		2020	417,796	—	—	—	—	428,677
	29 Feb 2016		2021	454,002	—	—	—	—	465,826
Iain Mackay	12 Mar 2012	2	2017	164,632	—	—	168,920	1,135	—
	11 Mar 2013		2018	237,780	—	—	—	—	243,973
	10 Mar 2014		2019	415,184	—	—	—	—	425,997
	2 Mar 2015		2020	223,785	—	—	—	—	229,613
	29 Feb 2016		2021	253,987	—	—	—	—	260,601
Marc Moses	12 Mar 2012	2	2017	458,618	—	—	470,561	3,162	—
	11 Mar 2013		2018	264,955	—	—	—	—	271,855
	10 Mar 2014		2019	415,143	—	—	—	—	425,955
	2 Mar 2015		2020	223,785	—	—	—	—	229,613
	29 Feb 2016		2021	253,987	—	—	—	—	260,601

1	Includes additional shares arising from dividend equivalents.

2	On 13 March 2017, the deferred awards granted in 2012 vested. On that date the market value per share was £6.72.

HSBC Holdings plc	109

Shareholder information

Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period, the number of shares that vest will be determined based on an assessment of performance against financial and non-financial measures. Subject to that assessment, the shares will vest in five equal annual instalments. On vesting, awards are subject to a minimum six-month retention period. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

Long-term incentive awards
			HSBC Holdings ordinary shares
	Date of award	Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2017		Awards vested during the period to 30 Jun 2017		Awards held at
			1 Jan 2017	Number	Monetary value	Number	Monetary value	30 Jun 2017[1]
					£000		£000
Stuart Gulliver	27 Feb 2017	2020-2024	—	613,562	3,964	—	—	613,562
Iain Mackay	27 Feb 2017	2020-2024	—	343,226	2,217	—	—	343,226
Marc Moses	27 Feb 2017	2020-2024	—	343,226	2,217	—	—	343,226

1	At the date of award, 27 February 2017, the market value per share was £6.46.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2017, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2017
	Footnotes	HSBC Holdings ordinary shares
Beneficial owner
Kathleen Casey	1, 2	100
Henri de Castries	2	191
Douglas Flint	3	79
Stuart Gulliver	4	33,954
Irene Lee	2	118
Iain Mackay	4	18,985
Heidi Miller	1, 2	45
Marc Moses	4	19,190

1
Kathleen Casey has an interest in 1,789 and Heidi Miller has an interest in 824 ADSs, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2	Additional shares arising from scrip dividends.

3
Comprises the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (totalling 20 shares) and the automatic reinvestment of dividend income in new shares held in the HSBC Holdings UK Share Incentive Plan (totalling 59 shares).

4	Comprises dividend equivalents on Restricted Share awards, GPSP awards and long-term incentive awards granted under the HSBC Share Plan 2011.

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period to 30 June 2017.
A summary, for each plan, of the total number of options which were granted, exercised or lapsed during the period is shown in the table below. Particulars of options held by Directors of HSBC Holdings are set out on page 108. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There will be no further grant of options under the HSBC Holdings Savings-Related Share Option Plan: International; the final grant was in 2012. The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in 26 jurisdictions.
For options granted under the HSBC Holdings Savings-Related Share Option Plan, employees make contributions of up to £500 each month over a period of three or five years which may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, retirement including on grounds of injury or ill health, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain limited circumstances, in accordance with the plan rules, the exercise period of options granted under the all-employee share plans may be extended.

110	HSBC Holdings plc

The terms set out in the preceding paragraph also applied to options granted up to April 2012 under the HSBC Holdings Savings-Related Share Option Plan: International, with the exception that contributions were capped at the equivalent of £250 each month.
Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International, the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. Where applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The HSBC Holdings Savings-Related Share Option Plan will terminate on 23 May 2025 unless the Directors resolve to terminate the plan at an earlier date.

HSBC Holdings All-employee Share Option Plans
							HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable			At 1 Jan 2017	Granted in period	Exercised in period	Lapsed in period	At 30 Jun 2017
from	to	from	to	from	to	Footnotes
Savings-Related Share Option Plan						1
20 Apr 2011	21 Sep 2016	(£) 4.0472	(£) 5.4738	1 Aug 2016	30 April 2022		68,777,416	—	1,174,610	3,379,698	64,223,108
Savings-Related Share Option Plan: International						2
20 Apr 2011	24 Apr 2012	(£) 4.4621	(£) 5.0971	1 Aug 2016	31 Jan 2018		440,309	—	12,205	34,625	393,479
20 Apr 2011	24 Apr 2012	($) 7.1456	($) 8.2094	1 Aug 2016	31 Jan 2018		217,738	—	3,976	68,638	145,124
20 Apr 2011	24 Apr 2012	(€) 5.3532	(€) 5.7974	1 Aug 2016	31 Jan 2018		86,916	—	5,435	11,646	69,835
20 Apr 2011	24 Apr 2012	(HK$) 55.4701	(HK$) 63.9864	1 Aug 2016	31 Jan 2018		504,467	—	35,857	88,899	379,711

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.65.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.78.

3	Share buy-back
On 22 February 2017, HSBC Holdings commenced a share buy-back of its ordinary shares of $0.50 each for up to a maximum consideration of $1bn. This buy-back concluded on 12 April 2017. The purpose of the buy-back was to reduce HSBC’s number of outstanding ordinary shares. The nominal value of ordinary shares purchased during 2017 was $61,299,662 and the aggregate consideration paid by HSBC was £806,840,765. The table that follows outlines details of the ordinary shares purchased on a monthly basis during this buy-back. At 30 June 2017, the total number of shares purchased was 122,599,324, representing 0.60% of the ordinary shares in issue and 0.61% of the ordinary shares in issue (excluding treasury shares). All shares purchased were subsequently cancelled with the final cancellation taking place on 18 April 2017.

Share buy-back
	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid	Maximum value of shares that may yet be purchased
		£	£	£	£	$
Feb-17	20,682,000	6.8080	6.4500	6.5677	135,833,224	830,711,562
Mar-17	77,853,860	6.7800	6.4070	6.5977	513,656,572	196,246,773
Apr-17	24,063,464	6.6380	6.4610	6.5390	157,350,969	270,735
	122,599,324				806,840,765

4	Notifiable interests in share capital
At 30 June 2017, HSBC Holdings had received the following notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the UK Disclosure Guidance and Transparency Rules:

•
BlackRock, Inc. gave notice on 23 May 2017 that on 22 May 2017 it had an indirect interest in HSBC Holdings of 1,146,238,908 ordinary shares, qualifying financial instruments with 61,024,063 voting rights that may be acquired if the instruments are exercised or converted, and financial instruments with similar economic effect to qualifying financial instruments which refer to 7,014,031 voting rights. These represented 5.71%, 0.30% and 0.03%, respectively, of the total voting rights at 22 May 2017.

At 30 June 2017, as recorded in the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•
JPMorgan Chase & Co. gave notice on 25 May 2017 that on 22 May 2017 it had the following interests in HSBC Holdings ordinary shares: a long position of 861,098,439 shares, a short position of 129,106,596 shares, and a lending pool of 457,902,413 shares. These represented 4.22%, 0.63% and 2.24%, respectively, of the ordinary shares in issue at 22 May 2017.

•
BlackRock, Inc. gave notice on 29 June 2017 that on 27 June 2017 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,370,983,028 shares and a short position of 6,413,974, representing 6.73% and 0.03%, respectively, of the ordinary shares in issue at 27 June 2017.

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5	Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2017.

6	First interim dividend for 2017
The first interim dividend for 2017 of $0.10 per ordinary share was paid on 5 July 2017.

7	Second interim dividend for 2017
On 31 July 2017, the Directors declared a second interim dividend in respect of 2017 of $0.10 per ordinary share. It will be payable on 20 September 2017 to holders of record on 4 August 2017 on the Principal Register in the UK, and the Hong Kong and Bermuda Overseas Branch Registers. The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 September 2017. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 17 August 2017 and elections must be received by 7 September 2017.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 September 2017 to the holders of record on 4 August 2017. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 31 July 2017, 10 August 2017 and 21 September 2017.
The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 20 September 2017 to holders of record on 4 August 2017. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 31 August 2017. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 3 August 2017. The ADSs will be quoted ex-dividend in New York on 2 August 2017.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 4 August 2017 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 4 August 2017. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 3 August 2017.
Transfers of ADSs must be lodged with the depositary by 12 noon on 4 August 2017 in order to receive the dividend.

8	Proposed interim dividends for 2017
The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2017 that have not yet been declared are as follows:

Interim dividends for 2017 not yet declared
	Footnote	Third interim dividend for 2017	Fourth interim dividend for 2017
Announcement		3 Oct 2017	20 Feb 2018
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		12 Oct 2017	22 Feb 2018
Record date in London, Hong Kong, New York, Paris and Bermuda	1	13 Oct 2017	23 Feb 2018
Payment date		22 Nov 2017	6 Apr 2018

1	Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

9	Earnings release
An earnings release for the three-month period ending 30 September 2017 is expected to be issued on 30 October 2017.

112	HSBC Holdings plc

10	Final results
The results for the year to 31 December 2017 are expected to be announced on 20 February 2018.

11	Corporate governance
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2017, HSBC complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.
The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. HSBC is in discussion with the HKEx to update these waivers.
Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2016 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 30.

12	Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2016 which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules are set out below.
Henri de Castries
Member of the Group Remuneration Committee since 26 May 2017.
Joachim Faber
Resigned as Chairman of the Group Risk Committee on 28 April 2017. He remains a member of the committee.
Resigned as Director of Allianz France S.A. on 15 March 2017.
Irene Lee
Resigned as independent non-executive Director of Noble Group Limited on 11 May 2017.
David Nish
Member of the Group Remuneration Committee since 26 May 2017.
Jonathan Symonds
Senior Independent Director and interim Chairman of the Nomination Committee since 28 April 2017.
Resigned as Chairman of Innocoll AG on 24 July 2017.
Jackson Tai
Chairman of the Group Risk Committee since 28 April 2017.
Pauline van der Meer Mohr
Chairman of the Group Remuneration Committee and Conduct & Values Committee since 28 April 2017.

13	Going concern basis
As mentioned in Note 1 ‘Basis of preparation and significant accounting policies’ on page 86, the financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section of the Annual Report and Accounts 2016; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section of the Annual Report and Accounts 2016.

14	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary

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shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/shares.

15	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC.BH

16	Copies of the Interim Report 2017 and shareholder enquiries and communications
Further copies of the Interim Report 2017 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2017 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrar at the address given below. The Registrar offers an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong SAR	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email via website: www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Investor Centre: www.investorcentre.co.uk/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Depositary Receipts PO Box 505000 Louisville, KY 40233-5000 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@bnymellon.com Website: www.computershare.com/us
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

CACEIS Corporate Trust 14 rue Rouget de Lisle 92130 Issy-les-Moulineaux France	Telephone: +33 1 57 78 34 28 Email: CT-service-ost@caceis.com Website: www.caceis.com
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

114	HSBC Holdings plc

Abbreviations

Currencies
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H16	First half of 2016
1H17	First half of 2017
1Q16	First quarter of 2016
1Q17	First quarter of 2017
2H16	Second half of 2016
2Q16	Second quarter of 2016
2Q17	Second quarter of 2017
4Q16	Fourth quarter of 2016
A
ABS	Asset-backed security
ADS	American Depositary Share
AFS	Available for sale
AIEA	Average interest-earning assets
AML	Anti-money laundering
ARM	Adjustable-rate mortgage
ASEAN	Association of Southeast Asian Nations
AT1	Additional tier 1
B
Basel Committee	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BRRD	Bank Recovery and Resolution Directive (EU)
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management
BVI	British Virgin Islands
C
CAPM	Capital asset pricing model
CCAR	Federal Reserve Comprehensive Capital Analysis and Review
CCB	Capital conservation buffer
CCP	Central counterparty
CCR	Counterparty credit risk
CCyB	Countercyclical capital buffer
CDO	Collateralised debt obligation
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CGUs	Cash-generating units
CIUs	Collective investment undertakings
CLO	Collateralised loan obligation
CMB	Commercial Banking, a global business

CMC	Capital maintenance charge
CML	Consumer and Mortgage Lending (US)
CODM	Chief Operating Decision Maker
CRD	Capital Requirements Directive
CRR	Capital Requirements Regulation
CRS	Card and Retail Services
CVA	Credit valuation adjustment
D
Decision One	Decision One Mortgage Company LLC
DFAST	Dodd-Frank Act Stress Testing
DoJ	Department of Justice (US)

DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debit value adjustment
E
EBA	European Banking Authority
EC	European Commission
EM	Emerging market
EU	European Union
Euribor	European Interbank Offered Rate
F
FCA	Financial Conduct Authority (UK)
FICC	Fixed Income, Currencies and Commodities
FOS	Financial Ombudsman Service
FPC	Financial Policy Committee (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FuM	Funds under management
G
GAAP	Generally accepted accounting practice
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GLCM	Global Liquidity and Cash Management
Global Markets	HSBC’s capital markets services in Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
G-SII	Global systemically important institution
GTRF	Global Trade and Receivables Finance
H
HKEx	The Stock Exchange of Hong Kong Limited
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China

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HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Colombia	HSBC Bank (Colombia) S.A.
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Private Bank Suisse	HSBC Private Bank (Suisse) SA, HSBC’s private bank in Switzerland
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSS	HSBC Securities Services
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC Institutional Trust Services (Ireland) Limited
HTM	Held to maturity
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
ILAA	Individual liquidity adequacy assessment
ILR	Inherent liquidity risk
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
Investor Update	The Investor Update in June 2015
IRB	Internal ratings-based
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD	Loss given default
Libor	London Interbank Offered Rate
LICs	Loan impairment charges and other credit risk provisions
LTV	Loan to value
M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MBS	US mortgage-backed security
MDB	Multilateral development banks
MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities
N
NAFTA	The North American Free Trade Agreement
NII	Net interest income
NSFR	Net stable funding ratio
O
OCC	Office of the Comptroller of the Currency (US)
ORMF	Operational risk management framework
O-SII	Other systemically important institution
P
PBT	Profit before tax
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PSE	Public sector entities
PVIF	Present value of in-force long-term insurance business
PwC	PricewaterhouseCoopers LLP and its network of firms

Q
QIS	Quantitative impact study
R
RAS	Risk Appetite Statement
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RFB	Our UK ring-fenced bank
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RoE	Return on equity
RoRWA	Return on average risk-weighted assets
RQFII	Renminbi qualified foreign institutional investor
RTS	Regulatory technical standards
RWAs	Risk-weighted assets
S
SEC	Securities and Exchange Commission (US)
ServCo group	Separately incorporated group of service companies planned in response to UK ring-fencing proposals
SFT	Securities financing transactions
SPE	Special purpose entity
T
T1	Tier 1
T2	Tier 2
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of HSBC
TLAC	Total loss-absorbing capacity
U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)
US run-off portfolio	Includes the run-off CML residential mortgage loan portfolio of HSBC Finance on an IFRSs management basis
V
VaR	Value at risk
VIU	Value in use

116	HSBC Holdings plc

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 31 July 2017